Form 20-F
period 2011-03-31
Nautilus Marine Acquisition Corp
filed 2012-02-16
CIK 1507154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended October 31, 2011
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35235

NAUTILUS MARINE ACQUISITION CORP.

90 Kifissias Avenue
Maroussi 15125
Athens, Greece
(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.0001 par value per share	The NASDAQ Stock Market LLC
Warrants to purchase Common Stock	The NASDAQ Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 6,000,000 shares of common stock.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes☒ No☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes☒ No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes☒ No☐

NAUTILUS MARINE ACQUISITION CORP.

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires,

	references to “we,” “us,” “our,” “company” or “our company” are to Nautilus Marine Acquisition Corp., a company organized under the laws of the Republic of the Marshall Islands;

	references to “Securities Act” are to the United States Securities Act of 1933, as amended and references to the “Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;

	references to a ‘FPI” or “FPI status” are references to a foreign private issuer as defined by and determined pursuant to Rule 3b-4 of the Exchange Act;


references to “initial business transaction” and to “business transaction” are to our initial acquisition, share exchange, share reconstruction and amalgamation or contractual control arrangement with, or purchase of, all or substantially all of the assets of, or engaging in any other similar business transaction with, an unidentified operating business or assets;


references to “initial shares” are to the 1,200,000 shares of common stock (net of 180,000 shares of common stock which were forfeited on August 15, 2011 since the underwriter’s over-allotment option was not exercised) owned by our directors and their affiliates, which were purchased in a private placement prior to our initial public offering;

	references to “BCA” means the Business Corporation Act of the Republic of Marshall Islands;


references to “insider warrants” are to the warrants to purchase an aggregate 3,108,000 shares of common stock for the purchase price of $2,331,000, in a private placement that occurred prior to the consummation of our initial public offering;

	references to “public shares” are to shares of common stock sold as part of the units in the initial public offering (whether they were purchased in the offering or thereafter in the open market);

	references to “public shareholders” are to holders of public shares, including shares purchased by insiders;

	references to our “sponsors” are to Astra Maritime Inc. and Orca Marine Corp. which are owned by Prokopios (Akis) Tsirigakis and George Syllantavos, respectively;

references to a “prospectus” are to the Company’s initial public offering prospectus dated July14, 2011 filed with Securities and Exchange Commission;

references to a “target business” are to one or more operating businesses or assets which, we may target for an initial business transaction; and

all dollar amounts in are in U.S. dollars unless otherwise indicated.

i

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements.

The risk factors and cautionary language referred to in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by the Company in its forward-looking statements, including among other things:

	• our status as a development stage company;
	• the reduction of the proceeds held in the trust account due to third party claims;
	• our selection of a prospective target business or asset;
	• our issuance of our capital shares or incurrence of debt to complete a business transaction;
	• our ability to consummate an attractive business transaction due to our limited resources and the significant competition for business transaction opportunities;
	• conflicts of interest of our officers and directors;
	• potential current or future affiliations of our officers and directors with competing businesses;
	• our ability to obtain additional financing if necessary;
	• the ability of our directors and affiliates to control or influence the outcome of matters requiring shareholder approval due to its substantial interest in us;
• delisting of our securities from the Nasdaq Capital Market or an inability to have our securities listed on the Nasdaq Capital Market following a business transaction;
	• the adverse effect the outstanding warrants may have on the market price of our ordinary shares;
	• the adverse effect on the market price of our shares of common stock due to the existence of registration rights with respect to the securities owned by our directors and affiliates;
	• the lack of a market for our securities;
	• our being deemed an investment company;
	• our dependence on our key personnel;
	• our dependence on a single company after our business transaction;
	• environmental, permitting and other regulatory risks;
	• foreign currency fluctuations and overall political risk in foreign jurisdictions;
	• our operating and capital expenditures;
	• our competitive position; and
	• expected results of operations and/or financial position.

ii

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Annual Report, or the documents to which we refer readers in this Annual Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

The following selected financial data is derived from our audited financial statements as of and for the fiscal year ended October 31, 2011. The summary financial information for that period and as of that date should be read in conjunction with those consolidated financial statements and the accompanying notes included elsewhere in this Annual Report.

Our results of operations in any past period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

Summary of statement of operation data:
(US$)

November 1, 2010 (date of inception) to October 31, 2011

Revenue	$—
Loss from operations	$(88,713)
Net loss attributable to ordinary shareholders	$(88,713)
Net loss per ordinary share attributable to ordinary shareholders, basic and diluted	$(0.03)

 Summary of statement of cash flow data:
(US$)

November 1, 2010 (date of inception) to October 31, 2011
Cash Flows from Operating Activities
Net cash used in operating activities	$(62,047)
Cash Flows from Investing Activities
Cash held in Trust Account	$(44,480,000)
Cash Flows from Financing Activities
Net cash provided by financing activities	$48,832,411

Summary of balance sheet data:
(US$)

October 31, 2011
Cash	$290,364
Working capital	$48,144,518
Total assets	$48,776,241
Total shareholders’ equity	$5,139,313

(1)	Working capital is calculated as current assets minus current liabilities.

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

Risks Related to Our Business

We are a development stage company with no operating history and, accordingly, you will not have any basis on which to evaluate our ability to achieve our business objective.

We are a development stage company with no operating results to date. Since we do not have any operations or an operating history, you will have no basis upon which to evaluate our ability to achieve our business objective, the focus of which is to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction with one or more operating businesses or assets. We have no present revenue and will not generate any revenues or income until, at the earliest, after the consummation of a business transaction. We do not know when or if a business transaction will occur.

Our public shareholders may not be afforded an opportunity to vote on our proposed business transaction, unless such vote is required by law or the Nasdaq Capital Market.

We intend to consummate our initial business transaction without seeking shareholder approval unless we are required by law or the Nasdaq Capital Market to seek shareholder approval, or we decide to seek shareholder approval for other business or legal reasons. Accordingly, we may consummate our initial business transaction even if holders of a majority of our public shares do not approve of the business transaction we consummate.

Your only opportunity to affect the investment decision regarding a potential business transaction may be limited to the exercise of your right to redeem your common stock from us for cash, unless we seek shareholder approval of the business transaction.

Since our board of directors may consummate a business transaction without seeking shareholder approval, public shareholders may not have the right or opportunity to vote on the business transaction, unless we seek such shareholder vote. Accordingly, your only opportunity to affect the investment decision regarding a potential business transaction may be limited to exercising your redemption rights within the period of time set forth in our tender offer documents mailed to our public shareholders in which we describe our business transaction. In addition, your election to exercise your redemption rights could still be rejected if holders of more than approximately 88% of our common stock elect to exercise their redemption rights, or if, as a condition of the consummation of the business transaction, we are required to retain a certain minimum amount in the trust account by the target company. In addition, the redemption threshold may be further limited by the terms and conditions of a proposed business transaction.

If we are unable to consummate a business transaction, our public shareholders may be forced to wait until February 14, 2013 before they may redeem the proceeds of our trust account.

We have until February 14, 2013 to consummate an initial business transaction. If we do not consummate a business transaction by such date, we will (i) cease all operations except for the purposes of winding up, (ii) redeem our common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate as part of our plan of dissolution and liquidation. Furthermore, there will be no distribution with respect to our outstanding warrants, which will expire worthless.

If we are required to wind-up, liquidate the trust account and distribute such amount therein, pro rata, to our public shareholders, as part of any liquidation process, such winding up, liquidation and distribution must comply with the applicable provisions of the BCA. In that case, investors may be forced to wait beyond February 14, 2013 before the redemption proceeds of our trust account become available to them, and they receive the return of their pro rata portion of the proceeds from our trust account. We have no obligation to return funds to investors prior to the date of our redemption or liquidation unless we consummate a business transaction prior thereto and only then in cases where investors have sought to redeem their common stock. Only upon our redemption or any liquidation will public shareholders be entitled to distributions if we are unable to complete a business transaction.

Our purchase of common stock in the open market may support the market price of the common stock and/or warrants during the buyback period and, accordingly, the termination of the support provided by such purchases may materially adversely affect the market price of the common stock and/or warrants.

If we seek shareholder approval of our initial business transaction, prior to the consummation of our initial business transaction, there could be released to us from the trust account amounts necessary to purchase up to 15% of the common stock sold in our initial public offering (720,000 shares of common stock). These purchases could occur at any time commencing after the filing of our preliminary proxy statement and ending on the record date for the shareholder meeting to approve the initial business transaction. Any such purchases will not reduce the per-share redemption price to below $10.10. Purchases will be made only in open market transactions at times when we are not in possession of material non-public information and will not be made during a restricted period under Regulation M under the Exchange Act. Consequently, if the market does not view our initial business transaction positively, these purchases may have the effect of counteracting the market’s view of our initial business transaction, which would otherwise be reflected in a decline in the market price of our securities. The termination of the support provided by these purchases may lead to a significant reduction in the market price of our securities.

We may not be able to consummate a business transaction within the required timeframe, in which case we will be forced to liquidate.

We will only have until February 14, 2013 to consummate an initial business transaction. If we do not consummate a business transaction by such date, we will (i) cease all operations except for the purposes of winding up, (ii) as promptly as possible, but not more than five business days thereafter, redeem our common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate as part of our plan of dissolution and liquidation. Furthermore, there will be no distribution with respect to our outstanding warrants, which will expire worthless. We may not be able to find a suitable target business within the required time frame nor may we be able to consummate an acquisition in such time period. In addition, our negotiating position and our ability to conduct adequate due diligence on any prospective target may be reduced as we approach the deadline for either our entering into a letter of intent or consummation of a business transaction.
There is no guarantee that third parties will not seek recourse against the trust account.

Our deposit of funds in the trust account may not protect those funds from third party claims against us. Not all vendors, service providers, prospective target businesses or other entities we engage may execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, or even if they execute such agreements they may not be prevented from bringing claims against the trust account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case to gain advantage with a claim against our assets, including the funds held in the trust account. If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our shareholders if such third party refused to waive such claims. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the trust account, and not Messrs. Tsirigakis and Syllantavos, will be responsible to the extent of any liability for such third party claims.

Shareholders may be liable for claims of third party creditors to the extent you receive distributions in a dissolution

Under Marshall Islands law, shareholders might, in certain circumstances, be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. If we complied with the procedures set forth in Section 106 of the Marshall Islands Business Corporations Act, which are intended to ensure that we make reasonable provision for all claims against us, including a six month notice period during which any third-party claims can be brought against us before any liquidating distributions are made to shareholders, any liability of a shareholder with respect to a liquidating distribution should be limited to the lesser of such shareholder’s pro rata share of the claim or the amount distributed to the shareholder, and any liability of the shareholder should be barred after the period set forth in such notice. However, it is our intention to make liquidating distributions to our shareholders as soon as reasonably possible after dissolution. As such, our shareholders could potentially be liable for any claims to the extent of distributions received by them in a dissolution and any such liability of our shareholders will likely extend beyond the third anniversary of such dissolution or the settlement of claims, litigation or proceedings begun prior to or during the three year period. Accordingly, third parties may seek to recover from our shareholders amounts owed to them by us.

Our independent directors may decide not to enforce the indemnification obligations of Messrs. Tsirigakis and Syllantavos, resulting in a reduction in the amount of funds in the trust account available for distribution to our public shareholders.

In the event that the proceeds in the trust account are reduced below $10.10 per share and Messrs. Tsirigakis and Syllantavos assert that they are unable to satisfy their indemnification obligations or that they have no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against such officers or directors to enforce their indemnification obligations. This situation may present significant conflicts of interest and while we currently expect that our independent directors would take legal action on our behalf against such persons to enforce their indemnification obligations to us, it is possible that our directors in exercising their business judgment may choose not to do so in any particular instance. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the trust account available for distribution to our public shareholders may be reduced below $10.10 per share.

If we seek shareholder approval of our initial business transaction and holders of more than approximately 88% of our common stock indicate their intention to vote against the transaction and exercise their redemption rights, our  directors, officers or their affiliates could affect the outcome of the consummation of our business transaction if they elect to purchase shares from shareholders who would otherwise choose to exercise their redemption rights provided we are not subject to the foreign private issuer rules.

Solely in the event we seek shareholder approval of our business transaction and we do not conduct redemptions in connection with our business transaction pursuant to the tender offer rules and we are not subject to the foreign private issuer rules, any privately negotiated transaction to purchase shares from a shareholder who would otherwise vote against the business transaction and redeem its common stock for a pro rata portion of the trust account would include a contractual acknowledgement that such shareholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that our officers, directors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their common stock. Although we do not currently anticipate paying any premium purchase price for such public shares, in the event we do, the payment of a premium may not be in the best interests of those shareholders not receiving any such additional consideration. Any such purchases will not reduce the per-share redemption price to below $10.10. The purpose of such purchases would be to increase the likelihood of obtaining shareholder approval of the business transaction or, where the purchases are made by our directors, officers or their affiliates, to satisfy a closing condition in an agreement with a target that requires us to have a minimum amount remaining in the trust account at the closing of the business transaction, where it appears that such requirement would otherwise not be met. This may result in the consummation of our initial business transaction that may not otherwise have been possible.

None of our officers, or directors have agreed to purchase any such shares, and the failure to so agree at the applicable time could adversely impair our ability to consummate a business transaction. Moreover, even if our officers or directors were to undertake such purchases, such purchases could be subject to limitations under applicable securities laws and regulations, including Regulation M and regulations regarding tender offers. The inability of such persons to effect such purchases could adversely impair our ability to consummate a business transaction.

If we submit our business transaction to our shareholders for approval and we are not subject to the foreign private issuer rules, we may use funds in our trust account to purchase, directly or indirectly, shares from holders thereof who have indicated an intention to vote against the business transaction and redeem their common stock.

Solely if we submit our business transaction to our shareholders for approval, we do not conduct redemptions in connection with our business transaction pursuant to the tender offer rules and we are not subject to the foreign private issuer rules, and holders of our public shares indicate an intention to vote against the business transaction and seek to redeem their common stock, we may privately negotiate arrangements to provide for the purchase of such shares at or after the closing of the business transaction using funds held in the trust account.

In addition, in the event we seek shareholder approval of our business transaction, we do not conduct redemptions pursuant to a tender offer and we are not subject to the foreign private issuer rules, we may request our transfer agent release to us the necessary funds to make purchases of common stock, in an amount up to 15% of the common stock sold in our initial public offering (720,000 shares of common stock), in the open market in a manner intended to comply with Rule 10b-18 under the Exchange Act, so long as the price paid for such common stock (inclusive of commissions) does not exceed the per-share amount then held in the trust account ($10.10 per share). These purchases could begin immediately after the filing of our preliminary proxy statement.

The purpose of such purchases and arrangements would be to: (i) increase the likelihood of satisfaction of the requirement that no more than approximately 88% of our outstanding common stock demand to redeem their common stock or (ii) increase the likelihood of obtaining shareholder approval of the business transaction, where it appears that such requirements would otherwise not be met. This may result in the consummation of a business transaction that may not otherwise have been possible. In addition, purchases in the open market would provide liquidity to public shareholders in advance of the closing of our initial business transaction

If we seek shareholder approval of our business transaction and if we are not a FPI and are subject to the domestic issuer rules, public shareholders, together with any of their affiliates or any other person with whom they are acting in concert or as a “group”, will be restricted from seeking redemption rights with respect to more than an aggregate of 20% of the common stock sold in our initial public offering.

Solely if we seek shareholder approval of our initial business transaction and do not conduct redemptions in connection with our business transaction pursuant to the tender offer rules and we lose our status as a FPI and are subject to the U.S. domestic issuer rules, our amended articles of incorporation provides that a public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming their common stock with respect to more than an aggregate of 20% of the common stock sold in our initial public offering. Accordingly, if you hold more than 20% of the common stock sold in our initial public offering and we submit a proposed business transaction for shareholder approval, you will not be able to seek redemption with respect to the full amount of your common stock and may be forced to hold such additional common stock or sell them in the open market. The value of such additional common stock may not appreciate over time following the business transaction and the market price of such additional common stock may not exceed the per-share redemption price.

Our purchases of common stock in the open market or in privately negotiated transactions would reduce the funds available to us after our initial business transaction, may make it more difficult for us to maintain the listing of our common stock on a national securities exchange, and may have negative economic effects on shareholders from whom we do not purchase common stock in such private or public transactions.

If we seek shareholder approval of our initial business transaction, we do not conduct redemptions pursuant to the tender offer rules in connection with our business transaction and we are not subject to the foreign private issuer rules, we may privately negotiate transactions to purchase common stock after the closing of the business transaction from shareholders who would have otherwise elected to have their common stock redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the trust account. In addition, in the event we seek shareholder approval of our initial business transaction, we may make purchases of our common stock, in an amount up to 15% of the common stock sold in our initial public offering (720,000 shares of common stock), in the open market in a manner intended to comply with Rule 10b-18 under the Exchange Act, using funds held in the trust account so long as the price paid for such common stock does not exceed the per-share amount then held in the trust account (approximately $10.10 per share).

As a consequence of such purchases:

•	the funds in our trust account that are so used will not be available to us after our initial business transaction;

•
the public “float” of our common stock may be reduced and the number of beneficial holders of our securities may be reduced following the consummation of our business transaction, which may make it difficult to maintain compliance with the continued listing standards of a national securities exchange, and adversely impact your ability to trade in our securities;

•
because the shareholders who sell their common stock in a privately negotiated transaction or pursuant to open market transactions, as described above, may receive a per-share purchase price payable from the trust account that is not reduced by a pro rata share of taxes payable, our remaining shareholders may bear the entire payment of accrued and unpaid taxes and deferred underwriting commission. That is, if we seek shareholder approval of our initial business transaction, the redemption price per share payable to public shareholders who elect to have their common stock redeemed will be reduced by a larger percentage of any taxes payable and deferred underwriting commission than it would have been in the absence of such privately negotiated or open market transactions, and shareholders who do not elect to have their common stock redeemed and remain our shareholders after the business transaction will bear the economic burden of a larger percentage of the taxes payable and deferred underwriting commission; and

•
the payment of any premium would result in a reduction in book value per share for the remaining shareholders compared to the value received by shareholders that have their common stock purchased by us at a premium.

You will not have any rights or interests in funds from the trust account, except under certain limited circumstances.

Our public shareholders will be entitled to receive funds from the trust account only upon the earlier to occur of: (i) our consummation of a business transaction, and then only in connection with those shares of common stock that such shareholder properly elected to redeem, subject to the restrictions described in this report, (ii) redemption to public shareholders prior to any voluntary winding-up in the event we do not consummate a business transaction or (iii) our liquidation. In no other circumstances will a shareholder have any right or interest of any kind in the trust account.

If the net proceeds of our initial public offering not being placed in the trust account are insufficient to allow us to operate until at least February 14, 2013, we may not be able to complete an initial business transaction.

As of October 31, 2011, $290,364of the net proceeds of our initial public offering was held outside the trust account. In addition, up to 100% of the interest earned on the proceeds placed in the trust account is available to us for working capital purposes; however, we will not have an operating business in the period prior to our business transaction and will therefore be primarily dependent on these funds. These amounts may prove to be insufficient, especially if a portion of the available proceeds is used to make a down payment or pay exclusivity or similar fees in connection with a business transaction, or if we expend a significant portion of the available proceeds in pursuit of a business transaction that is not consummated.

We could use a portion of the $290,364held outside of the trust account and up to 100% of the interest earned on the proceeds placed in the trust account for working capital purposes, including due diligence costs in connection with a potential business transaction or to pay fees to consultants to assist us with our search for a target business. We could also use a portion of these funds as a down payment, “reverse break-up fee” (a provision designed to compensate a target for any breach by the buyer which results in a failure to close the transaction), or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with others on terms more favorable to such target businesses) with respect to a particular proposed business transaction, although we do not have any current intention to do so. If we entered into such an agreement with a prospective target where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise) or if we agree to a reverse break-up fee and subsequently were required to pay such fee as a result of our breach of a merger or other agreement or if our costs are otherwise higher than expected, we might not have sufficient funds to continue searching for, or conducting due diligence with respect to, any other potential target businesses. If we do not have sufficient proceeds available to fund our expenses, we may be forced to obtain additional financing, either from our management or the sponsors or from third parties, to continue operating. We may not be able to obtain additional financing and our sponsors and management are not obligated to provide any additional financing. If we do not have sufficient proceeds and cannot find additional financing, we may be forced to dissolve and liquidate prior to consummating a business transaction.

A decline in interest rates could limit the amount available to fund our search for a target business or businesses and complete our initial business transaction since we will depend on interest earned on the trust account to fund our search, to pay our tax obligations and to complete a business transaction.

Of the net proceeds of our initial public offering, as of October 31, 2011, only $290,364 is available to us outside the trust account to fund our working capital requirements. We will depend on sufficient interest being earned on the proceeds held in the trust account to provide us with additional working capital that we will need to identify one or more target businesses and to consummate our initial business transaction, as well as to pay any tax obligations that we may owe. The current low interest rate environment may make it more difficult for us to have sufficient funds available to structure, negotiate or close our initial business transaction. In such event, we would need to borrow funds from our sponsors or management team to operate or may be forced to liquidate. Neither our sponsors nor any of our officers or directors is under any obligation to advance funds to us in such circumstances.

If we are deemed to be an investment company under the United States Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business transaction.

If we are deemed to be an investment company under the Investment Company Act of 1940, as amended, our activities may be restricted, including:

•	restrictions on the nature of our investments; and

•	restrictions on the issuance of securities, each of which may make it difficult for us to complete a business transaction.

In addition, we may have imposed upon us burdensome requirements, including:

•	registration as an investment company;

•	adoption of a specific form of corporate structure; and

•	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that we are engaged primarily in a business other than investing, reinvesting or trading of securities and that our activities do not include investing, reinvesting, owning, holding or trading “investment securities” constituting more than 40% of our assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Our business will be to identify and consummate a business transaction and thereafter to operate the acquired business or assets for the long term. We do not plan to buy businesses or assets with a view to resale or profit from their resale. We do not plan to buy unrelated businesses or assets or to be a passive investor. We do not believe that our anticipated principal activities will subject us to the Investment Company Act. To this end, the proceeds held in the trust account may only be invested in United States government treasury bills with a maturity of 180 days or less or in money market funds investing solely in United States government treasuries and meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act. Pursuant to the trust agreement, the trustee is not permitted to invest in other securities or assets. By restricting the investment of the proceeds to these instruments, and by having a business plan targeted at acquiring, growing and businesses for the long term (rather than on buying and selling businesses in the manner of a merchant bank or private equity fund), we intend to avoid being deemed an “investment company” within the meaning of the Investment Company Act.

An investment in our securities is not intended for persons who are seeking a return on investments in government securities or investment securities. The trust account is intended as a holding place for funds pending the earlier to occur of either: (i) the consummation of our primary business objective, which is a business transaction; or (ii) absent a business transaction, our return of the funds held in the trust account to our public shareholders as part of our redemption of public shares. If we do not invest the proceeds as discussed above, we may be deemed to be subject to the Investment Company Act. If we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expense for which we have not accounted.

In certain circumstances, our board of directors may be viewed as having breached their fiduciary duties to our creditors, thereby exposing itself and our company to claims of punitive damages.

If we are forced to enter into insolvent liquidation or a petition for winding up is filed against us which is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a court could seek to recover all amounts received by our shareholders. Furthermore, because we intend to distribute the proceeds held in the trust account to our public shareholders promptly after the termination of our existence by operation of law, this may be viewed or interpreted as giving preference to our public shareholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. Claims may be brought against us for these reasons.

Although we are required to use our best efforts to have an effective registration statement covering the issuance of the share of common stock underlying the warrants at the time that our warrant holders exercise their warrants, a registration statement may not be effective, in which case our warrant holders may not be able to exercise their warrants and therefore the warrants could expire worthless.

Holders of our warrants will be able to exercise the warrants only if we have an effective registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such common stock and such common stock are qualified for sale or exempt from qualification under the applicable securities laws of the states in which the various holders of warrants reside. We may not be able to maintain an effective registration statement covering the common stock issuable upon exercise of the warrants. Factors such as an unexpected inability to remain current in our SEC reporting obligations or other material developments concerning our business could present difficulties in maintaining an effective registration statement and a current prospectus. Holders of warrants will not be entitled to a cash settlement for their warrants if we fail to have an effective registration statement or a current prospectus available relating to the common stock issuable upon exercise of the warrants. If we fail to have an effective registration statement or a current prospectus available relating to the common stock issuable upon exercise of the warrants, our warrant holders may not be able to exercise their warrants and the warrants could expire worthless.

We may not be required to obtain an opinion from an independent investment banking firm as to the fair market enterprise value of the target business or that the price we are paying for the target business is fair to our shareholders.

Unless we consummate a business transaction with an affiliated entity, we are not required to obtain an opinion from an independent investment banking firm that either the target business we select has a certain fair market enterprise value at the time of our signing a definitive agreement in connection with our initial business transaction or that the price we are paying is fair to our shareholders unless our board of directors is not able to independently determine that a target business (or businesses) has a sufficient fair market enterprise value or there is a conflict of interest with respect to the transaction. The fair market enterprise value of such business will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value, and the price for which comparable businesses have recently been sold. If no opinion is obtained, our shareholders will be relying on the judgment or our board of directors.

We may issue shares of our capital stock or debt securities to complete a business transaction, which would reduce the equity interest of our shareholders and likely cause a change in control of our ownership.

Our amended articles of incorporation authorizes the issuance of 200,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. Depending upon the requirements of the target business or asset, and the amount of funds available to us from the trust account following any payments to holders redeeming their common stock, we may issue a substantial number of additional shares of common or preferred stock, or a combination of common and preferred stock, to complete a business transaction. The target’s preference in receiving cash, stock or a blend of cash and stock as consideration for the business transaction may be driven by the target’s desire for working capital, cash in-hand or control of the post-transaction entity. Any such additional securities will not have a claim against the trust account, will not participate in any manner in the proceeds of the trust account and will not reduce the per-share redemption price to below $10.10. To the extent the value of the target business or asset exceeds the value of the funds held in our trust account, it is likely that we would issue additional shares, incur debt, or a combination of cash, shares and debt to complete such business transaction. We cannot assure you whether or not we may issue shares of our capital stock or debt securities to complete a business transaction because we have not identified a target business or asset, do not know what industry such ultimate target will be operating in and do not know the amount of funds that will ultimately be available to us to complete our business transaction. The issuance of additional shares of our capital stock or debt securities:

•	may significantly reduce the equity interest of our current shareholders;

•	may subordinate the rights of holders of shares of common stock if preferred stock is issued with rights senior to those afforded to the holders of our shares of common stock;

•
may cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and may result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our shares of common stock.

For a more complete discussion of the possible structure of a business transaction, see the section below entitled “Business — Effecting a Business Transaction — We Have Not Identified a Target Business.” To the extent we have funds remaining in our trust account following the consummation of a business transaction, those funds may be used for any purpose agreed to between us and the target business or asset based upon the needs of the post transaction entity, including but not limited to, working capital, debt repayment or employee compensation.

Substantial resources could be expended in researching initial business transactions that are not consummated, which could materially adversely affect subsequent attempts to locate and consummate an initial business transaction.

We anticipate the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and other third party fees and expenses. If we decide not to enter into an agreement with respect to a specific proposed initial business transaction we have investigated, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate the business transaction for any number of reasons including those beyond our control. In addition, in the event we seek shareholder approval of our initial business transaction and we do not conduct redemptions pursuant to the tender offer rules in connection with our initial business transaction, we may make purchases of our common stock, in an amount up to 15% of the common stock sold in our initial public offering, in the open market in a manner intended to comply with Rule 10b-18 under the Exchange Act. Any such purchases in connection with a proposed business transaction that is not consummated will result in a loss to us of the related costs, which could materially adversely affect subsequent attempts to locate and consummate a business transaction.

Our officers and directors may allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to our affairs. These conflicts could impair our ability to consummate a business transaction.

Our officers and directors are not required to commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and other businesses. We do not intend to have any full time employees prior to the consummation of a business transaction. Certain of our executive officers are engaged in several other business endeavors and are not obligated to contribute any specific number of hours per week to our affairs. If our executive officers’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could impair our ability to consummate a business transaction. These conflicts may not be resolved in our favor.

Certain of our officers and directors currently are, and may in the future become, affiliated with entities engaged in business activities that are similar to those intended to be conducted by us and, accordingly, may have conflicts of interest in determining to which entity a particular business opportunity should be presented.

Certain of our officers and directors have been principals of, or affiliated or associated with, other blank check companies, and/or may in the future become, affiliated with additional entities engaged in business activities similar to those intended to be conducted by us. Due to these existing affiliations, our officers and directors may have fiduciary obligations to present potential business opportunities to those entities prior to presenting them to us, which could cause additional conflicts of interest. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor. For a complete discussion of our management’s business affiliations and the potential conflicts of interest that you should be aware of, see “Management — Conflicts of Interest.”

Our management may negotiate fees, employment, consulting or similar types of agreements with a target business in connection with a particular business transaction. These agreements may provide for them to receive compensation following a business transaction and, as a result, may cause them to have conflicts of interest in determining whether a particular business transaction is in the best interest of our public shareholders.

Our management may not be able to remain with the company after the consummation of a business transaction unless they are able to negotiate employment or consulting agreements in connection with a business transaction. If, as a condition to a potential initial business transaction, our existing officers negotiate to be retained after the consummation of the business transaction, or to be paid fees, such negotiations may result in a conflict of interest. Such negotiations would take place simultaneously with the negotiation of the business transaction and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the consummation of the business transaction. While the personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business, the ability of such individuals to remain with us after the consummation of a business transaction will not be the determining factor in our decision as to whether or not we will proceed with any potential business transaction. In making the determination as to whether current management should remain with us following the business transaction, we will analyze the experience and skill set of the target business’s management and negotiate as part of the business transaction that our existing officers and directors remain if it is believed to be in the best interests of the combined company after the consummation of the business transaction.

We will only have a limited ability to evaluate the management of the target business.

We intend to closely scrutinize the management of the target business; however, our assessment of these individuals may not prove to be correct. These individuals may be unfamiliar with the requirements of operating a public company which could cause us to have to expend time and resources helping them become familiar with such requirements. This could be expensive and time-consuming and could lead to various operational issues which may adversely affect our operations.

We may engage in a business transaction with one or more target businesses that have relationships or are affiliated with our sponsors, directors or officers, which may raise potential conflicts.

We may engage in a business transaction with one or more target businesses that have relationships or are affiliated (as defined in Rule 405 of the Securities Act) with our sponsors, directors or officers, provided that we obtain an opinion from an independent investment banking firm that may or may not be a member of FINRA that the business transaction is fair to our shareholders from a financial point of view, which may raise potential conflicts. Also, the completion of a business transaction between us and an entity owned by a business in which one of our directors or officers may have an interest could enhance their prospects for future business from such client.

Since our directors or their affiliates will lose their entire investment in us if a business transaction is not consummated and may be required to pay costs associated with our liquidation and our officers and directors have significant financial interests in us, a conflict of interest may arise in determining whether a particular acquisition target is appropriate for our initial business transaction.

Our directors and their affiliates own 1,200,000 shares of our shares of common stock that will be worthless if we do not consummate a business transaction. In addition, they own warrants exercisable for our shares of common stock that will also be worthless if we do not consummate a business transaction. In addition, their earnout shares (equal to 5.0% of our issued and outstanding shares) will be subject to forfeiture as follows: (i) 2.5% of our issued and outstanding shares will be subject to forfeiture in the event the last sales price of our stock does not equal or exceed $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 36 months following the closing of our initial business transaction and (ii) 2.5% of our issued and outstanding shares will be subject to forfeiture in the event the last sales price of our stock does not equal or exceed $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 36 months following the closing of our initial business transaction. Also, in the event we enter into an automatic redemption pursuant to our amended articles of incorporation, our sponsors have agreed to advance us the entire amount of the funds necessary to complete any voluntary liquidation (currently anticipated to be no more than approximately $20,000) and have agreed not to seek repayment for such expenses. The personal and financial interests of our officers or directors may influence their motivation in identifying and selecting a target business transaction and completing an initial business transaction. Consequently, the discretion of our officers and directors in identifying and selecting a suitable target business transaction may result in a conflict of interest when determining whether the terms, conditions and timing of a particular initial business transaction are appropriate and in the best interest of our public shareholders.

The requirement that we complete a business transaction by February 14, 2013 may motivate our officers and directors to approve a business transaction that is not in the best interests of shareholders.

Each of our officers and directors may receive reimbursement for out-of-pocket expenses incurred by him in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business transactions. The funds for such reimbursement will be provided from the money held outside of the trust account. In the event that we do not effect a business transaction by February 14, 2013, then any expenses incurred by such individuals in excess of the money being held outside of the trust account will not be repaid and we will liquidate. On the other hand, if we complete a business transaction within such time period, those expenses will be repaid by the target business. Consequently, our officers and directors may have an incentive to complete a business transaction which may not be in the best interest of our shareholders.

We are not be limited to a particular industry or geographic area and may acquire a business operating in an industry that is beyond the expertise of our management.

Our efforts in identifying a prospective target business is not limited to any particular industry or geographic area, although we initially are focusing our efforts on acquiring a target business operating in the international maritime shipping, offshore and related maritime services industries. Our management will not rule out pursuing attractive business opportunities in any geographic location or industry, even if such location or industry is outside our areas of expertise, if our management determines that such business transaction is in the best interests of our company and shareholders.

Should a favorable business opportunity present itself in an industry or area that is outside of our management’s expertise, our ability to assess the growth potential, financial condition, experience and skill of incumbent management, competitive position, regulatory environment and other criteria in evaluating such a business opportunity may be adversely affected. If we determine to acquire a prospective target business which is outside of the expertise of our management, no assurance can be given that we will be able to complete such an acquisition, and an unsuccessful attempt to do so could result in redemption of funds to public shareholders from the trust account and, if applicable, our subsequent entry into a voluntary liquidation. Except for the limitation that a target business have a fair market value of at least 80% of the value of the trust account, we will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate.

Our officers, directors, securityholders and their respective affiliates may have competitive pecuniary interests that conflict with our interests.

We have not adopted a policy that expressly prohibits our directors, officers, securityholders or affiliates from having a direct or indirect pecuniary interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such persons or entities may have a conflict between their interests and ours.

We will probably complete only one business transaction with the proceeds of our initial public offering and the private placement of the insider warrants, meaning our operations will depend on a single business and we will be exposed to higher risk than other entities that have the resources to complete several transactions.

Our initial public offering and the private placement of insider warrants provided us with net proceeds $48,480,000 (excluding $480,000 in deferred underwriter commissions) that we may use to complete a business transaction. We may not be able to acquire more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. Additionally, we may encounter numerous logistical issues if we pursue multiple target businesses, including the difficulty of coordinating the timing of negotiations, notice disclosure and closings. We may also be exposed to the risk that our inability to satisfy conditions to closing with one or more target businesses would reduce the fair market enterprise value of the remaining target businesses in the combination. Due to these added risks, we are more likely to choose a single target business with which to pursue a business transaction than multiple target businesses. Unless we combine with a target business in a transaction in which the purchase price consists substantially of shares of common stock and/or preferred stock, it is likely we will complete only one business transaction with the proceeds of our initial public offering. Accordingly, the prospects for our success may depend solely on the performance of a single business. If this occurs, our operations will be highly concentrated and we will be exposed to higher risk than other entities that have the resources to complete several business transactions, or that operate in diversified industries or industry segments.

We may not be able to maintain control of a target business after our initial business transaction.

We may structure a business transaction to acquire less than 100% of the equity interests or assets of a target business, but will not acquire less than a controlling interest. We will acquire a controlling interest either through the acquisition of at least 50.1% of the voting equity interests in the target or through the acquisition of a significant voting equity interest that enables us to exercise a greater degree of control over the target than any other person or group. However, other minority shareholders may subsequently combine their holdings resulting in a single person or group obtaining a larger share of the company’s issued shares than we initially acquired. Accordingly, this may make it more likely that we will not be able to maintain our control of the target business.

Unlike other blank check companies, we allow our public shareholders holding approximately 88% of the common stock sold in our initial public offering to exercise their redemption rights. This higher threshold will make it easier for us to consummate a business transaction with which a substantial majority of our shareholders do not agree.

We will proceed with our initial business transaction unless holders of more than approximately 88% of our common stock redeem their common stock; however, should we be required to retain a minimum amount in the trust account by the target company, we may be unable to consummate our initial business transaction even if holders of less than approximately 88% of our common stock elect to redeem. The approximately 88% redemption threshold is different from the redemption thresholds used by most blank check companies. Traditionally, blank check companies would not be able to consummate a business transaction if the holders of the company’s public shares voted against a proposed business transaction and elected to redeem more than a much smaller percentage of the shares sold in such company’s initial public offering, which percentage threshold is typically between 19.99% and 39.99%. As a result, many blank check companies have been unable to complete business transactions because the amount of shares voted by their public shareholders electing redemption exceeded the maximum redemption threshold pursuant to which such company could proceed with a business transaction. As a result, we may be able to consummate a business transaction even though a substantial majority of our public shareholders entitled to vote do not agree with the transaction and have redeemed their shares or, solely if we seek shareholder approval of our initial business transaction, and do not conduct redemptions in connection with our business transaction pursuant to the tender offer rules, have entered into privately negotiated agreements to sell their shares to us or our sponsors, officers or directors. In addition, the redemption threshold may be further limited by the terms and conditions of a proposed business transaction. See “Business — Effecting a Business Transaction” for additional information.

The redemption threshold may be further limited by the terms and conditions of a proposed business transaction and as a result, the number of shares of common stock that you may ultimately be able to redeem may be significantly lower than the foregoing redemption threshold amounts.

We will consummate our initial business transaction only if holders of no more than approximately 88% of our common stock elect to redeem their common stock; however, should we be required to retain a minimum amount in the trust account by the target company, we may be unable to consummate our initial business transaction even if holders of less than approximately 88% of our common stock elect to redeem. The redemption threshold may be further limited by the terms and conditions of a proposed business transaction. For example, the proposed business transaction may require: (i) cash consideration to be paid to the target or members of its management team, (ii) cash to be transferred to the target for working capital or other general corporate purposes or (iii) the allocation of cash to satisfy other conditions in accordance with the terms of the proposed business transaction. As a result, the number of shares of common stock that you may ultimately be able to redeem may be significantly lower than the foregoing redemption threshold amounts.

The exercise price for the public warrants is higher than past blank check company offerings; accordingly, the warrants are more likely to expire worthless.

The exercise price of the warrants issued in our initial public offering is higher than the exercise price of warrants issued in past blank check company offerings. Historically, the exercise price of a warrant was generally a fraction of the purchase price of the units in the offering; however, the exercise price of our warrants is $11.50 per share. As a result of this increased exercise price, it is less likely the intrinsic value of the public warrants will ever be positive (i.e. “in the money”), which means they are more likely to expire worthless.

The ability of a larger number of our shareholders to exercise redemption rights may not allow us to consummate the most desirable business transaction or optimize our capital structure.

In connection with the consummation of our business transaction, we may redeem pursuant to a tender offer up to approximately 88% of our common stock. If our business transaction requires us to use substantially all of our cash to pay the purchase price, the number of shares of common stock we will redeem may be further reduced. For example, the proposed business transaction may require: (i) cash consideration to be paid to the target or members of its management team, (ii) cash to be transferred to the target for working capital or other general corporate purposes or (iii) the allocation of cash to satisfy other conditions in accordance with the terms of the proposed business transaction. In the event the aggregate cash consideration we would be required to pay for all shares of common stock that are validly tendered plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business transaction exceeds the aggregate amount of cash available to us, we will not consummate the business transaction and any common stock tendered pursuant to the tender offer will be returned to the holders thereof following the expiration of the tender offer.

Alternatively, we may either need to reserve part of the trust account for possible payment upon such redemption, or we may need to arrange third party financing to help fund our business transaction in case a larger percentage of shareholders exercise their redemption rights than we expect. In the event that the acquisition involves the issuance of our stock as consideration, we may be required to issue a higher percentage of our stock to make up for a shortfall in funds. Raising additional funds to cover any shortfall may involve dilutive equity financing or incurring indebtedness at higher than desirable levels. This may limit our ability to effectuate the most attractive business transaction available to us.

The requirement that we maintain a minimum net worth or retain a certain amount of cash could increase the probability that our business transaction would be unsuccessful and that you would have to wait for liquidation in order to redeem your common stock.

If, pursuant to the terms of our proposed business transaction, we are required to maintain a minimum net worth or retain a certain amount of cash in trust in order to consummate the business transaction and regardless of whether we proceed with redemptions under the tender or proxy rules, the probability that our business transaction would be unsuccessful is increased. If our business transaction is unsuccessful, you would not receive your pro rata portion of the trust account until we liquidate. If you are in need of immediate liquidity, you could attempt to sell your shares in the open market; however, at such time our common stock may trade at a discount to the pro rata amount in our trust account. In either situation, you may suffer a material loss on your investment or lose the benefit of funds expected in connection with our redemption until we liquidate or you are able to sell your common stock in the open market.

In order to effectuate a business transaction, blank check companies have, in the recent past, amended various provisions of their charters and modified governing instruments.

In order to effectuate a business transaction, blank check companies have, in the recent past, amended various provisions of their constitutional documents and modified governing instruments. For example, blank check companies have amended the definition of business transaction, increased redemption thresholds and changed industry focus. Notwithstanding the foregoing, we have agreed not to take any actions that would affect the substance and timing of our obligation to redeem our public shares.

Unlike most other blank check companies, the provisions of our amended articles of incorporation may be amended with the approval of 65% of our outstanding shares of common stock.

Most blank check companies have a provision in their constitutional documents which prohibits the amendment of certain of its provisions, including those which relate to a company’s pre-business transaction activity, without approval by a certain percentage of the company’s shareholders. Typically, amendment of these provisions requires approval by between 90% and 100% of the company’s public shareholders. Our amended articles of incorporation provides that the provisions specifically related to redemption of your shares in connection with (i) a tender offer or shareholder vote, in the case of a business transaction, or (ii) upon our winding-down, in the case of our not consummating an initial business transaction by February 14, 2013, can only be amended with the affirmative vote of the holders of at least sixty-five percent (65%) of all then outstanding shares of common stock and all other provisions may be amended if approved by the holders of at least a majority of all then outstanding shares of common stock. Notwithstanding the foregoing, we have agreed not to take any actions that would affect the substance and timing of our obligation to redeem our public shares. If we amend any of these provisions, public shareholders voting against the adoption of such amendment will be entitled to exercise their redemption rights and receive a pro rata portion of the trust account, less taxes and any interest earned on the proceeds placed in the trust account actually withdrawn for working capital purposes.

Our sponsors and directors control a substantial interest in us and thus may influence certain actions requiring a shareholder vote.

Our sponsors and directors own 20% of our issued and outstanding shares of common stock. This ownership interest, together with any other acquisitions of our shares of common stock (or warrants held by our sponsors and subsequently exercised), could allow our sponsors and directors to influence the outcome of matters requiring shareholder approval, including the business transaction and election of directors. Unlike other blank check companies, our sponsors and directors have no requirement to vote with the majority of the public shareholders which are entitled to vote and, therefore, may have a significant influence on the approval of an initial business transaction, which may not be in your best interest.

Additionally, our board of directors is divided into two classes, each of which will generally serve for a term of two years with only one class of directors being elected in each year. It is unlikely that there will be an annual meeting of shareholders to re-elect existing directors or elect new directors prior to the consummation of a business transaction, in which case all of the current directors will continue in office until at least the consummation of the business transaction. If there is an annual meeting, as a consequence of our “staggered” board of directors, only a minority of the board of directors will be considered for election and our sponsors and directors, because of their ownership positions, will have considerable influence regarding the outcome of an election of directors. The interests of our sponsors and directors and your interests may not always align and taking actions which require approval of a majority of our shareholders which are entitled to vote, such as selling the company, may be more difficult to accomplish.

We may be unable to obtain additional financing, if required, to complete a business transaction or to fund the operations and growth of the target business, which could compel us to restructure the transaction or abandon a particular business transaction.

If the net proceeds of our initial public offering prove to be insufficient to complete a business transaction, either because of the size of the business transaction, the depletion of the available net proceeds in search of a target business, or the obligation to pay cash for a significant number of shares redeemed, we will be required to seek additional financing. Such financing may not be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business transaction, we would be compelled to either restructure the transaction or abandon that particular business transaction and seek an alternative target business candidate. None of our officers, directors or shareholders are required to provide any financing to us in connection with or after a business transaction.

We may choose to redeem our outstanding warrants at a time that is disadvantageous to our warrant holders.

We may redeem the outstanding warrants (excluding any insider warrants held by our sponsors or their permitted assigns) issued as a part of our units at any time after the warrants become exercisable, in whole and not in part, at a price of $0.01 per warrant, upon not less than 30 days prior written notice of redemption, and if, and only if, the last sales price of our shares of common stock equals or exceeds $17.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption. In addition, we may not redeem the warrants unless on the date we give notice of redemption and during the entire period thereafter until the time we redeem the warrants we have an effective registration statement covering the shares of common stock issuable upon the exercise of the warrants and a current prospectus relating to such shares of common stock is available.

We will likely redeem the warrants if the market price of our shares of common stock reaches $17.50 per share for the necessary trading period, since doing so would allow us to decrease the dilutive effect of the warrants. Redemption of the warrants could force the warrant holders to exercise the warrants, whether by paying the exercise price in cash or through a cashless exercise at a time when it may be disadvantageous for the holders to do so, to sell the warrants at the then current market price when they might otherwise wish to hold the warrants, or to accept the nominal redemption price which, at the time the warrants are called for redemption, is likely to be substantially less than the market value of the warrants. We expect most purchasers of our warrants will hold their securities through one or more intermediaries and consequently you are unlikely to receive notice directly from us that the warrants are being redeemed. If you fail to receive notice of redemption from a third party and your warrants are redeemed for nominal value, you will not have recourse to us.

Our management’s ability to require holders of our warrants to exercise such warrants on a cashless basis will cause holders to receive fewer shares of common stock upon their exercise of the warrants than they would have received had they been able to pay the exercise price of their warrants in cash.

If we call our warrants for redemption after the redemption criteria described elsewhere in this report have been satisfied, our management will have the option to require any holder that wishes to exercise his warrant to do so on a “cashless basis.” “Cashless exercise” means the warrant holder pays the exercise price by giving up some of the shares, for which the warrant is being exercised, with those shares valued at the then current market price. Accordingly, each holder would pay the exercise price by surrendering the warrants for: that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the fair market value by (y) the fair market value. The “fair market value” shall mean the average reported last sales price of our shares of common stock for the 10 trading days ending on the third trading day prior to the date on which notice of redemption is sent to the holders of the warrants. For example, if the holder is exercising 1,200 public warrants at $11.50 per share through a cashless exercise when the shares of common stock has a fair market value per share of $17.50 per share, then upon the cashless exercise, the holder will receive 411 shares of common stock. The holder would have received 1,200 shares of common stock if the exercise price was paid in cash. If our management chooses to require holders to exercise their warrants on a cashless basis, the number of shares of common stock received by a holder upon exercise will be fewer than it would have been had such holder exercised his warrant for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in our company because the warrant holder will hold a smaller number of shares of common stock upon a cashless exercise of the warrants they hold.

Our outstanding warrants may have an adverse effect on the market price of our shares of common stock and make it more difficult to effect a business transaction.

In connection with our initial public offering, we issued warrants to purchase up to an aggregate of 4,800,000 shares of common stock. In addition, we sold to our initial shareholders insider warrants to purchase up to 3,108,000 shares of common stock. To the extent we issue shares of our capital stock to effect a business transaction; the potential for the issuance of a substantial number of additional shares of common stock upon exercise of these warrants could make us a less attractive acquisition vehicle to a target business. Such warrants, when exercised, will increase the number of issued and outstanding shares of our common stock and reduce the value of the capital stock issued to complete the business transaction. Therefore, our warrants may make it more difficult to effectuate a business transaction or increase the cost of acquiring the target business.

An investor will only be able to exercise a warrant if the issuance of shares of common stock upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the warrants.

No warrants will be exercisable and we will not be obligated to issue shares of common stock unless the shares of common stock issuable upon such exercise has been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the warrants. Because the exemptions from qualification in certain states for resales of warrants and for issuances of shares of common stock by the issuer upon exercise of a warrant may be different, a warrant may be held by a holder in a state where an exemption is not available for issuance of shares of common stock upon an exercise and the holder will be precluded from exercise of the warrant. As a result, the warrants may be deprived of any value, the market for the warrants may be limited and the holders of warrants may not be able to exercise their warrants if the shares of common stock issuable upon such exercise are not qualified or exempt from qualification in the jurisdictions in which the holders of the warrants reside.

If we redeem our public warrants, our non-redeemable private placement warrants could provide the purchasers thereof with the ability to realize a larger gain than the public warrant holders.

The warrants held by our public warrant holders may be called for redemption at any time after the warrants become exercisable:

•	in whole and not in part,

•	at a price of $0.01 per warrant at any time after the warrants become exercisable,

•	upon not less than 30 days’ prior written notice of redemption, and

•
if, and only if, the last sales price of our shares of common stock equals or exceeds $17.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption.

In addition, we may not redeem the warrants unless the shares of common stock underlying those warrants are covered by an effective registration statement from the beginning of the measurement period through the date fixed for the redemption.

As a result of the private placement warrants not being subject to the redemption feature that our publicly-held warrants are subject to, holders of the private placement warrants, or their permitted transferees, could realize a larger gain than our public warrant holders in the event we redeem our public warrants.

We may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of 65% of the then outstanding public warrants.

Our warrants were issued in registered form under a warrant agreement between American Stock Transfer & Trust Company, LLC, as warrant agent, and us. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of 65% of the then outstanding public warrants in order to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the warrants in an adverse way to a holder if 65% of the holders of the public warrants approve of such amendment.

Compliance with the Sarbanes-Oxley Act of 2002 could require substantial financial and management resources and may increase the time and costs of completing an acquisition.

Section 404 of the Sarbanes-Oxley Act of 2002 requires that we evaluate and report on our system of internal controls. Since we have a market capitalization of less than $75 million, Section 404(b) of the Sarbanes-Oxley Act (added as part of the Dodd-Frank Act) exempts us from the requirement that we have such system of internal controls audited. If no further action is taken by Congress or the SEC, at such time as we exceed a market capitalization of $75 million, we will be required to comply with such audit requirement. Further, if we generally fail to maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties and/or shareholder litigation and any inability to provide reliable financial reports could harm our business.

Regardless of value and sophistication (if privately held) or market capitalization (if public), there can be no assurances a target company will be in compliance with all the  applicable provisions of the Sarbanes-Oxley Act regarding adequacy of its internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition. Furthermore, any failure to implement required new or improved controls, or difficulties encountered in the implementation of adequate controls over our financial processes and reporting in the future, could harm our operating results or cause us to fail to meet our reporting obligations. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

Because any target business with which we attempt to complete a business transaction may be required to provide our shareholders with financial statements prepared in accordance with or reconciled to United States generally accepted accounting principles or International Financial Reporting Standards, prospective target businesses may be limited.

In accordance with requirements of United States federal securities laws, in order to seek shareholder approval of a business transaction, a proposed target business may be required to have certain financial statements which are prepared in accordance with, or which can be reconciled to, U.S. generally accepted accounting principles, or GAAP, or International Financial Reporting Standards, as issued by the International Accounting Standards Board, or International GAAP, and audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB. If we decide to seek shareholder approval, the U.S. proxy rules require that a proxy statement with respect to a vote on a business transaction include historical and/or pro forma financial statement disclosure. In the event we did not have a shareholder vote, we would include the same financial statement disclosure in connection with our tender offer documents, whether or not it is required under the tender offer rules. Thus, to the extent that a proposed target business does not have financial statements which have been prepared with, or which can be reconciled to, GAAP or International GAAP, and audited in accordance with the standards of the PCAOB, we may not be able to complete a business transaction with that proposed target business.

These financial statement requirements may limit the pool of potential target businesses with which we may complete a business transaction. Furthermore, to the extent that we seek to acquire a target business that does not have financial statements prepared in accordance with GAAP, or International GAAP, it could make it more difficult for our management to analyze such target business. It could also delay our preparation of our Form 6-K or our proxy statement in the event we are required to seek shareholder approval and which we will send to shareholders relating to the proposed business transaction with such a target business, thereby making it more difficult for us to consummate such a business transaction.

As a foreign private issuer, we are permitted to rely on exemptions from certain NASDAQ corporate governance standards and other Exchange Act requirements applicable to U.S. issuers. This may afford less protection to holders of our securities.

As a foreign private issuer, we are permitted to follow home country corporate governance practices instead of certain requirements of NASDAQ Marketplace Rules. The corporate governance practice in our home country, the Marshall Islands, does not require the implementation of certain NASDAQ corporate governance standards. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the NASDAQ Capital Market may provide less protection than is accorded to investors under the Listing Rules of the NASDAQ Stock Market applicable to domestic issuers.

As a foreign private issuer, we will also be exempt from those rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic and current reports with the SEC as frequently or as promptly as U.S. issuers.

We may not hold an annual meeting of shareholders until after our consummation of a business transaction.

Unless otherwise required by law or the Nasdaq Capital Market, or we decide for other business or legal reasons, we do not currently intend to hold an annual meeting of shareholders until after we consummate our initial business transaction. The applicable laws of the Marshall Islands do not require companies to hold a meeting of shareholders every year. In accordance with the Nasdaq Capital Market rules, a newly listed company not previously subject to a requirement to hold an annual meeting is required to hold its first annual meeting within one year after its first fiscal year-end following listing. Until we hold an annual meeting of shareholders, public shareholders may not be afforded the opportunity to elect directors and to discuss company affairs with management.

Also, because do not currently intend to hold an annual meeting of shareholders until after we consummate a business transaction, we may not be in compliance with Section 64 of the BCA. Therefore, if our shareholders want us to hold an annual meeting prior to our consummation of a business transaction, they may attempt to force us to hold one since holders of not less than 10% of the shares entitled to vote in an election of directors may, in writing, demand the call of a special meeting specifying the time thereof, which shall not be less than two (2) nor more than three (3) months from the date of such call in accordance with Section 64(3) of the BCA.

The grant of registration rights to our sponsors and directors may make it more difficult to complete our initial business transaction, and the future exercise of such rights may adversely affect the market price of our shares of common stock.

Our sponsors, directors and their permitted transferees can demand that we register the initial shares and the insider warrants purchased by them, and the shares of common stock issuable upon exercise of such warrants. These registration rights will be exercisable prior to their release from lockup but any such registration statement so filed will not accelerate the transfer and sale restrictions until after the respective lockup periods. We will bear the cost of registering these securities. If our initial shareholders exercise their registration rights in full, there will be an additional 1,200,000 shares of common stock and up to 3,108,000 shares of common stock issuable on exercise of the insider warrants eligible for trading in the public market. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of our shares of common stock. In addition, the existence of the registration rights may make our initial business transaction more costly or difficult to conclude because the shareholders of the target business may increase the equity stake they seek in the combined entity or ask for more cash consideration to offset the negative impact on the market price of our shares of common stock that is expected when the securities owned by our sponsors and directors are registered.

Because of our limited resources and the significant competition for business transaction opportunities, it may be more difficult for us to complete a business transaction.

We have encountered intense competition from other entities having a business objective similar to ours, including private investors (which may be individuals or investment partnerships), other blank check companies and other entities, domestic and international, competing for the type of businesses we intend to acquire. Many of these individuals and entities are well established and have extensive experience in identifying and effecting, directly or indirectly, acquisitions of companies operating in or providing services to various industries. Many of these competitors possess greater technical, human and other resources, or more local industry knowledge, than we do and our financial resources will be relatively limited when contrasted with those of many of these competitors. Our ability to compete with respect to the acquisition of certain target businesses that are sizable will be limited by our available financial resources. This inherent competitive limitation gives others an advantage in pursuing the acquisition of certain target businesses. Furthermore, the consummation of a transaction may be delayed if we choose to seek shareholder approval of a business transaction. Also, our obligation to pay cash for the common stock redeemed in certain instances may reduce the resources available for a business transaction. Any of these obligations may place us at a competitive disadvantage in successfully negotiating a business transaction.

An active market for our securities may not develop, which would adversely affect the liquidity and price of our securities.

Our securities are currently listed on the Nasdaq Capital Market.  The price of our securities may vary significantly due to our reports of operating losses, one or more potential business transactions, the filing of periodic reports with the SEC, and general market and economic conditions. An active trading market for our securities may never develop or, if developed, it may not be sustained. In addition, the price of the securities after the offering can vary due to general economic conditions and forecasts, our general business condition and the release of our financial reports. Additionally, if our securities become delisted from the Nasdaq Capital Market for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities, the liquidity and price of our securities may be more limited than if we were quoted or listed on a the Nasdaq Capital Market or a national exchange. You may be unable to sell your securities unless a market can be established or sustained.

Our securities may not continue to be listed on the Nasdaq Capital Market in the future, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Our securities are currently listed on the Nasdaq Capital Market, a national securities exchange. However, we cannot assure you of this or that our securities will continue to be listed on the Nasdaq Capital Market in the future. We also cannot assure you that we may not, for business, legal or other reasons, voluntarily elect to delist our securities from the Nasdaq Capital Market in favor of quotation on the OTC Bulletin Board prior to our business transaction. Additionally, in connection with our business transaction, the Nasdaq Capital Market will require us to file a new initial listing application and meet its initial listing requirements as opposed to its more lenient continued listing requirements. We cannot assure you that we will be able to meet those initial listing requirements at that time.

If the Nasdaq Capital Market delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	a reduced liquidity with respect to our securities;

•
a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our common stock;

•	a limited amount of news and analyst coverage for our company; and

•	a decreased ability to issue additional securities or obtain additional financing in the future.

If our shares of common stock are delisted and become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

If our shares of common stock are delisted and become subject to the “penny stock” rules promulgated under the Exchange Act, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

If at any time we have net tangible assets of $5,000,000 or less and our shares of common stock have a market price per share of less than $5.00, transactions in our common stock will be subject to these “penny stock” rules. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

•	make a special written suitability determination for the purchaser;

•	receive the purchaser’s written agreement to the transaction prior to sale;

•
provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies;

•
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed; and

•	cancel the purchase transaction in violation of the “penny stock” rules and return the investor’s money.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our common stock or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. We have elected a fiscal year ending on October 31 of each year as our taxable year for U.S. federal income tax purposes. Our actual PFIC status for our current taxable year ending October 31, 2011 may depend on whether we qualify for the PFIC start-up exception. If we do not complete a business transaction by the end of our current taxable year, and we have gross income for our current taxable year, we likely will be a PFIC for our current taxable year unless we complete a business transaction in our taxable year ending October 31, 2012 and are not treated as a PFIC for either of our taxable years ending October 31, 2012 or October 31, 2013. Our actual PFIC status for any taxable year, however, will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules.

International and political events could adversely affect our results of operations and financial condition.

We may enter into an initial business transaction with a non-U.S. entity and, accordingly, a significant portion of our post business transaction revenue may be derived from non-U.S. operations, which exposes us to risks inherent in doing business in each of the countries in which we transact business. The occurrence of any of the risks described below could have a material adverse effect on our results of operations and financial condition.

Operations in countries other than the U.S. are subject to various risks peculiar to each country. With respect to any particular country, these risks may include:

•	expropriation and nationalization of our assets in that country;

•	political and economic instability;

•	civil unrest, acts of terrorism, force majeure, war, or other armed conflict;

•	natural disasters, including those related to earthquakes and flooding;

•	inflation;

•	currency fluctuations, devaluations, and conversion restrictions;

•	confiscatory taxation or other adverse tax policies;

•	governmental activities that limit or disrupt markets, restrict payments, or limit the movement of funds;

•	governmental activities that may result in the deprivation of contract rights; and

•	governmental activities that may result in the inability to obtain or retain licenses required for operation.

Due to the unsettled political conditions in many countries in which we may operate, our revenue and profits may be subject to the adverse consequences of war, the effects of terrorism, civil unrest, strikes, currency controls, and governmental actions. Our facilities and our employees could come under threat of attack in some countries where we may operate. In addition, we may become subject to the risk related to loss of life of our personnel and our subcontractors in these areas. We are also subject to the risks that our employees, joint venture partners, and agents outside of the U.S. may fail to comply with applicable laws.

After a business transaction, it is likely that a majority of our directors and officers will live outside the United States and all of our assets will be located outside the United States; therefore investors may not be able to enforce federal securities laws or their other legal rights.

It is likely that after a business transaction, a majority of our directors and officers will reside outside of the United States and a majority of our assets will be located outside of the United States. As a result, it may be difficult, or in some cases not possible, for investors in the United States to enforce their legal rights, to effect service of process upon all of our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties on our directors and officers under United States laws.
We may re-incorporate in another jurisdiction in connection with a business transaction, and the laws of such jurisdiction will likely govern all of our material agreements and we may not be able to enforce our legal rights.

In connection with a business transaction, we may relocate the home jurisdiction of our business from the Republic of the Marshall Islands to another jurisdiction. If we determine to do this, the laws of such jurisdiction would likely govern all of our material agreements. We cannot assure you that the system of laws and the enforcement of existing laws in such jurisdiction would be as certain in implementation and interpretation as in the United States. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital. Any such reincorporation and the international nature of our business will likely subject us to foreign regulation.

Our amended articles of incorporation permit the board of directors to create additional classes of securities, including shares with rights, preferences, designations and limitations as they determine which may have an anti-takeover effect.

Our amended articles of incorporation permits the board of directors to designate rights, preferences, designations and limitations attaching to the preferred stock as they determine in their discretion, without shareholder approval, with respect to their terms or issuance. However, we have agreed with our underwriters not to issue preferred stock which participates in any manner in the proceeds of the trust account, or which votes as a class with the common stock on a business transaction, prior to the consummation of our business transaction. If issued, the rights, preferences, designations and limitations of the preferred stock would be set by the board of directors and could operate to the disadvantage of the outstanding shares of common stock. Such terms could include, among others, preferences as to dividends and distributions on liquidation, or could be used to prevent possible corporate takeovers. Any such additional securities will not have a claim against the trust account, will not participate in any manner in the proceeds of the trust account and will not reduce the per-share redemption price to below $10.10.

Risks Associated with the Shipping Industry

If charter rates fluctuate and the shipping industry continues to undergo cyclical turns, it may have a negative impact on our profitability and operations.

The shipping business, including the dry cargo market, has been cyclical in varying degrees, experiencing fluctuations in charter rates, profitability and, consequently, vessel values. A significant contraction in demand for imported commodities, such as iron ore or coal, as a result of economic downturns or changes in government policies in certain regional markets could have a material adverse impact on freight rates, as well as the demand, in general for vessels. For instance, a downturn in the economy of countries such as China, which has experienced substantial global economic growth during the past few years, could negatively affect the shipping industry. The demand for cargo vessels is also greatly affected by the demand for consumer goods and perishable foods, dry bulk commodities and bagged and finished products, as well as commodity prices, environmental concerns and competition. The supply of shipping capacity is also a function of the delivery of new vessels and the number of older vessels scrapped, in lay-up, converted to other uses, reactivated or removed from active service. Supply may also be affected by maritime transportation and other types of governmental regulation, including that of international authorities. These and other factors may cause a decrease in the demand for the services we may ultimately provide. As a result, the operations of any prospective target business we may ultimately complete a business transaction with may be adversely affected.

Changes in the shipping industry may reduce the demand for the types of vessels we seek to acquire or the services we may ultimately provide and thereby reduce our profitability.

The future demand for vessels in the markets in which we may ultimately operate will be dependent, in large part, upon economic growth in the global economy, seasonal and regional changes in demand and changes to the capacity of the world fleet. Adverse economic, political, social or other negative developments could have a material adverse effect on the business that we may ultimately complete a business transaction with. Many of the markets in which vessels operate have been characterized by oversupply. This is frequently the result of an overestimated growth in demand for these vessels in the applicable shipping markets. For example, an oversupply of vessels carrying bulk cargo may be due to, among other factors, an overestimation in the demand for imports of bulk commodities like grain, sugar, iron ore or coal. While it is our intention to complete a business transaction with a target business that operates in a market that will afford the greatest value for the vessels that we ultimately own and operate, we cannot assure you we will be able to successfully acquire a business that provides the valuable market we seek, or that the value of the vessels we ultimately acquire will maintain their value in any of these markets. Operating results may be subject to seasonal fluctuations.

The shipping industry has historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. For example, the dry bulk carrier market is typically stronger in the fall and winter months in anticipation of increased consumption of coal and other raw materials in the northern hemisphere during the winter months. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues are typically weaker during the fiscal quarters ended July 31 and October 31, and, conversely, typically stronger in fiscal quarters ended January 31 and April 30.

If we experience a catastrophic loss and our insurance is not adequate to cover such loss, it could have a material adverse affect on our operations.

The ownership and operation of vessels in international trade is affected by a number of risks, including mechanical failure, personal injury, vessel and cargo loss or damage, business interruption due to political conditions in foreign countries, hostilities, labor strikes, adverse weather conditions and catastrophic marine disaster, including environmental accidents and collisions. All of these risks could result in liability, loss of revenues, increased costs and loss of reputation. We intend to maintain insurance, consistent with industry standards, against these risks on any vessels and other business assets we may acquire upon completion of a business transaction. However, we cannot assure you we will be able to adequately insure against all risks, that any particular claim will be paid out of our insurance, or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. Our insurers will also require us to pay certain deductible amounts before they will pay claims, and insurance policies may contain limitations and exclusions, which may nevertheless increase our costs and lower our profitability. Additionally, any increase in environmental and other regulations may also result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution and other claims for damages that may be asserted against us. Our inability to obtain insurance sufficient to cover potential claims, or the failure of insurers to pay any significant claims, could have a material adverse effect on our profitability and operations.

We may incur significant costs in complying with environmental, safety and other governmental regulations and our failure to comply with these regulations could result in the imposition of penalties, fines and restrictions on our operations.

The operation of vessels is subject to extensive and changing environmental protection, safety and other federal, state and local laws, rules, regulations and treaties, compliance with which may entail significant expense, including expenses for ship modifications and changes in operating procedures. We cannot assure you we will be able to comply with all laws, rules, regulations and treaties following a business transaction. If we are unable to adhere to these requirements, it could result in the imposition of penalties and fines against us, and could also result in the imposition of restrictions on our business and operations. Furthermore, the costs of compliance also could have a material adverse effect on our profitability and operations. For a more complete discussion of the government regulations applicable to the shipping industry, please see the section entitled “Business — Government regulations” below.

World events could affect our results of operations and financial condition.

Terrorist attacks, as well the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. Additional acts of terrorism and armed conflict around the world may contribute to further economic instability in the global financial markets. In the past, political conflicts have also resulted in attacks on vessels, mining of waterways and other efforts to disrupt international shipping, particularly in the Arabian Gulf region. Acts of terrorism and piracy have also affected vessels trading in various regions, including the South China Sea. Any of theses occurrences could have a material adverse impact on our operating results, revenues and costs. If a business transaction involves the ownership of vessels, such vessels could be arrested by maritime claimants, which could result in the interruption of business and have an adverse effect on revenue and profitability.

Crew members, tort claimants, claimants for breach of certain maritime contracts, vessel mortgagees, suppliers of goods and services to a vessel, shippers of cargo and other persons may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, and in many circumstances a maritime lien holder may enforce its lien by “arresting” a vessel through court processes. Additionally, in certain jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest not only the vessel with respect to which the claimant’s lien has arisen, but also any “associated” vessel owned or controlled by the legal or beneficial owner of that vessel. If any vessel ultimately owned and operated by us is “arrested”, this could result in a material loss of revenues, or require us to pay substantial amounts to have the “arrest” lifted.

Governments could requisition vessels of a target company during a period of war or emergency, resulting in a loss of earnings.

A government could requisition a company’s vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. The amount and timing of payment a target company would be entitled to as compensation in the event of a requisition of any of its vessels would be uncertain.

We may become subject to additional governmental regulations

Government regulations and laws significantly affect the ownership and operation of vessels. If we consummate our initial business transaction within the international maritime shipping, offshore and related maritime services industries, or acquire a vessel, we may become subject to international conventions, national, state and local laws and regulations in force in the countries in which any vessels we acquire may operate or be registered and compliance with such laws, regulations and other requirements may entail significant expense.

If we acquire a business that charters vessels on the spot market, it may increase our risk of doing business following the business transaction.

We may complete a business transaction with a business that involves the chartering of vessels on a spot charter basis, either on voyage charters or short-term charters of less than 12 months’ duration. Although dependence on spot charters is not unusual in the shipping industry, the spot charter market is highly competitive and spot charter rates are subject to significant fluctuations based upon available charters and the supply of and demand for seaborne shipping capacity. If we focus on the spot charter market, we may be required to consistently procure spot charter business. We cannot assure you that spot charters will be available at rates that will be sufficient to enable us to operate our business profitably.

In addition, our dependence on the spot charter market may result in lower utilization of our vessels and consequently decreased profitability. We cannot assure you that rates in the spot charter market will not decline, that charters in the spot charter market will continue to be available or that our dependence on the spot charter market will not result in generally lower overall utilization or decreased profitability, the occurrence of any of which events could affect our ability to service our debt during these periods.

If a target company has or obtains a vessel that is of second-hand or older nature, it could increase our costs and decrease our profitability.
We believe competition for employment of second-hand vessels may be intense. Additionally, second-hand vessels may carry no warranties from sellers with respect to their condition, as compared to warranties available from shipyards for newly-constructed vessels, and may be subject to problems created by the use of their original owners. If we purchase any second-hand vessels, we may incur additional expenditures as a result of these risks, which may reduce our profitability.

While it will be our intention to sell or retire our vessels before they are considered older vessels, under shipping standards, in the rare case where we continue to own and operate a vessel for a longer period, we could be faced with the additional expenditures necessary to maintain a vessel in good operating condition as the age of a vessel increases. Moreover, port-state authorities in certain jurisdictions may demand that repairs be made to this type of vessel before allowing it to berth at or depart a particular port, even though that vessel may be in class and in compliance with all relevant international maritime conventions. Should any of these types of problems or changes develop, income may be lost if a vessel goes off-hire and additional unforeseen and unbudgeted expenses may be incurred. If we choose to maintain any vessels past the age that we have planned, we cannot assure you that market conditions will justify expenditures with respect to any of the foregoing or enable us to operate these vessels profitably.

If we acquire assets, such as a vessel, we may not have the benefit of historical financial data on which to base future financial performance.

If we complete a business transaction which involves the acquisition of one or more vessels, we do not anticipate that we will be able to rely on historical financial data specific to any vessel, as this information is not routinely maintained within the normal course of business within the shipping industry. Historical financial data of a vessel is often unavailable, irrespective of whether a vessel has a time charter employment. Accordingly, if we acquire a vessel, there may no historical financial data available upon which you can rely, or upon on which we can base the vessel’s future financial performance.

Management services relating to a target company’s vessels may be performed by management companies that are affiliates of our officers and directors which could result in potential conflicts of interest.

If we complete a business transaction which involves the acquisition of vessels, we anticipate engaging the services of one or more management companies to provide technical and management services relating to the operation of such vessels. Whether or not members of our existing management remain our officers or directors post business transaction, it is possible these management services will be performed by management companies controlled by one or more of our initial shareholders, officers or directors (for example, by acting as our fleet’s technical managers and performing all commercial management functions). The management companies may receive fees and commissions on gross revenue received by us in respect of each vessel managed, a commission on the gross sale or purchase price of vessels which we purchase or sell, and a commission on all insurance placed. If members of our existing management remain as members of management following a business transaction, the relationships between our officers and directors and the applicable management companies may give rise to conflicts of interest between us on the one hand and the management companies on the other. In addition, some of our officers and directors also may hold senior management positions with one or more of these management companies. In light of their positions, these individuals may experience conflicts of interest in selecting between our interests and those of the applicable management companies. Because certain financial information will be required to be provided to our shareholders in connection with a proposed business transaction, prospective target businesses may be limited.

ITEM 4. INFORMATION ON THE COMPANY

A. History and development of the company

We were formed in November 2010 pursuant to the laws of the Republic of the Marshall Islands for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, exchangeable share transaction or other similar business transaction with one or more operating businesses or assets. Our efforts in identifying a prospective target business for its business transaction is not limited to a particular industry, geographic region or minimum transaction value, but we are focusing our search on identifying a prospective target business in the international marine shipping, offshore and related maritime service industries.

We are currently evaluating business transaction candidates. All activity through July 20, 2011 related to our formation and initial public offering and our activities subsequent to July 20, 2011 related to the identification of potential target businesses and assets. The registration statement for the offering was declared effective on July 14, 2011. We consummated the offering on July 20, 2011 and received gross proceeds of $48,000,000. Prior to the consummation of the offering, we completed a private placement (the “Private Placement”) of an aggregate of 3,108,000 warrants to certain initial holders, generating gross proceeds of $2,331,000. A total of $48,480,000 of the net proceeds from the offering and the Private Placement were placed in a trust account established for the benefit of our public shareholders.

On August 15, 2011, we announced that the underwriters of the initial public offering elected not to exercise their over-allotment option.  As a result, our initial shareholders forfeited an aggregate of 180,000 shares of our common stock.

On July 15, 2011, our units commenced trading on the Nasdaq Capital Market under the symbol “NMARU”.  On August 29, 2011, the units automatically separated into the common stock and warrants underlying the units and commenced trading on the Nasdaq Capital Market under the symbols “NMAR” and “NMARW”, respectively. Following the separation, the units ceased trading.

B. Business Overview

Introduction

Nautilus Marine Acquisition Corp. is a blank check company formed on November 1, 2010, pursuant to the laws of the Republic of the Marshall Islands for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction with one or more operating businesses or assets. While our efforts in identifying prospective assets or target business for our initial business transaction is not limited to a particular industry or geographic region, we are initially focusing our search on identifying a prospective target business in the international maritime shipping, offshore and related maritime services industries. Until July 20, 2011, our efforts were limited to organizational and financing activities. Subsequent to that date, we have focused on identifying potential target businesses and assets. We presently have no business operations and no financial history. Our initial business transaction must be with one or more assets or target businesses having an aggregate fair market value of at least 80% of the value of the trust account (excluding taxes) at the time of the agreement to enter into such initial business transaction.

We will seek to capitalize on the strength of our management team. Collectively, our executive officers and directors have over 100 years of experience advising, acquiring, financing, managing and selling assets and private and public companies in a variety of industries and have prior experience with a blank check company. We believe that our contacts and sources, ranging from private and public company contacts, private equity funds, and investment bankers to attorneys, accountants and business brokers, will allow us to generate acquisition opportunities.

The shipping industry provides a practical and cost-effective means of transporting large volumes of cargoes. This is accomplished predominantly by the containership, tanker, offshore and dry bulk sectors, while other related sectors tend to be specialized. The dry bulk sector involves the transportation of dry bulk and general cargoes, including, among other products, coal, minerals, ore, steel products, forest products, agricultural products, construction materials and heavy equipment, machinery and spare parts via dry bulk cargo vessels. The tanker sector involves the transportation of liquid or “wet” products such as crude oil, refined petroleum cargoes and liquid chemicals via different types of tankers. The containership sector involves the transportation of a great variety of goods in unitized form, typically stowed inside twenty (20) feet containers (TEU) or forty (40) feet containers (FEU). The offshore sector involves the operation of oil rigs and drill ships used for the exploration and extraction of oil, as well as the operation of offshore supply and anchor-handling vessels used in supporting, serving and handling the oil rigs and drill ships. Related sectors include, but are not limited to, liquefied gas carriers, tugboats, dredging vessels, heavy-lift vessels, cable-laying vessels, ship management companies, ship operating companies, shipyards and ship-broking companies.

We may seek to acquire a company with agreements to purchase individual vessels, individual assets, a company with a fleet of vessels, a number of such companies as a group, or an entity which provides commercial management, operational and technical management or other services to one or more segments of the shipping industry. A target company might be a holding company, the sole assets of which are one or more agreements to acquire individual vessels. If a company we acquire is a holding company rather than an operating company, we may need to retain current management, seek to retain new management or outsource the commercial and technical management of the vessels by contracting with a shipping company engaged in this business.

Competitive Strengths

We believe our specific competitive strengths to be the following:
•
Prior Blank Check Company Experience.  Our management team, including our executive officers and certain of our directors have already been involved in an initial public offering and the subsequent consummation of a business combination for a prior blank check company Star Maritime, which on December 21, 2005 conducted an initial public offering raising $189 million at an offering price of $10.00 per unit and subsequently on November 27, 2007 consummated a business combination with a fleet of eight (8) dry bulk vessels and started trading on the Nasdaq Stock Market as Star Bulk Carriers Corp. (Nasdaq:SBLK) on December 3, 2007 with an opening price of $12.50 per share. The business combination proposed by Star Maritime was approved by holders of more than 99% of the shares in the proxy process. Messrs. Tsirigakis and Syllantavos founded, and were officers and directors of Star Maritime and played the leading role throughout the business combination transaction for Star Maritime, including identifying numerous suitable acquisition candidates including the ultimate target, and the proxy solicitation of shareholder approval for such acquisition. We believe our management’s prior acquisition experience with a blank check company represents a competitive advantage.

•
Public, Private Equity and Mergers and Acquisitions Contacts.  Within the shipping industry, our management team has a base of contacts in the public and private equity markets and mergers and acquisitions industry that they have developed through their collective experience. We believe that the members of our management team have strong working relationships with principals as well as intermediaries who constitute our most likely source of identifying prospective business transactions within the shipping industry. In addition, our management team, through its present and historical membership on various boards of directors, has developed a network of business relationships within the shipping industry with members on the board of directors of other businesses, which extends our access to privately held companies. We believe that these contacts will be important in generating acquisition opportunities for us within the shipping industry.

•
Management Operating and Investing Experience.  Collectively our executive officers and directors have over 100 years of experience within the shipping and transportation industry founding, advising, acquiring, financing, managing and selling assets and private and public companies. Furthermore, our management team has experience working together closely. Our experience with sourcing, due diligence, structuring, negotiating and closing acquisition and growth financing transactions spans both the public and private markets. Our management team has acquisition and operating experience in a number of businesses in various industries other than the shipping industry, such as aviation, manufacturing and hospitality. We believe that this breadth of experience provides us with a competitive advantage in evaluating businesses and acquisition opportunities over managers who have little or no direct operating experience.

Notwithstanding these strengths, there are various competitive weaknesses that we may face in consummating our business transaction, including, among others:
•
Conflicts of Interest.  In the course of their other business activities, our officers and directors may become aware of investment and business opportunities that may be appropriate for presentation to us as well as the other entities with which they are affiliated. They may have conflicting fiduciary duties in determining to which entity a particular business opportunity should be presented. Such officers and directors may become subject to conflicts of interest regarding us and other business ventures in which they may be involved.

•
Competition.  We may encounter intense competition from other entities having a business objective similar to ours including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. These entities may be well established and have extensive experience identifying and effecting business transactions. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business.

Status as a Public Company

We believe our structure makes us an attractive business transaction partner to prospective target businesses. As an existing public company, we offer a target business an alternative access to public markets to the traditional initial public offering, through a merger or other business transaction. In this situation, the owners of the target business would exchange their equity shareholdings in the target business for common stock in the company. We believe target businesses will find this path to be less expensive, and offer greater certainty of becoming a public company than the typical initial public offering process, as well as do so at an agreed valuation rather that the typical pricing process. In an initial public offering, there are typically expenses incurred in marketing, road show and public reporting efforts that will likely not be present to the same extent in connection with a business transaction with us. Such expenses, together with underwriting fees and legal expenses typically reach 10% of the funds raised. Furthermore, once a proposed business transaction is approved by our shareholders and the transaction is consummated, the target business will have effectively become public, whereas an initial public offering is always subject to the underwriters’ ability to complete the offering, as well as general market conditions that could prevent the offering from occurring. Once public, we believe the target business would have greater access to capital and additional means of creating management incentives that are better aligned with shareholders’ interests than it would as a private company. It can offer further benefits by augmenting a company’s profile among potential new customers and vendors and aid in attracting talented employees.

Strong Financial Position and Flexibility

With a trust account initially in the amount of $48,480,000 (including $480,000 of deferred underwriting compensation payable upon consummation of a business transaction), and a public market for our common stock, we offer a target business a variety of options to facilitate a future business transaction and fund growth and expansion of business operations. Because we are able to consummate a business transaction using our authorized shares, debt or a combination of the foregoing, we have the flexibility to use an efficient structure allowing us to tailor the consideration to be paid to the target business to address the needs of the parties. However, if our business transaction requires us to use a significant portion of our cash to pay the purchase price, we may need to arrange third party financing to help fund our business transaction. Since we have no specific business transaction under consideration, we have not taken any steps to secure third party financing, and would only do so simultaneously with the consummation of our initial business transaction. Accordingly, our flexibility in structuring a business transaction will be subject to these contingencies.

Shipping Industry Generally

We believe that the shipping industry provides a practical and cost-effective means of transporting large volumes of cargoes. This is accomplished predominantly by the containership, tanker, offshore and dry bulk sectors, while other related sectors tend to be specialized. The dry bulk sector involves the transportation of dry bulk and general cargoes, including, among other products, coal, minerals, ore, steel products, forest products, agricultural products, construction materials and heavy equipment, machinery and spare parts via dry bulk cargo vessels. The tanker sector involves the transportation of wet products such as crude oil, refined petroleum cargoes and liquid chemicals via different types of tankers. The containership sector involves the transportation of a great variety of goods in unitized form, typically stowed inside twenty (20) feet containers (TEU) or forty (40) feet containers (FEU). The offshore sector involves the operation of oil rigs and drill ships used for the exploration and extraction of oil, as well as the operation of offshore supply and anchor-handling vessels used in supporting, serving and handling the oil rigs and drill ships. Related sectors include, but are not limited to, liquefied gas carriers, tugboats, dredging vessels, heavy-lift vessels, cable-laying vessels, ship management companies, ship operating companies, shipyards and ship-broking companies.

We may seek to acquire a company with agreements to purchase individual vessels, a company with a fleet of vessels, a number of such companies as a group, individual assets or an entity which provides commercial management, operational and technical management or other services to one or more segments of the shipping industry. A target business might be a holding company, the sole assets of which are one or more agreements to acquire individual vessels. If a company we acquire is a holding company rather than an operating company, we will need to retain current management, seek to retain new management or outsource the commercial and technical management of the vessels by contracting with a shipping company engaged in this business. Prices for individual vessels regardless of class or types vary widely depending on the type, quality, age and discounted future earnings.

Container Sector Overview

Fully cellular container vessels transport unitized cargoes, mainly finished goods that are shipped inside twenty (20) feet or forty (40) feet long containers. Container vessels are sized according to the number of twenty-foot equivalent units (TEU) that they can carry. The global containership fleet consists of vessels with carrying capacities from below 500 TEU to above 10,000 TEU. Containerships can be roughly separated into the following categories:
•
Feeder / Feedermax Containerships.  Below 1,000 TEU in capacity, these vessels are generally operated on an intra-regional basis, often relaying or “feeding” cargo within a region from or to main port hubs served by mainlane trades / larger containerships.

•
Intermediate Containerships.  Sub-Panamax or Handy vessels between 1,000 TEU and 2,999 TEU in capacity, which generally serve north-south, intra-regional and in some cases non-mainlane east-west trades as well as certain feeder trades.

•
Large Containerships.  Primarily responsible for servicing mainlane east-west trades, liner trades, and designated as Panamax or Post-Panamax according to their capability to transit the Panama Canal given their physical dimensions. Increasingly, smaller Post-Panamax and Panamax containerships are also being deployed on north-south trades, non-mainlane east-west trades and, in some cases, intra-regional trade lanes

Fully cellular containerships comprise the vast majority of the container carrying capacity of the global fleet. Other container capable vessel types include multi-purpose vessels (“MPPs”) capable of carrying container and breakbulk cargo, roll-on roll-off cargo vessels (“Ro-Ros”) and general cargo vessels, however rarely are these vessel types used for carrying large container volumes.

We may explore acquisitions of one or more vessels and/or operating companies that operate container vessels that transport containers regionally or globally.

Tanker Sector Overview

The world tanker fleet is divided into three primary categories, crude oil, petroleum products (product) and chemical tankers. Tanker charterers of liquid (wet) cargoes will typically charter the appropriate sized tanker based on the length of journey, cargo size and port and canal restrictions. Crude oil tankers are typically larger than product and chemical tankers. The major tanker categories with reference to size of cargo carrying capacity in tons (deadweight or dwt) are:
•
Very Large Crude Carriers, or VLCCs.  Tanker vessels that are used to transport crude oil with cargo capacity typically 200,000 to 320,000+ dwt that are more than 300 meters in length. The majority of the world’s crude oil is transported via VLCCs.

•
Suezmax.  Crude oil tanker vessels with cargo capacity typically between 120,000 to 200,000 dwt. These vessels are used in some of the fastest growing oil producing regions of the world, such as West Africa. Suezmax tankers are the largest ships able to transit the Suez Canal with a full payload and are capable of both long and short haul voyages.

•
Aframax.  Crude oil tanker vessels with cargo capacity typically 80,000 to 120,000 dwt. These tankers carry crude oil and serve various trade routes from short to medium distances such as in the North Sea and Venezuela. These vessels are able due to their shallower draft to enter a larger number of ports throughout the world where refineries are located as compared to the larger crude oil tankers.

•	Product. Tanker vessels with cargo capacity typically less than 60,000 dwt. Product tankers are capable of carrying refined petroleum products, such as fuel oils, gasoline, jet fuel, naphtha, etc.

Petroleum and or product carrying tankers are further categorized into medium-range (MR) typically below 60,000 dwt and long-range (LR) typically of panamax size.

•
Chemical.  Specialized tanker vessels with cargo capacity typically ranging from 5,000 to 40,000 dwt. The cargo tanks of these vessels are either coated with specialized coatings such as phenolic epoxy or zinc-based paints, or made from stainless steel. The coating or cargo tank material largely determines what types of cargo a particular tank can carry, with stainless steel tanks being the most resistant to aggressive cargoes such as sulfuric and phosphoric acid.

Offshore Sector Overview

The offshore sector involves the operation of oil rigs and drillships used for the exploration and extraction of oil, with a sub-sector that involves the operation of offshore supply and anchor-handling vessels that perform various functions related to supporting, serving, maintaining and handling the oil rigs and drillships. The most important categories of vessels providing these supporting services are:

•
Platform Supply Vessels.  A Platform Supply Vessel (PSV) is a vessel specially designed for transport of supplies to/from offshore oil-rig installations, mainly to supply fields in production. This involves the transport of individual items, mainly in containers on deck, oil pipes, drill bits etc. In addition a PSV transports in segregated tank systems a variety of different liquid products such as methanol, pre-blended drilling fluids, brine, water and oil.

•
Anchor-Handling Tugs.  An Anchor Handling Tug (AHT) is a tug equipped with winches and other equipment primarily used for moving anchors and positioning or towing oil-rigs and drilling vessels. In order to perform these operations, AHTs are designed with high horsepower often exceeding 15,000 Bhp.

•
Anchor-handling Tug/Supply Vessels.  An Anchor-handling Tug/Supply Vessel (AHTS) is a combined supply and anchor-handling vessel. It is specially designed to provide anchor-handling services and to tow offshore platforms, barges and production modules/vessels, while it is also capable to perform supply-vessel service as described above.

•	Standby Rescue Vessels. These vessels are equipped for firefighting, rescue operations and oil recovery.

•	Crew boats. These vessels are used to transport the crew to from the shore to offshore facilities.

•	Specialty Vessels. There are numerous specialized vessels specifically designed to fit a particular need or combination of needs of an offshore facility.

We may explore acquisitions of one or more vessels and/or operating companies that are focused on the offshore sector.

Dry Bulk Sector Overview

Dry bulk vessels transport commodities such as iron ore, minerals such as bauxite and alumina, grains, forest products, fertilizers, sugar, coking and steam coal and in general commodities able to be transported in bulk. The dry bulk sector can be divided into five major vessel categories with reference to size, namely Handysize, Handymax, Panamax, Post-Panamax and Capesize vessels, with carrying capacity ranges of 10,000 – 40,000 dwt, 40,000 – 65,000 dwt, 65,000 – 85,000 dwt, 85 – 120,000 dwt and above 120,000 dwt respectively. The 40,000 to 60,000 dwt category includes the Supramax sub-category of vessels with capacity between 50,000 to 65,000 dwt. Other subcategories exist such as the Kamsharmax which is the largest post-panamax vessel with a draft suitable to access the port of Kamshar.

We may explore acquisitions of one or more vessels and/or operating companies that are focused on the dry bulk sector.

Related Sectors

Related sectors in which we might seek a business transaction include, but are not limited to, liquefied gas carriers, tugboats, dredging vessels, heavy-lift vessels, cable-laying vessels, ship management companies, ship operating companies, shipyards and ship-broking companies.

Government, Environmental and Other Regulations

Government regulations and laws will significantly affect the ownership and operation of vessels. If we consummate our initial business transaction within the international maritime shipping, offshore and related maritime services industries, or acquire a vessel, we may become subject to international conventions, national, state and local laws and regulations in force in the countries in which any vessels we acquire may operate or be registered and compliance with such laws, regulations and other requirements may entail significant expense.

Vessels are subject to both scheduled and unscheduled inspections by a variety of government, quasi-governmental and private organizations including the local port authorities, national authorities, harbor masters or equivalent, classification societies, flag state administrations (countries of registry) and charterers. Our failure to obtain and maintain permits, licenses, certificates or other approvals required by some of these entities could require us to incur substantial costs, delay commencement of operations or temporarily suspend operation of one or more of our vessels.

We believe that the heightened levels of environmental and quality concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards.

In the event we acquire a vessel as part of our business transaction, we intend that the vessel’s operation will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, there can be no assurance that any vessels we may acquire will be in such compliance or that we will have or maintain all such material permits, licenses, certificates or other authorizations. In addition, because such laws and regulations are frequently changed, including in response to any serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact, including the recent Deepwater Horizon oil spill in the Gulf of Mexico, and may impose increasingly stricter requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. Moreover, additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future could negatively affect our profitability.

International Maritime Organization

The International Maritime Organization, or the IMO, the United Nations agency for maritime safety and the prevention of pollution by ships, has adopted several international conventions that regulate the international shipping industry, including the International Convention on Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, and the International Convention for the Prevention of Pollution from Ships, or the MARPOL Convention. The MARPOL Convention establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged form.

In December 2003, MARPOL was amended to accelerate the final phasing-out dates for single-hulled tankers. Category 1 (pre-MARPOL) tankers were brought forward from 2007 to 2005, and Category 2 and 3 tankers were brought forward from 2015 to 2010, subject to extension by flag state administrations upon satisfactory results in a condition assessment scheme, but in any event not beyond 25 years after the date of delivery.

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Annex VI came into force on May 19, 2005. It sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI has been ratified by some, but not all IMO member states. In October 2008, the Marine Environment Protection Committee, or MEPC, of the IMO approved amendments to Annex VI regarding particulate matter, nitrogen oxide and sulfur oxide emissions standards which entered into force on July 1, 2010. They seek to reduce air pollution from vessels by establishing a series of progressive standards to further limit the sulfur content in fuel oil, which would be phased in by 2020, and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards could apply in coastal areas designated as Emission Control Areas (“ECAs”). Please see “United States — the U.S. Clean Air Act” below for information on the ECA designated in North America and the Hawaiian Islands. If we acquire a vessel, we intend to take all necessary steps to obtain International Air Pollution Prevention certificates evidencing compliance with Annex VI requirements for all of our vessels. However, in the event we acquire a vessel, there can be no assurance that we will obtain or maintain such certificates for every vessel acquired.

Although the United States is not a party, many countries have ratified the International Convention on Civil Liability for Oil Pollution Damage of 1969, as amended in 2000, or the CLC. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject under certain circumstances to certain defenses and limitations. Vessels trading to states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

The IMO also has adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel and requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime.

If we acquire a vessel, its operation will also be affected by the requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under the International Convention for the Safety of Life at Sea, or SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. If we acquire a vessel, we would intend to retain ship managers to develop a safety management system, and rely upon that.

Noncompliance with the ISM Code or with other IMO regulations may subject a shipowner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports including United States and European Union ports.

United States

The U.S. Oil Pollution Act of 1990 and the Comprehensive Environmental Response, Compensation and Liability Act

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for environmental protection and cleanup of oil spills. OPA affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial sea and the 200 nautical mile exclusive economic zone around the United States. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, imposes liability for cleanup and natural resource damage from the release of hazardous substances (other than oil) whether on land or at sea. Both OPA and CERCLA impact our operations.

Under OPA, vessel owners, operators and bareboat charterers are responsible parties who are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from oil spills from their vessels. OPA currently limits the liability of responsible parties with respect to tankers over 3,000 gross tons to the greater of $3,200 per gross ton or $23,496,000 per single-hull tanker, and $2,000 per gross ton or $17,088,000 per double hull tanker, respectively, and permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters; however, in some cases, states which have enacted this type of legislation have not yet issued implementing regulations defining tanker owners’ responsibilities under these laws. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA currently is limited to the greater of $300 per gross ton or $5.0 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel.

These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits also do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. If we become subject to these regulations as a result of our business transaction, we would intend to be in substantial compliance with OPA, CERCLA and all applicable state regulations in the ports where any vessels would call. However, there can be no assurance that we would be in substantial compliance with such regulations at all times.

OPA also requires owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential strict liability under the act. Under the regulations, evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance or guaranty. Under OPA regulations, an owner or operator of more than one tanker is required to demonstrate evidence of financial responsibility for the entire fleet in an amount equal only to the financial responsibility requirement of the tanker having the greatest maximum strict liability under OPA and CERCLA. If we acquire a vessel as part of our business transaction, we would be required to provide such evidence and receive certificates of financial responsibility from the U.S. Coast Guard for each acquired vessel required to have one.

OPA specifically permits individual U.S. coastal states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills.

The explosion of the Deepwater Horizon and subsequent release of oil into the Gulf of Mexico, or other events, may result in significant modifications to liability regime covering oil spills and related financial responsibility requirements.

The U.S. Clean Water Act

The U.S. Clean Water Act of 1972, or CWA, prohibits the discharge of oil, hazardous substances, and ballast water in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA. Furthermore, most U.S. states that border a navigable waterway have enacted environmental pollution laws that impose strict liability on a person for removal costs and damages resulting from a discharge of oil or a release of a hazardous substance. These laws may be more stringent than U.S. federal law.

The United States Environmental Protection Agency, or EPA, has enacted rules requiring a permit regulating ballast water discharges and other discharges incidental to the normal operation of certain vessels within United States waters under the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels, or VGP. To be covered by the VGP, owners of certain vessels must submit a Notice of Intent, or NOI, at least 30 days before the vessel operates in United States waters. Compliance with the VGP could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other disposal arrangements, and/or otherwise restrict our vessels from entering United States waters. In addition, certain states have enacted more stringent discharge standards as conditions to their required certification of the VGP.

The U.S. Clean Air Act

The U.S. Clean Air Act of 1970, as amended by the Clean Air Act Amendments of 1977 and 1990, or the CAA, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels may be subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. The EPA has implemented final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI to MARPOL. The emission standards apply in two stages: near-term standards for newly-built engines will apply from 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides (NOx) will apply from 2016. If we acquire a vessel as part of our business transaction, compliance with these standards may cause us to incur costs to install control equipment on any acquired vessel.

The CAA also requires states to draft State Implementation Plans, or SIPs, designed to attain national health-based air quality standards in primarily major metropolitan and/or industrial areas. Several SIPs regulate emissions resulting from vessel loading and unloading operations by requiring the installation of vapor control equipment. Vessels sailing within 24 miles of the California coastline whose itineraries call for them to enter any California ports, terminal facilities, or internal or estuarine waters must use marine gas oil at or below 1.5% sulfur and marine diesel oil at or below 0.5% sulfur and, effective January 1, 2012, marine fuels with a sulfur content at or below 0.1% (1,000 ppm) sulfur.

The MEPC has designated the area extending 200 miles from the territorial sea baseline adjacent to the Atlantic/Gulf and Pacific coasts and the eight main Hawaiian Islands, as well as certain portions of French waters, as an ECAs under the Annex VI amendments. The new ECAs will enter into force in August 2012, whereupon fuel used by all vessels operating in the ECAs cannot exceed 1.0% sulfur, dropping to 0.1% sulfur in 2015. From 2016, NOx after-treatment requirements will also apply. If we acquire a vessel as part of our business transaction, and if other ECAs are approved by the IMO or other new or more stringent requirements relating to emissions from marine diesel engines or port operations by vessels are adopted by the EPA or the states where we operate, compliance with these regulations could entail significant capital expenditures or otherwise increase the costs of operations.

European Union

The European Union has adopted legislation that would: (1) ban manifestly sub-standard vessels (defined as those over 15 years old that have been detained by port authorities at least twice in a six month period) from European waters and create an obligation of port states to inspect vessels posing a high risk to maritime safety or the marine environment; and (2) provide the European Union with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. In addition, European Union regulations enacted in 2003 now prohibit all single-hull tankers from entering into its ports or offshore terminals.

The European Union has implemented regulations requiring vessels to use reduced sulfur content fuel for their main and auxiliary engines. The EU Directive 2005/EC/33 (amending Directive 1999/32/EC) introduced parallel requirements in the European Union to those in MARPOL Annex VI in respect of the sulfur content of marine fuels. In addition, it has introduced a 0.1% maximum sulfur requirement for fuel used by ships at berth in EU ports from January 1, 2010.

The sinking of the oil tanker Prestige in 2002 has led to the adoption of other environmental regulations by certain European Union Member States. It is difficult to predict what legislation or additional regulations, if any, may be promulgated by the European Union in the future.

Other Environmental Initiatives

U.S. Coast Guard regulations adopted and proposed for adoption under the U.S. National Invasive Species Act, or NISA, impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, which could require the installation of equipment on any vessel we may acquire to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures, and/or otherwise restrict any such vessels from entering U.S. waters.

At the international level, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments in February 2004 (the “BWM Convention”). The Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption for this convention to enter into force.

If mid-ocean ballast exchange is made mandatory throughout the United States or at the international level, or if ballast water treatment requirements or options are instituted, the cost of compliance could increase for ocean carriers, and the costs of ballast water treatment may be material.

Greenhouse Gas Regulation

Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005 and pursuant to which adopting countries have been required to implement national programs to reduce greenhouse gas emissions. The next United Nations conference to develop a successor agreement is scheduled to occur from November 29 – December 10, 2010. The IMO is, however, evaluating mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In addition, the European Union has indicated that it intends to consider an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from marine vessels. In the United States, the EPA has issued a final finding that greenhouse gases from motor vehicles threaten public health and safety and finalized regulations that regulate such emission of greenhouse gases from motor vehicles and certain stationary sources. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean going vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that are being considered in the U.S. Congress. If we acquire a vessel as part of our business transaction, any passage of climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries where we may operate, or any treaty adopted at the international level to succeed the Kyoto Protocol, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate, or ISSC, from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped vessels and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•
a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid ISSC attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. If we acquire a vessel as part of our business transaction, we would intend to implement the various security measures addressed by MTSA, SOLAS and the ISPS Code, and be in compliance with applicable security requirements.

Inspection by Classification Societies

Every seagoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class, regular and extraordinary surveys of hull and machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

Annual Surveys:  For seagoing vessels, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

Intermediate Surveys:  Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

Class Renewal Surveys:  Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

At an owner’s application, the surveys required for class renewal may be split according to an agreed schedule and extended over the entire period of class. This process is referred to as “continuous class renewal.”

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Most vessels are also dry docked every 30 and 60 months for inspection of the underwater parts and for repairs related to inspections. If any defects are found, the classification surveyor will issue a “recommendation” which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. If we acquire a vessel as part of our business transaction, each vessel must be certified prior to their delivery under standard contracts.

Risk of Loss and Liability Insurance

The operation of any cargo vessel includes risks, such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market.

Hull and Machinery, War Risk and Increased Value Insurance

If we acquire a vessel as part of our business transaction, we would intend to obtain marine hull and machinery and war risk insurance, which include the risk of actual or constructive total loss, for all vessels. Additionally, we may also arrange increased value coverage for each vessel. Under increased value coverage, in the event of total loss of a vessel, we would be able to recover for amounts not recoverable under the hull and machinery policy by reason of any under-insurance.

Protection and Indemnity Insurance

If we acquire a vessel as part of our business transaction, we would seek to obtain protection and indemnity to cover third party liabilities in connection with any shipping activities. This includes third party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

Effecting a Business Transaction

General

We are a blank check company formed pursuant to the laws of the Republic of the Marshall Islands, or RMI, for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction with one or more operating businesses or assets. While our efforts in identifying a prospective target business for our initial business transaction is not limited to a particular industry or geographic region, we are initially focusing our search on identifying a prospective target business or asset(s) in the international maritime shipping, offshore and related maritime services industries. Our sponsors, officers and directors have agreed that we will only have until February 14, 2013 to consummate our initial business transaction. If we do not consummate a business transaction prior to such date, we will (i) cease all operations except for the purposes of winding up, (ii) as promptly as possible, but not more than five business days thereafter, redeem our common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate as part of our plan of dissolution and liquidation. Furthermore, there will be no distribution with respect to our outstanding warrants which will expire worthless. Our articles of incorporation may be amended as many times and in as many respects as may be desired provided that such amendments must contain only such provisions as might lawfully be contained in our original articles of incorporation. The redemption of common stock with relation to (i) and (ii) above is enforceable under RMI law. There is no limit on the number of potential business transactions we may present to our shareholders until February 14, 2013.

Our amended articles of incorporation provide that the provisions specifically related to redemption of our common stock in connection with (i) a tender offer or shareholder vote, in the case of a business transaction, or (ii) upon any winding-down, in the case of our not consummating an initial business transaction on or before February 14, 2013, can only be amended with the affirmative vote of the holders of at least sixty-five (65%) of all the outstanding shares of common stock. Although we may amend such provisions as so provided, we view these provisions, which are contained in article 8 of our amended articles of incorporation, as obligations to our shareholders and will not take any action to amend or waive these provisions. If we amend any of these provisions, public shareholders voting against the adoption of such amendment will be entitled to exercise their redemption rights and receive a pro rata portion of the trust account, less taxes and any interest earned on the proceeds placed in the trust account actually withdrawn for working capital purposes. All other provisions may be amended if approved by the holders of at least a majority of all the outstanding shares of common stock. Such provisions may relate to voluntary dissolution, sale or other disposition of all or substantially all of our assets, election of directors and the filling of a vacancy in the board of directors arising as a result of the removal of a director without cause, merger or consolidation, amending the articles of incorporation or bylaws, payment of a dividend in shares, loans by us to a member of the board of directors, and giving a guarantee not in furtherance of our purposes.

We intend to utilize cash derived from the proceeds of our initial public offering, our share capital, debt or a combination of these in effecting a business transaction. Although substantially all of the net proceeds of our initial public offering are intended to be applied generally toward effecting a business transaction as described in the prospectus, the proceeds are not otherwise being designated for any more specific purposes. However, the ultimate consideration we pay to complete a business transaction depends upon the requirements of the target business or asset, and the amount of funds available to us from the trust account following any payments to holders redeeming their common stock. The target’s preference in receiving consideration in the form of cash, stock or a blend of cash and stock may be driven by the target’s desire for working capital, cash in-hand or control of the post-transaction entity. To the extent the value of the target business or asset exceeds the value of the funds held in our trust account, it is likely that we would issue additional authorized shares, incur debt, or a combination of cash, shares and debt to complete such business transaction. We cannot assure you whether or not we may issue shares of our capital stock or debt securities to complete a business transaction because we have not identified a target business or asset, do not know what industry such ultimate target will be operating in and do not know the amount of funds that will ultimately be available to us to complete our business transaction.

We anticipate structuring a business transaction to acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure a business transaction to acquire less than 100% of such interests or assets of the target business but will not acquire less than a controlling interest. We will acquire a controlling interest either through the acquisition of at least 50.1% of the voting equity interests in the target or through the acquisition of a significant voting equity interest that enables us to exercise a greater degree of control over the target than any other person or group. In the event we acquire less than a majority of the voting equity interests in the target, we may seek an even greater degree of control through contractual arrangements with the target and/or other holders of the target’s securities, or through special rights associated with the target equity security that we hold, which arrangements or rights may grant us the ability, among other things, to appoint certain members of the board (or equivalent governing body) or management of the target or the ability to approve certain types of significant transactions that the target may seek to enter into.

We will provide our shareholders with the opportunity to redeem their common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes and up to 100% of the interest earned on the proceeds placed in the trust account which we may withdraw for working capital purposes, upon the consummation of our initial business transaction, subject to the limitations described herein. Unlike other blank check companies which seek shareholder approval and conduct proxy solicitations in conjunction with their redemptions of public shares for cash upon consummation of their initial business transactions, we may either seek shareholder approval or conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act which regulate issuer tender offers, and file tender offer documents with the SEC which will contain substantially the same financial and other information about the initial business transaction and the redemption rights as is required under Regulation 14A of the Exchange Act which regulates the solicitation of proxies. Regardless of whether we are required by law or the Nasdaq Capital Market to seek shareholder approval, or we decide to seek shareholder approval for other business or legal reasons, so long as we maintain our FPI status and are required to comply with the foreign private issuer rules, we will conduct the redemptions pursuant to the tender offer rules. If we are no longer deemed a FPI (and no longer required to comply with the foreign private issuer rules) and we are required by law or the Nasdaq Capital Market to seek shareholder approval, or we decide to seek shareholder approval for other business or legal reasons, we will conduct the redemptions like other blank check companies in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. We will consummate our initial business transaction only if holders of no more than approximately 88% of our common stock elect to redeem their common stock and, solely if we seek shareholder approval, a majority of the outstanding shares of common stock entitled to vote are voted in favor of the business transaction; however, should we be required to retain a minimum amount in the trust account by the target company, we may be unable to consummate our initial business transaction even if holders of less than approximately 88% of our common stock elect to redeem. The redemption threshold may be further limited by the terms and conditions of a proposed business transaction. For example, the proposed business transaction may require: (i) cash consideration to be paid to the target or members of its management team, (ii) cash to be transferred to the target for working capital or other general corporate purposes or (iii) the allocation of cash to satisfy other conditions in accordance with the terms of the proposed business transaction. In the event the aggregate cash consideration we would be required to pay for all common stock that are validly tendered plus any amount required to satisfy cash conditions pursuant to the terms of the proposed business transaction exceeds the aggregate amount of cash available to us, we will not consummate the business transaction and any common stock tendered pursuant to the tender offer will be returned to the holders thereof following the expiration of the tender offer. Our sponsors and directors have agreed not to redeem the initial shares held by them prior to our initial public offering.

We may seek to raise additional funds through a private offering of debt or equity securities in connection with the consummation of our initial business transaction, and we may effect an initial business transaction using the proceeds of such offering rather than using the amounts held in the trust account. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our business transaction. In the case of an initial business transaction funded with assets other than the trust account assets, our notice disclosing the business transaction would disclose the terms of the financing and, only if required by law, regulation or a rule of the Nasdaq Capital Market, we would seek shareholder approval of such financing. In the absence of a requirement by law, regulation or a rule of the Nasdaq Capital Market, we would not seek separate shareholder approval of such financing inasmuch as the financing portion of any initial business transaction would be disclosed in our notice materials. There are no prohibitions on our ability to raise funds privately or through loans in connection with our initial business transaction. At this time, we are not a party to any arrangement or understanding with any third party with respect to raising any additional funds through the sale of securities or otherwise.

Subject to the requirement that our initial business transaction must be with one or more target businesses or asset(s) having an aggregate fair market value of at least 80% of the value of the trust account (excluding any taxes) at the time of the agreement to enter into such initial business transaction, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business. However, in any proposed business transaction, we must initially acquire a controlling interest in the target business or asset(s). We will acquire a controlling interest either through the acquisition of at least 50.1% of the voting equity interests in the target or through the acquisition of a significant voting equity interest that enables us to exercise a greater degree of control over the target than any other person or group. In the event we acquire less than a majority of the voting equity interests in the target, we may seek an even greater degree of control through contractual arrangements with the target and/or other holders of the target’s securities, or through special rights associated with the target equity security that we hold, which arrangements or rights may grant us the ability, among other things, to appoint certain members of the board (or equivalent governing body) or management of the target or the ability to approve certain types of significant transactions that the target may seek to enter into. We intend to pursue a transaction in which our shareholders would continue to own a controlling interest of our company. To the extent we effect a business transaction with a financially unstable asset or property, including entities without established records of sales or earnings; we may be affected by numerous risks inherent in the business and operations of such financially unstable property or asset. Although our management will endeavor to evaluate the risks inherent in a particular target business, we cannot assure you that we will properly ascertain or assess all significant risk factors.

Sources of target businesses

We believe there are numerous acquisition candidates for us to target. Target business or asset(s) candidates are identified through direct contacts of our management or brought to our attention from various unaffiliated sources, including brokers, investment bankers, venture capital funds, private equity funds, leveraged buyout funds, management buyout funds and other members of the financial community who are aware that we are seeking a business transaction partner via public relations and marketing efforts, direct contact by management or other similar efforts. Target businesses may also be brought to our attention by unaffiliated sources as a result of being solicited by us through calls, mailings or advertisements. Any finder or broker would only be paid a fee upon the consummation of a business transaction. We expect the fee to be paid to such persons would be determined in an arm’s length negotiation between the finder or broker and us based on market conditions at the time we enter into an agreement with such finder or broker. While we do not presently anticipate engaging the services of professional firms that specialize in acquisitions on any formal basis, we may decide to engage such firms in the future or we may be approached on an unsolicited basis, in which event their compensation may be paid from the offering proceeds not held in trust. Target businesses or asset(s) also will be brought to our attention by our officers, directors and advisers, through their network of joint venture partners and other industry relationships that regularly, in the course of their daily business activities, see numerous varied opportunities.

While we do not intend to pursue an initial business transaction with a target business or asset(s) holder that is affiliated with our sponsors, officers or directors, or any of our or their affiliates, we are not prohibited from pursuing such a transaction. In the event we seek to complete an initial business transaction with such a target business or asset(s), we would obtain an opinion from an independent investment banking firm which may or may not be a member of FINRA that such an initial business transaction is fair to our shareholders from a financial point of view. Generally, such opinion is rendered to a company’s board of directors and investment banking firms may take the view that shareholders may not rely on the opinion. Such view will not impact our decision on which investment banking firm to hire.

Selection of a target business and structuring of a business transaction

In evaluating a prospective target business or asset(s), our management considers various factors likely to affect the performance of the investment. Subject to the requirement that our initial business transaction must be with one or more target businesses having an aggregate fair market value of at least 80% of the value of the trust account (excluding any taxes) at the time of the agreement to enter into such initial business transaction, our management will have virtually unrestricted flexibility in identifying and selecting a prospective target business or asset(s). We intend to pursue a transaction in which our shareholders would continue to own a controlling interest of our company. However, we could pursue a transaction, such as a reverse merger or other similar transaction, in which we issue a substantial number of new shares and, as a result, our shareholders immediately prior to such transaction could own less than a majority of our outstanding shares subsequent to such transaction.

Investment Criteria

Any evaluation relating to the merits of a particular business transaction will be based, to the extent relevant, on the above factors as well as other considerations deemed relevant by our management in effecting a business transaction consistent with our business objective. In evaluating a prospective target business, we will conduct an extensive due diligence review which will encompass, among other things, meetings with incumbent management, inspection of facilities and assets, as well as a review of all relevant financial and other information which is made available to us. This due diligence review as well as any evaluation relating to the financial and other merits of a particular transaction will be conducted either by our management or by unaffiliated third parties we may engage. We will also seek to have all owners of any prospective target business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. If any prospective business or owner refused to execute such agreement, it is unlikely we would continue negotiations with such business or owner, and in no event will we enter into a definitive agreement for our initial business transaction without such a waiver agreement.

In the case of all possible acquisitions, we will seek to determine whether the transaction is advisable and in the best interests of us and our shareholders. We believe it is possible that our attractiveness as a potential buyer of businesses may increase after the consummation of an initial transaction and there may or may not be additional business transaction opportunities as we grow and integrate our acquisitions. We may or may not make future acquisitions. Fundamentally, however, we believe that, following an initial transaction, we could learn of, identify and analyze acquisition targets in the same way after an initial transaction as we will before an initial transaction. To the extent we are able to identify multiple acquisition targets and options as to which business or assets to acquire as part of an initial transaction, we intend to seek to consummate the acquisition which is most attractive and provides the greatest opportunity for creating shareholder value. The determination of which entity is the most attractive would be based on our analysis of a variety of factors, including whether such acquisition would be in the best interests of our securityholders, the purchase price, the terms of the sale, the perceived quality of the assets and the likelihood that the transaction will close.

The time and costs required to select and evaluate a target business and to structure and complete the business transaction cannot presently be ascertained with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which a business transaction is not ultimately completed will result in a loss to us and reduce the amount of capital available to otherwise complete a business transaction.

Fair market value of target business or businesses

The target business or businesses or asset(s) with which we effect our initial business transaction must have a collective fair market value equal to at least 80% of the value of the trust account (excluding taxes) at the time of the agreement to enter into such initial business transaction. If we acquire less than 100% of one or more target businesses in our initial business transaction, the aggregate fair market value of the portion or portions we acquire must equal at least 80% of the value of the trust account at the time of the agreement to enter into such initial business transaction. However, we will always acquire at least a controlling interest in a target business. The fair market value of a portion of a target business or asset(s) will likely be calculated by multiplying the fair market value of the entire business by the percentage of the target we acquire. We may seek to consummate our initial business transaction with an initial target business or businesses with a collective fair market value in excess of the balance in the trust account. In order to consummate such an initial business transaction, we may issue a significant amount of our debt, equity or other securities to the sellers of such business and/or seek to raise additional funds through a private offering of debt, equity or other securities. If we issue securities in order to consummate such an initial business transaction, our shareholders could end up owning a minority of the combined company’s voting securities as there is no requirement that our shareholders own a certain percentage of our company (or, depending on the structure of the initial business transaction, an ultimate parent company that may be formed) after our business transaction. Since we have no specific business transaction under consideration, we have not entered into any such arrangement to issue our debt or equity securities and have no current intention of doing so.

The fair market value of vessels and similar shipping assets, such as oil rigs, will be determined by our board of directors based, as is common industry practice, upon at least two valuations by independent shipping brokers.

The fair market value of a target business or businesses or asset(s) will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential gross margins, the values of comparable businesses, earnings and cash flow, book value and, where appropriate, upon the advice of appraisers or other professional consultants. If our board of directors is not able to independently determine that the target business or asset(s) has a sufficient fair market value to meet the threshold criterion, we will obtain an opinion from an unaffiliated, independent investment banking firm that is a member of FINRA or a body of equivalent status in a non-US jurisdiction with respect to the satisfaction of such criterion. Unless we consummate a business transaction with an affiliated entity, we are not required to obtain an opinion from an independent investment banking firm that the price we are paying is fair to our shareholders.

Possible lack of business diversification

Our business transaction must be with a target business or businesses that satisfy the minimum valuation standard at the time of such acquisition, as discussed above. We expect to complete only a single business transaction, although this process may entail the simultaneous acquisitions of several operating businesses. Therefore, at least initially, the prospects for our success may be entirely dependent upon the future performance of a single business operation. Unlike other entities that may have the resources to complete several business transactions of entities or assets operating in multiple industries or multiple areas of a single industry, it is probable that we will not have the resources to diversify our operations or benefit from the possible spreading of risks or offsetting of losses. By consummating a business transaction with only a single entity or asset, our lack of diversification may:

•
subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a business transaction; and

•	result in our dependency upon the development or market acceptance of a single or limited number of products, processes or services.

In the event we ultimately determine to simultaneously acquire several businesses or assets and such businesses or assets are owned by different sellers, we will need for each of such sellers to agree that our purchase of its business or assets is contingent on the simultaneous closings of the other acquisitions, which may make it more difficult for us, and delay our ability, to complete the business transaction. In addition, if conditions to closings with respect to one or more of the target businesses are not satisfied, the fair market value of the businesses, collectively, could fall below the required fair market value threshold of 80% of the value of the trust account at the time of the agreement to enter into the initial business transaction. With multiple acquisitions, we could also face additional risks, including additional burdens and costs with respect to possible multiple negotiations and due diligence investigations (if there are multiple sellers) and the additional risks associated with the subsequent assimilation of the businesses or assets into a single operating business.

Limited ability to evaluate the target business’s management

Although we intend to closely scrutinize the incumbent management of a prospective target business when evaluating the desirability of effecting a business transaction, we cannot assure you that our assessment will prove to be correct. In addition, we cannot assure you that new members that join our management following a business transaction will have the necessary skills, qualifications or abilities to manage a public company. Furthermore, the future role of our officers and directors, if any, in the target business following a business transaction cannot presently be stated with any certainty. While our current officers and directors may remain associated in senior management or advisory positions with us following a business transaction, they may not devote their full time and efforts to our affairs subsequent to a business transaction. Moreover, they would only be able to remain with us after the consummation of a business transaction if they are able to negotiate employment or consulting agreements in connection with such business transaction. Such negotiations would take place simultaneously with the negotiation of the business transaction and could provide for such individuals to receive compensation in the form of cash payments and/or our securities for services they would render to us after the consummation of the business transaction. While the personal and financial interests of such individuals may influence their motivation in identifying and selecting a target business, the ability of such individuals to remain with us after the consummation of a business transaction will not be the determining factor in our decision as to whether or not we will proceed with any potential business transaction. Additionally, we cannot assure you that our officers and directors will have significant experience or knowledge relating to the operations of the particular target business.

Following a business transaction, we may seek to recruit additional managers to supplement or replace the incumbent management of the target business. We cannot assure you that we will have the ability to recruit such managers, or that any such managers we do recruit will have the requisite skills, knowledge or experience necessary to enhance the incumbent management.

Shareholders may not have the ability to approve a business transaction

We intend to conduct redemptions without a shareholder vote pursuant to the tender offer rules of the SEC. Therefore, we do not intend to seek shareholder approval before we effect our initial business transaction as not all business transactions require shareholder approval under applicable Marshall Islands law. However, we may conduct a shareholder vote, if it is required by law, the Nasdaq Capital Market, or we decide to hold such vote for other business or legal reasons. Regardless of whether we are required by law or the Nasdaq Capital Market to seek shareholder approval, or we decide to seek shareholder approval for other business or legal reasons, so long as we maintain our FPI status and are required to comply with the foreign private issuer rules, we will conduct the redemptions pursuant to the tender offer rules. If we are no longer deemed a FPI (and no longer required to comply with the foreign private issuer rules) and we are required by law or the Nasdaq Capital Market to seek shareholder approval, or we decide to seek shareholder approval for other business or legal reasons, we will conduct the redemptions like other blank check companies in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. Presented in the table below is a graphic explanation of the types of initial business transactions we may consider and whether shareholder approval would be required under the BCA of the Republic of the Marshall Islands for each such transaction.

Type of Transaction	Whether Shareholder Approval is Required
Our Purchase of Assets	No
Our Purchase of Stock of target not involving a merger with us	No
Merger of target with our subsidiary	No
Our Merger with a target	Yes

Permitted purchases of our securities

If we seek shareholder approval of our initial business transaction, we do not conduct redemptions pursuant to the tender offer rules in connection with our business transaction and we are not subject to the foreign private issuer rules, prior to the consummation of a business transaction, there could be released to us from the trust account amounts necessary to purchase up to 15% of the common stock sold in our initial public offering. These purchases could occur at any time commencing after the filing of our preliminary proxy statement and ending at the record date for the shareholder meeting to approve the initial business transaction. Purchases will be made only in open market transactions at times when we are not in possession of any material non-public information and may not be made during a restricted period under Regulation M under the Exchange Act. It is intended that purchases will comply with Rule 10b-18 under the Exchange Act, at prices (inclusive of commissions) not to exceed the per-share amount then held in the trust account ($10.10 per share). We can purchase any or all of the 720,000 shares of common stock we are entitled to purchase. It will be entirely in our discretion as to how many shares of common stock are purchased. Purchasing decisions will be made based on various factors, including the then-current market price of our common stock and the terms of the proposed business transaction. All common stock purchased by us will be immediately cancelled. Such open market purchases, if any, would be conducted by us to minimize any disparity between the then current market price of our common stock and the per-share amount held in the trust account. A market price below the per-share trust amount could provide an incentive for purchasers to buy our common stock after the filing of our preliminary proxy statement at a discount to the per-share amount held in the trust account for the sole purpose of voting against our initial business transaction and exercising redemption rights for the full per-share amount held in the trust account. Such trading activity could enable such investors to block a business transaction regardless of its merits by making it difficult to obtain the approval of such business transaction by the vote of a majority of the outstanding shares of common stock voted.

Additionally, if we submit our business transaction to our shareholders for approval, we do not conduct redemptions in connection with our business transaction pursuant to the tender offer rules and we are no longer subject to the foreign private issuer rules, we may privately negotiate transactions to purchase common stock after the closing of the business transaction from shareholders who would have otherwise elected to have their common stock redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the trust account. Our sponsors, directors or officers may also purchase common stock in privately negotiated transactions. The closing of such purchase may occur after the consummation of our initial business transaction and we may use funds released from the trust account to consummate such purchases.

The purpose of all such purchases would be to increase the likelihood of obtaining shareholder approval of our initial business transaction or, where the purchases are made by our sponsors, directors or officers, to satisfy a closing condition in an agreement with a target that requires us to have a minimum amount remaining in the trust account at the closing of the business transaction, where it appears that such requirement would otherwise not be met. This may result in the consummation of a business transaction that may not otherwise have been possible.

Redemption rights for public shareholders upon consummation of our initial business transaction

We will provide our shareholders with the opportunity to redeem their common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes and up to 100% of the interest earned on the proceeds placed in the trust account which we may withdraw for working capital purposes, upon the consummation of our initial business transaction, subject to the limitations described herein. The amount in the trust account is initially anticipated to be $10.10 per share. Unlike other blank check companies which seek shareholder approval and conduct proxy solicitations in conjunction with their initial business transactions and related redemptions of public shares for cash upon consummation of such initial business transactions even if not required by law, we intend to consummate our initial business transaction and conduct the redemptions without seeking shareholder approval and instead redeem shares held by our shareholders pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act which regulate issuer tender offers, and file tender offer documents with the SEC. The tender offer documents will contain substantially the same financial and other information about the initial business transaction and the redemption rights as is required under Regulation 14A of the Exchange Act which regulates the solicitation of proxies. Regardless of whether we are required by law or the Nasdaq Capital Market to seek shareholder approval, or we decide to seek shareholder approval for other business or legal reasons, so long as we maintain our FPI status and are required to comply with the foreign private issuer rules, we will conduct the redemptions pursuant to the tender offer rules. If we are no longer deemed a FPI (and no longer required to comply with the foreign private issuer rules) and we are required by law or the Nasdaq Capital Market to seek shareholder approval, or we decide to seek shareholder approval for other business or legal reasons, we will conduct the redemptions like other blank check companies in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. We will consummate our initial business transaction only if holders of no more than approximately 88% of our shares of common stock elect to redeem their common stock and, solely if we seek shareholder approval, a majority of the outstanding shares of common stock entitled to vote are voted in favor of the business transaction; however, should we be required to retain a minimum amount in the trust account by the target company, we may be unable to consummate our initial business transaction even if holders of less than approximately 88% of our common stock elect to redeem. The redemption threshold may be further limited by the terms and conditions of a proposed business transaction. Our sponsors and directors have agreed not to redeem any shares held by them in connection with the consummation of a business transaction.

The approximately 88% redemption threshold is different from the redemption thresholds used by most blank check companies. Traditionally, blank check companies would not be able to consummate a business transaction if the holders of the company’s public shares voted against a proposed business transaction and elected to redeem more than a much smaller percentage of the shares sold in such company’s initial public offering, which percentage threshold is typically between 19.99% and 39.99%. As a result, many blank check companies have been unable to complete business transactions because the amount of shares voted by their public shareholders electing redemption exceeded the maximum redemption threshold pursuant to which such company could proceed with a business transaction.

Conduct of redemption pursuant to tender offer rules

When we conduct the redemptions upon consummation of our initial business transaction in compliance with the tender offer rules, the redemption offer will be made to all of our shareholders, not just our public shareholders. Our sponsors and directors, however, have agreed not to redeem their initial shares in connection with this redemption offer. In addition, the offer will be made for up to a maximum of approximately 88% of our common stock, subject to the condition that if holders of more than approximately 88% of our shares of common stock elect to redeem their common stock, we will withdraw the offer and not consummate the initial business transaction.  The redemption threshold may be further limited by the terms and conditions of a proposed business transaction.

Submission of our initial business transaction to a shareholder vote

We do not intend to seek shareholder approval of our initial business transaction. However, in the event we seek shareholder approval of our initial business transaction, we will distribute proxy materials to our public shareholders. If we are deemed a FPI at such time or required to comply with the foreign private issuer rules, our public shareholders will not be able to redeem their common stock in connection with such vote and will be required to tender their common stock for redemption in accordance with the tender offer rules. If we are no longer subject to the foreign private issuer rules and conduct a shareholder vote pursuant to a proxy statement under the proxy rules, we will provide our public shareholders with redemption rights upon consummation of the initial business transaction. In connection with a shareholder vote and redemption under the proxy rules, public shareholders electing to exercise their redemption rights shall be entitled to receive cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, including any amounts representing interest earned on the trust account, less taxes and any interest earned on the proceeds placed in the trust account actually withdrawn for working capital purposes, but public shareholders voting against the business transaction and electing to exercise their redemption rights shall only be entitled to receive cash equal to their pro rata share of the aggregate amount then in the trust account, less taxes and any interest earned on the proceeds placed in the trust account.

Additionally, if we submit our business transaction to our shareholders for approval, we do not conduct redemptions in connection with our business transaction pursuant to the tender offer rules and we are no longer required to comply with the foreign private issuer rules, we may privately negotiate transactions to purchase shares of common stock after the closing of the business transaction from shareholders who would have otherwise elected to have their common stock redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the trust account. Our sponsors, directors or officers may also purchase common stock in privately negotiated transactions. Such a purchase would include a contractual acknowledgement that such shareholder, although still the record holder of our common stock is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that we or our sponsors, directors or officers purchase common stock in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their common stock. The closing of such purchase may occur after the consummation of our initial business transaction and we may use funds released from the trust account to consummate such purchases. Any such shares purchased by us in this manner would be cancelled at the time of purchase.

Also in the event we seek shareholder approval of our initial business transaction, we do not conduct redemptions in connection with our business transaction pursuant to the tender offer rules and we are no longer required to comply with the foreign private issuer rules, we may also make purchases of our common stock, in an amount up to 15% of the common stock sold in our initial public offering, in the open market in a manner intended to comply with Rule 10b-18 under the Exchange Act, using funds held in the trust account so long as the price paid for such common stock (inclusive of commissions) does not exceed the per-share amount then held in the trust account ($10.10 per share).

The purpose of all such purchases would be to increase the likelihood of obtaining shareholder approval of our initial business transaction or, where the purchases are made by our sponsors, directors or officers, to satisfy a closing condition in an agreement with a target that requires us to have a minimum amount remaining in the trust account at the closing of the business transaction, where it appears that such requirement would otherwise not be met. This may result in the consummation of a business transaction that may not otherwise have been possible. Any such purchases will not reduce the per-share redemption price to below $10.10.

As a consequence of such purchases:
•	the funds in our trust account that are so used will not be available to us after our initial business transaction;

•
the public “float” of our common stock may be reduced and the number of beneficial holders of our securities may be reduced following the consummation of our business transaction, which may make it difficult to maintain compliance with the continued listing standards of a national securities exchange, and adversely impact your ability to trade in our securities;

•
because the shareholders who sell their common stock in a privately negotiated transaction or pursuant to open market transactions, as described above, may receive a per-share purchase price payable from the trust account that is not reduced by a pro rata share of the deferred underwriting commissions or taxes payable, our remaining shareholders may bear the entire payment of such deferred commissions and accrued and unpaid taxes. That is, if we seek shareholder approval of our initial business transaction, the redemption price per share payable to public shareholders who elect to have their common stock redeemed will be reduced by a larger percentage of any taxes payable than it would have been in the absence of such privately negotiated or open market transactions, and shareholders who do not elect to have their common stock redeemed and remain our shareholders after the business transaction will bear the economic burden of a larger percentage of the deferred commissions and taxes payable; and

•
the payment of any premium would result in a reduction in book value per share for the remaining shareholders compared to the value received by shareholders that have their common stock purchased by us at a premium.

Any privately negotiated transaction to purchase shares from a shareholder who would otherwise choose to redeem their common stock would include a contractual acknowledgement that such shareholder, although still the record holder of our shares, is no longer the beneficial owner thereof and therefore agrees to refrain from voting against the business transaction and from redeeming their common stock (as directed by the purchaser of such securities). All such privately negotiated transactions (should they occur at all) would be isolated transactions conducted in compliance with all applicable securities laws, each to be privately negotiated with one or a discrete group of shareholders who have elected, or otherwise indicated their intention, to exercise their redemption rights. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the trust account.

Investors are cautioned that none of our sponsors, officers, or directors have agreed to purchase any such shares, and their failure to so agree at the applicable time could adversely impair our ability to consummate a business transaction. Moreover, even if our sponsors, officers or directors were to undertake such purchases, such purchases could be subject to limitations under applicable securities laws and regulations, including Regulation M and regulations regarding tender offers. The inability of such persons to effect such purchases could adversely impair our ability to consummate the business transaction.

Our sponsors, officers and/or directors, anticipate that they will identify the shareholders with whom the sponsors, officers or directors may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders following our mailing of a notice in connection with our initial business transaction. To the extent that our sponsors, officers or directors enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their common stock for a pro rata share of the trust account. Pursuant to the terms of such arrangements, any common stock so purchased by our sponsors, officers, and/or directors would then revoke their election to redeem such common stock. The terms of such purchases would operate to facilitate our ability to consummate a proposed business transaction by potentially reducing the number of shares of common stock redeemed for cash.

Limitation on redemption rights if we seek a shareholder vote

Notwithstanding the foregoing, and solely if we seek shareholder approval of our initial business transaction, we do not conduct redemptions in connection with our business transaction pursuant to the tender offer rules and we are no longer subject to the foreign private issuer rules, our amended articles of incorporation provides that a public shareholder, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to more than an aggregate of 20% of the public shares sold in our initial public offering. However, we would not be restricting our shareholders’ ability to vote all of their shares for or against a business transaction.

We believe this restriction will discourage shareholders from accumulating large blocks of our common stock, and subsequent attempts by such holders to use their ability to exercise their redemption rights as a means to force us or our officers or directors to purchase their common stock at a significant premium to the then current market price or on other undesirable terms. Absent these provisions, a public shareholder holding more than an aggregate of 20% of the public shares sold in our initial public offering could threaten to exercise their redemption rights if such holder’s common stock is not purchased by us or our officers or directors at a premium to the then current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem no more than 20% of the common stock sold in our initial public offering, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to consummate a business transaction.

Tendering stock certificates in connection with a tender offer or redemption rights

We may require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to either tender their stock certificates to our transfer agent prior to the date set forth in the tender offer documents or proxy materials mailed to such holders, or up to two business days prior to the vote on the proposal to approve the business transaction in the event we distribute proxy materials, or to deliver their common stock to the transfer agent electronically using Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) System, at the holder’s option. The tender offer or proxy materials, as applicable, that we will furnish to holders of our public shares in connection with our initial business transaction will indicate whether we are requiring public shareholders to satisfy such delivery requirements. Accordingly, a public shareholder would have from the time we send out our tender offer materials until the close of the tender offer period, or up to two days prior to the vote on the business transaction if we distribute proxy materials, as applicable, to tender his common stock if he wishes to seek to exercise his redemption rights. Given the relatively short exercise period, it is advisable for shareholders to use electronic delivery of the public securities.

There is a nominal cost associated with the above-referenced tendering process and the act of certificating the common stock or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $35.00 and it would be up to the broker whether or not to pass this cost on to the redeeming holder. However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to tender their common stock prior to the meeting. The need to deliver common stock is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated. However, in the event we require shareholders seeking to exercise redemption rights prior to the consummation of the proposed business transaction and the proposed business transactions is not consummated (and therefore we would not be obligated to pay cash in connection with the tendered common stock) this may result in an increased cost to shareholders.

The foregoing is different from the procedures used by many blank check companies. Traditionally, in order to perfect redemption rights in connection with a blank check company’s business transaction, the company would distribute proxy materials for the shareholders’ vote on an initial business transaction, and a holder could simply vote against a proposed business transaction and check a box on the proxy card indicating such holder was seeking to exercise his redemption rights. After the business transaction was approved, the company would contact such shareholder to arrange for him to deliver his certificate to verify ownership. As a result, the shareholder then had an “option window” after the consummation of the business transaction during which he could monitor the price of the company’s stock in the market. If the price rose above the redemption price, he could sell his shares in the open market before actually delivering his shares to the company for cancellation. As a result, the redemption rights, to which shareholders were aware they needed to commit before the shareholder meeting, would become a “redemption” right surviving past the consummation of the business transaction until the redeeming holder delivered its certificate. The requirement for physical or electronic delivery prior to the meeting ensures that a redeeming holder’s election to redeem is irrevocable once the business transaction is approved.

Any request to redeem such common stock once made, may be withdrawn at any time up to the date set forth in the tender offer materials or the date of the shareholder meeting set forth in our proxy materials, as applicable. Furthermore, if a holder of our common stock delivered his certificate in connection with an election of their redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, he may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our public common stock electing to redeem their common stock will be distributed promptly after the completion of a business transaction.

If the initial business transaction is not approved or completed for any reason, then our public shareholders who elected to exercise their redemption rights would not be entitled to redeem their common stock for the applicable pro rata share of the trust account. In such case, we will promptly return any common stock delivered by public holders who elected to redeem their common stock.

If our initial proposed business transaction is not consummated, we may continue to try to consummate a business transaction with a different target until February 14, 2013. If the initial business transaction is not completed for any reason, then public shareholders who exercised their redemption rights would not be entitled to redeem their common stock for a pro rata share of the aggregate amount then on deposit in the trust account. In such case, if we have required public shareholders to tender their certificates, we will promptly return such certificates to the tendering public shareholder. Public shareholders would be entitled to receive their pro rata share of the aggregate amount on deposit in the trust account only in the event that the initial business transaction is consummated. If the proposed business transaction is not consummated then a shareholder’s election to exercise its redemption rights will not be honored, and such redemption will not be entitled to a cash payment, even if such redemption right was properly exercised.

Liquidation of trust account and redemption by public shareholders if no initial business transaction

Our sponsors, officers and directors have agreed that we will only have until February 14, 2013 to consummate our initial business transaction. If we do not consummate a business transaction on or before such date, we will (i) cease all operations except for the purposes of winding up, (ii) as promptly as possible, but not more than five business days thereafter, redeem our common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate as part of our plan of dissolution and liquidation, to be adopted in accordance with Section 106 of the BCA. Furthermore, there will be no distribution with respect to our outstanding warrants, which will expire worthless. In the event we are unable to consummate our initial business transaction within the allotted time, we intend to release such funds within approximately five business days following that date. Pursuant to the terms of our certificate of incorporation, our powers following the expiration of the permitted time period for consummating a business transaction will automatically thereafter be limited to acts and activities relating to dissolving and winding up our affairs, including liquidation.

Our sponsors and directors have waived their right to participate in any redemption with respect to its initial shares and the common stock underlying the insider warrants upon our redemption of shares sold in our initial public offering if we fail to consummate a business transaction on or before February 14, 2013. However, if our sponsors or any of our officers or directors acquires common stock in or after our initial public offering, they will be entitled to a pro rata share of the trust account upon our redemption in the event we do not consummate a business transaction within the required time period. There will be no liquidating distribution with respect to our warrants, which will expire worthless in the event we do not consummate a business transaction. We expect that all costs associated with the implementation and completion of our liquidation will be funded by any remaining assets outside of the trust account although we cannot assure you that there will be sufficient funds for such purpose. If such funds are insufficient, our sponsors have agreed to advance us the funds necessary to complete such liquidation (currently anticipated to be approximately $20,000, based upon discussions with legal advisors in the Marshall Islands and our trustee).

Upon consummation of our initial public offering, we deposited approximately (i) $48,480,000 of the offering proceeds into the trust account for the benefit of our public shareholders (including $480,000 in deferred underwriting commissions payable upon completion of our initial business transaction) and (ii) $299,411outside the trust account. In the event no business transaction is consummated on or before February 14, 2013, we will (i) cease all operations except for the purposes of winding up, (ii) redeem our common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate as part of our plan of dissolution and liquidation. Furthermore, there will be no distribution with respect to our outstanding warrants, which will expire worthless.

If we were to expend all of the net proceeds of our initial public offering, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account (or up to 100% of the interest earned on the proceeds placed in the trust account which we may withdraw for working capital purposes), the initial aggregate of the (i) per share redemption price or (ii) per share liquidation price would be $10.10. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual aggregate of the (i) per share redemption price or (ii) per share liquidation price will not be less than $10.10, plus interest (net of any taxes and up to 100% of the interest earned on the proceeds placed in the trust account which we may withdraw for working capital purposes). Although we will seek to have all prospective target businesses, vendors or other service providers execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements. Nor is there any guarantee that, even if such entities execute such agreements with us, they will not seek recourse against the trust account. A court could also conclude that such agreements are not enforceable. Accordingly, the proceeds held in the trust account could be subject to claims, which could take priority over those of our public shareholders. If any third party refused to execute an agreement waiving such claims to the monies held in the trust account, we would perform an analysis of the alternatives available to us if we chose not to engage such third party and evaluate if such engagement would be in the best interest of our shareholders if such third party refused to waive such claims. Examples of possible instances where we may engage a third party that refused to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a provider of required services willing to provide the waiver. In order to protect the amounts held in trust, Messrs. Tsirigakis and Syllantavos have agreed that each will be jointly and severally liable if we did not obtain executed waivers from such prospective target businesses, vendors or other entities. We have not independently verified whether such persons have sufficient funds to satisfy their indemnity obligations and, therefore, we cannot assure you that they would be able to satisfy those obligations.

We believe the likelihood of Messrs. Tsirigakis and Syllantavos having to indemnify the trust account is limited because we will endeavor to have all vendors and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. We also will have access to any funds available outside the trust account or released to us to fund working capital requirements with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation currently estimated at approximately $20,000).

In the event that the proceeds in the trust account are reduced below $10.10 per share, in the event we redeem our public shares for a per share pro rata portion of the trust account, or upon our liquation and Messrs. Tsirigakis and Syllantavos assert that they are unable to satisfy their obligations or that they have no indemnification obligations related to a particular claim, our independent directors, if any, would determine whether to take legal action against Messrs. Tsirigakis and Syllantavos to enforce their indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against Messrs. Tsirigakis and Syllantavos to enforce their indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per share redemption price (or per share liquidation distribution if we are unable to effect our redemption) will not be less than $10.10 per share.

We will seek to reduce the possibility that Messrs. Tsirigakis and Syllantavos will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers and prospective target businesses as well as other entities execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Messrs. Tsirigakis and Syllantavos will also not be liable as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. We will have access to up to $290,364 (as of October 31, 2011) from the proceeds of our initial public offering, with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $20,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received a return of funds from the liquidation of our trust account could be liable for claims made by creditors.

Under the dissolution provisions of the Marshall Islands Business Corporations Act at any time within one year after dissolution the Company may give notice requiring all creditors, including unliquidated or contingent claims, and any with who the company has unfulfilled contract to present their claims in writing and in detail at a specified place and by a specified day which shall not be less that six months after the first publication of such notice. If a notice is issued such notice shall be published once a week for 4 weeks. The board of directors for the Company must adequately provide for payment of its liabilities and obligations in dissolution. If the corporation complies with certain procedures set forth in Section 106 of the BCA intended to ensure that it makes reasonable provision for all claims against it, including the notice described above, any liability of shareholders with respect to a liquidation would be barred if such claims are not presented not less than six months after the publication of such notice. However, as stated above, if we do not effect a business transaction on or before February 14, 2013, we shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as possible, but not more than five business days thereafter, redeem our common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, dissolve and liquidate the balance of our net assets to our remaining shareholders, as part of our plan of dissolution and liquidation. Accordingly, it is our intention to make liquidating distributions to our shareholders as soon as reasonably possible following February 14, 2013 and, therefore, we do not intend to comply with those procedures. As such, our shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our shareholders may extend well beyond the third anniversary of such date. Section 106 of the BCA requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 3 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as accountants, lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in our underwriting agreement, we will seek to have all vendors, service providers and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the trust account is remote. We have an obligation to pursue indemnification from Messrs. Tsirigakis and Syllantavos pursuant to the terms of their agreement with us. Further, Messrs. Tsirigakis and Syllantavos may be liable only to the extent necessary to ensure that the amounts in the trust account are not reduced below $10.10 per share less any per share amounts distributed from our trust account to our public shareholders in the event we are unable to consummate a business transaction on or before February 14, 2013, and will not be liable as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, Messrs. Tsirigakis and Syllantavos will not be responsible to the extent of any liability for such third party claims.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account; we cannot assure you we will be able to return to our public shareholders an aggregate of at least $10.10 per share. Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our shareholders. Furthermore, because we intend to distribute the proceeds held in the trust account to our public shareholders promptly after the termination of our corporate existence, this may be viewed or interpreted as giving preference to our public shareholders over any potential creditors with respect to access to or distributions from our assets. Furthermore, our board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public shareholders will be entitled to receive funds from the trust account only in the event of our redemption of our public shares upon our liquidation or if they redeem their respective shares for cash upon the consummation of the initial business transaction. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. In the event we seek shareholder approval in connection with our initial business transaction, a shareholder’s voting in connection with the business transaction alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above.

Competition

In identifying, evaluating and selecting a target business for an initial business transaction, we may encounter intense competition from other entities having a business objective similar to ours including other blank check companies, private equity groups and leveraged buyout funds, and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business transactions directly or through affiliates. Moreover, many of these competitors possess greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, the requirement to acquire a target business or target businesses having a fair market value equal to at least 80% of the value of the trust account at the time of the agreement to enter into the business transaction, our obligation to pay cash in connection with approximately 88% of our common stock held by our public shareholders who exercise their redemption rights may reduce the resources available to us for an initial business transaction and our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business transaction.

Facilities

We currently maintain our executive office at 90 Kifissias Avenue, Maroussi 15125, Athens, Greece. Fjord NEPA (Greece), an entity controlled by Mr. Tsirigakis, charges us $7,500 per-month for use of this office space and, if necessary, access to facilities located in other jurisdictions, as well as for certain general and administrative services, including but not limited to receptionist, secretarial and general office services. This agreement commenced on July 14, 2011 and continues until the earliest to occur of: (i) the consummation of a business transaction or (ii) February 14, 2013. Our current office space, as well as the services provided by Fjord NEPA (Greece), are not currently used by or provided to any similar blank check companies. We consider our current office space adequate for our current operations.

Employees

We currently have two executive officers. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. The amount of time they will devote in any time period will vary based on whether a target business has been selected for the initial business transaction and the stage of the initial business transaction process the company is in, although we expect Messrs. Tsirigakis and Syllantavos to devote, in the aggregate, an average of approximately 40 hours per week to our business. Accordingly, once management locates a suitable target business to acquire, they will spend more time investigating such target business and negotiating and processing the initial business transaction (and consequently spend more time on our affairs) than they would prior to locating a suitable target business. We expect our executive officers to devote a reasonable amount of time to our business. We do not intend to have any full time paid employees prior to the consummation of our initial business transaction.

Legal Proceedings

There is no litigation currently pending or, to our knowledge, contemplated against us, our sponsors or any of our officers or directors in their capacities as such.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a blank check company formed pursuant to the laws of the Republic of the Marshall Islands for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction with one or more operating businesses or assets. While our efforts in identifying a prospective target business for our initial business transaction are not limited to a particular industry or geographic region, we are initially focusing our search on identifying a prospective target business in the international maritime shipping, offshore and related maritime services industries. Our initial business transaction must be with one or more assets or target businesses having an aggregate fair market value of at least 80% of the value of the trust account (excluding any taxes) at the time of the agreement to enter into such initial business transaction. We do not have any specific business transaction under consideration although we are actively searching for a target business.

We intend to use cash from the proceeds of our initial public offering, our authorized shares, incurred debt, or a combination of cash, shares and debt, in effecting our initial business transaction. However, the ultimate consideration we pay to complete a business transaction depends upon the requirements of the target business or asset, and the amount of funds available to us from the trust account following any payments to holders redeeming their common stock. The target’s preference in receiving consideration in the form of cash, stock or a blend of cash and stock may be driven by the target’s desire for working capital, cash in-hand or control of the post-transaction entity. To the extent the value of the target business or asset exceeds the value of the funds held in our trust account, it is likely that we would issue additional authorized shares, incur debt, or a combination of cash, shares and debt to complete such business transaction. We cannot assure you whether or not we may issue shares of our capital stock or debt securities to complete a business transaction because we have not identified a target business or asset, do not know what industry such ultimate target will be operating in and do not know the amount of funds that will ultimately be available to us to complete our business transaction. The issuance of additional shares:

•	may significantly reduce the equity interest of current shareholders;

•	may subordinate the rights of holders of common stock if preferred shares are issued with rights senior to those afforded to the holders of our common stock;

•
may likely cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely will also result in the resignation or removal of our present officers and directors; and

•	may adversely affect prevailing market prices for our common stock and/or warrants.

Similarly, if we incur substantial debt, it could result in:

•	default and foreclosure on our assets if our operating cash flow after a business transaction is insufficient to pay our debt obligations;

•
acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that require the maintenance of certain financial ratios or reserves and any such covenant is breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

•	covenants that limit our ability to acquire capital assets or make additional acquisitions;

•	our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding;

•	our inability to pay dividends on our common stock;

•
using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

•	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

•	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

•
limitations on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

To the extent we have funds remaining in our trust account following the consummation of a business transaction, those funds may be used for any purpose agreed to between us and the target business or asset based upon the needs of the post transaction entity, including but not limited to, working capital, debt repayment or employee compensation.

Results of Operations and Known Trends or Future Events

Through October 31, 2011, our efforts have been limited to organizational activities, activities relating to our initial public offering, activities relating to identifying and evaluating prospective acquisition candidates and activities relating to general corporate matters. We have not generated any revenues to date and will not generate any revenues until after we consummate our initial business transaction. As of October 31, 2011, $48,485,877 was held in the trust account (including $480,000 of deferred underwriting discounts and commissions and $2,331,000 from the sale of the insider warrants) and we had cash outside of the trust account of $290,364.  All of the interest income on the balance of the trust account (net of taxes payable) may be available to us to fund our working capital requirements but given the current interest rates, it is doubtful that we will earn a significant amount of interest. The current low interest rate environment may make it more difficult for such investments to generate sufficient funds, together with the amounts available outside the trust account, to locate, conduct due diligence, structure, negotiate and close our business transaction. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the twelve months ended October 31, 2011, we had a net loss of $88,713 consisting of expenses of $94,590 and interest income of $5,877.

Liquidity and Capital Resources

As of October 31, 2011, we had $290,364 in a bank account available for use by management to cover the costs associated with identifying a target business and negotiating an acquisition or merger.

 Our initial public offering and private placement of warrants to our sponsors provided us with $299,411 of working capital after transferring $48,480,000 into the trust account. For the twelve months ended October 31, 2011 we used cash of $62,047 in operating activities, together with a net loss for the period of $88,713. We started with no cash as of November 1, 2010. We ended the period at October 31, 2011 with a cash balance of $290,364.

We intend to use substantially all of the funds held in the trust account (net of taxes) to consummate our initial business transaction. To the extent that our capital stock or debt is used, in whole or in part, as consideration to consummate our initial business transaction, the remaining proceeds held in the trust account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

 We believe that the $290,364 held outside the trust account (as of October 31, 2011) along with up to 100% of the interest earned on the proceeds placed in the trust account will be sufficient to allow us to operate until at least February 14, 2013. Over this time period, we will be using these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, reviewing corporate, title, environmental, financial documents and material agreements regarding prospective target businesses, audit fees and structuring, negotiating and consummating the business transaction. To meet our working capital needs following the consummation of our initial public offering, certain of our officers and directors may, but are not obligated to, loan us funds, from time to time, or at any time, in whatever amount such officer or director deems reasonable in his or her sole discretion, which may be convertible into warrants of the post business transaction entity at a price of $0.75 per warrant at the option of the lender. The warrants would be identical to the insider warrants. Any such loans will not have a claim against the trust account and will not reduce the per-share redemption price to below $10.10. The holders of a majority of such warrants (or underlying shares) will be entitled to demand that we register these securities pursuant to an agreement to be entered into at the time of the loan. The holders of a majority of these securities would have certain “piggy-back” registration rights with respect to registration statements filed subsequent to such date. We will bear the expense incurred with the filing of any such registration statements. The terms of such loans by our officers and directors, if any, have not been determined and no written agreements exist. However, the terms of such loans will not have any recourse against the trust account nor pay any interest prior to the consummation of the business transaction and be no more favorable than could be obtained by a third party.

We anticipate that we will incur approximately:

•	$60,000 of expenses for the due diligence (excluding accounting and legal due diligence) of prospective target businesses by our officers, directors and sponsors;
•	$130,000 of legal and accounting expenses attendant to the due diligence investigations, structuring and negotiating of an initial business transaction;
•	$142,500 for administrative services and support payable to our sponsors ($7,500 per month for 19 months);
•	$70,000 for legal and accounting fees relating to SEC reporting obligations; and
•	$47,500 that will be used for other miscellaneous expenses.

These amounts are estimates and may differ materially from our actual expenses. In addition, we could use a portion of the funds not being placed in trust to pay commitment fees for financing, fees to consultants to assist us with our search for a target business or as a down payment or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with other companies on terms more favorable to such target businesses) with respect to a particular proposed business transaction, although we do not have any current intention to do so. If we entered into an agreement where we paid for the right to receive exclusivity from a target business, the amount that would be used as a down payment or to fund a “no-shop” provision would be determined based on the terms of the specific business transaction and the amount of our available funds at the time. Our forfeiture of such funds (whether as a result of our breach or otherwise) could result in our not having sufficient funds to continue searching for, or conducting due diligence with respect to, prospective target businesses.

We do not believe we will need to raise additional funds until the consummation of our initial business transaction to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business transaction that is presented to us. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business transaction.

We have evaluated the appropriate accounting treatment for the insider warrants and the warrants issued in connection with our initial public offering. As we are not required to net-cash settle such warrants under any circumstances, including when we are unable to maintain sufficient registered shares to settle such warrants, the terms of the warrants satisfy the applicable requirements of FASB ASC 815-10-15, which provides guidance on identifying those contracts that should not be accounted for as derivative instruments, and FASB ASC 815-40-15. Accordingly, we intend to classify such instruments within permanent equity as additional paid-in capital.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities which would be considered off-balance sheet arrangements. We did not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements.

We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or entered into any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than a monthly fee of $7,500 payable to Fjord NEPA (Greece), an entity controlled by Mr. Tsirigakis, for office space and certain general and administrative services, including but not limited to receptionist, secretarial and general office services. This agreement commenced on July 14, 2011 and will continue until the earliest to occur of: (i) the consummation of a business transaction or (ii) February 14, 2013.

Recent Accounting Pronouncements

We do not believe that the adoption of any recently issued accounting standards will have a material impact on our financial position and results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Our current directors and executive officers are as follows:

Name	Age	Position
Prokopios (Akis) Tsirigakis	56	Chairman of the Board, Co-Chief Executive Officer and President
George Syllantavos	47	Co-Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director
Nicolas Bornozis	58	Director
Alexandros Argyros	32	Director
Stylianos (Stelios) Anastopoulos	62	Director

Prokopios (Akis) Tsirigakis serves as our Chairman of the Board of Directors, President and Co-Chief Executive Officer. In November 2007 he founded, and until February 2011 was the President and Chief Executive Officer of, Star Bulk Carriers Corp. a dry-bulk shipping company listed on the Nasdaq Stock Market (Nasdaq: SBLK) that owns and manages vessels aggregating in excess of 1.2 million deadweight tons of cargo capacity. He has served as a director of Star Bulk Carriers Corp. since November 2007. From May 2005 to November 2007 he founded and served as Chairman of the Board, Chief Executive Officer and President of Star Maritime Acquisition Corp., a special purpose acquisition company that raised $189 million in December 2005, listed on the NYSE Amex, LLC (AMEX: SEA) and effected a $345 million acquisition of eight dry bulk carriers. Mr. Tsirigakis is experienced in ship ownership, ship management and new shipbuilding projects. Mr. Tsirigakis formerly served on the board of directors of Dryships Inc., a dry bulk transportation company listed on the Nasdaq Global Market (Nasdaq: DRYS). Since November 2003, he served as Managing Director of Oceanbulk Maritime S.A., a dry cargo shipping company that has operated and managed vessels. From November 1998 to November 2007, Mr. Tsirigakis served as the Managing Director of Combine Marine Inc., a company which he founded that provides ship management services to third parties. From 1991 to 1998, Mr. Tsirigakis was the Vice-President and Technical Director of Konkar Shipping Agencies S.A. of Athens, after having served as Konkar’s Technical Director from 1984 to 1991; the company at the time managed 16 dry bulk carriers, multi-purpose vessels and tanker/combination carriers. From 1982 to 1984, Mr. Tsirigakis was the Technical Manager of Konkar’s affiliate, Arkon Shipping Agencies Inc. of New York. He is a life-member of The Propeller Club of the United States, a member of the Technical Committee (CASTEC) of Intercargo, the International Association of Dry Cargo Shipowners, President of the Hellenic Technical Committee of RINA, the Italian Classification Society and member of the Technical Committees of various Classification Societies. As of September 2011, Mr. Tsirigakis serves as a non-executive director on the Board of Directors of Ocean Rig UDW, Inc. (Nasdaq: ORIG) a company owning and operating a fleet of ultra deepwater semi-submersible rigs and drillships. Mr. Tsirigakis received his Masters and B.Sc. in Naval Architecture from The University of Michigan, Ann Arbor and has seagoing experience.

George Syllantavos serves as our Co-Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director. From November 2007 to August 2011, he served as Chief Financial Officer, Secretary and director of Star Bulk Carriers Corp. a global dry bulk shipping company listed on the Nasdaq Stock Market (NASDAQ: SBLK) that owns and manages vessels aggregating in excess of 1.2 million deadweight tons of cargo capacity. Since September 2009, he has been the President, Secretary, Treasurer and sole director of BTHC X, Inc. (OTCBB: BTXI), a company exploring business combination opportunities in the Far East. From May 2005 to November 2007 he served as the Chief Financial Officer, Secretary and Director of Star Maritime Acquisition Corp., a special purpose acquisition company that raised $189 million in December 2005, listed on the NYSE Amex, LLC (AMEX: SEA) and effected a $345 million acquisition of eight dry bulk carriers. From May 1999 to December 2007, he was the President and General Manager of Vortex Ltd., an aviation consulting firm specializing in strategic analysis, fleet planning and asset management. From January 1998 to April 1999, he served as a financial advisor to Hellenic Telecommunications Organization S.A., where, on behalf of the Chief Executive Officer, he coordinated and led the company’s listing on the New York Stock Exchange (NYSE: OTE) and where he was responsible for the strategic planning and implementation of multiple acquisitions of fixed-line telecommunications companies. Mr. Syllantavos served as a financial and strategic advisor to both the Greek Ministry of Industry & Energy (from June 1995 to May 1996) and the Greek Ministry of Health (from May 1996 to January 1998), where, in 1997 and 1998, he helped structure the equivalent of a US$700 million bond issuance for the payment of outstanding debts to the suppliers of the Greek National Health System. From 1998 to 2004, he served as a member of the Investment Committee of a merchant banking firm, where he reviewed and analyzed many acquisition targets of small or medium sized privately-held manufacturing firms in the U.S. and internationally, and assisted in negotiating, structuring and implementing the acquisition of several such firms. Before that, he served for many years as an aviation consultant specializing in strategic planning and fleet asset management. Mr. Syllantavos has a B.Sc. in Industrial Engineering from Roosevelt University and an MBA in Operations Management, International Finance and Transportation Management from Northwestern University (Kellogg).

Nicolas Bornozis is a member of our Board of Directors. He has over 28 years of experience in the US and European financial and capital markets. Since 1996, he has served as the Founder and President of Capital Link, Inc., an international investor relations and advisory firm, which assists listed companies and capital markets related organizations to develop and maintain access to European and North American investors. Capital Link has a leading position in investor relations for listed shipping companies and also focuses on U.S. closed-end funds and ETFs and international companies accessing the U.S. and European markets. He also established and managed, Alexander Capital, L.P, a US broker-dealer firm, which developed securities brokerage business in North America with the Greek, Egyptian and Russian markets and sold the company at the end of 2003. From 1988 to 1995, he served as President and CEO of CCF International Finance Corp. (CCF IFC), the US broker/dealer subsidiary of Credit Commercial de France, now part of HSBC. Prior to CCF IFC, he worked at the International Department of Bankers Trust Company in New York and then at the commercial banking operation of CCF in New York where he was responsible for business development and lending to US multinationals and Wall Street firms with special focus on asset based financing — shipping and real estate. He holds an MBA from Harvard Business School (1982) and a law degree from the University of Athens (1979) in Greece with specialization in commercial and corporate law. For ten years he was a visiting lecturer on international banking and finance at the City University Business School in London, United Kingdom. He is a member of the Advisory Board of the Atlantic Bank of New York, a subsidiary of the New York Community Bank.

Alexandros Argyros is a member of our Board of Directors. Since March 2010, he has been with Axia Ventures Group where he is currently serving as a Managing Director in the Investment Banking Division. Prior to that and since early 2009, Mr. Argyros has been a director of FiliaGroup, a private equity fund focusing on investments in the Environmental and Alternative Energy sectors within Greece. From 2002 to 2009, he spent seven years with Morgan Stanley, including three years with the global industrials group in New York and London and four years with the Greek coverage team in Athens focusing mainly on transactions involving public and private companies in the Greek commercial shipping sector. He currently sits on the Board of Directors of Filia Environmental Industries S.A. and FiliaCom S.A., both private companies active in the Environmental and Alternative Energy fields. Alexandros holds a BA in Economics from Amherst College.

Stylianos (Stelios) Anastopoulos is a member of our Board of Directors. His career in shipping spans almost four decades, including positions of responsibility in both commercial merchant shipping and the Hellenic Navy. Since 2004, he has served as the Honorary Consul of The Commonwealth of the Bahamas in Greece and he pursued the interests of the Bahamas and in particular by representing The Bahamas Maritime Authority in the region. He is a member of the Board of Directors of the Imperial Hellas Insurance Brokerage Co. since 2004. From 2001 to 2004, he served as Operations Advisor to Imperial Hellas Insurance Inc, a casualty and asset insurance company. From 1999 to 2001, he served as Safety & Quality Advisor at European Navigation, a dry bulk vessel operator and from 1998 to 1999 served as Safety & Quality Supervisor at Cardiff Marine a dry bulk, crude and products vessel operator and manager of the fleet of Dryships (Nasdaq: DRYS). Prior to that, Mr. Anastopoulos had a 29-year career in the Hellenic Navy serving in various active assignments involving full operational, technical, training and executive responsibilities. He served as a Commander on submarines and surface navy ships, as well as shore based units. He exited with the rank of Rear Admiral in 1998. From 1988 to 1991, he served as the Naval Attache in the Embassy of the Hellenic Republic in Ankara, Turkey. Mr. Anastopoulos is a 1970 graduate of the Hellenic Naval Academy (First Class Honors) and a 1984 graduate of the Hellenic Naval War College.

Number and Terms of Office of Directors

Our board of directors is divided into two classes with only one class of directors being elected in each year and each class serving a two-year term. The term of office of the first class of directors, consisting of Messrs. Bornozis, Argyros and Anastopoulos, will expire at our first annual meeting of shareholders. The term of office of the second class of directors, consisting of Messrs. Tsirigakis and Syllantavos, will expire at the second annual meeting of shareholders. These individuals will play a key role in identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating our initial business transaction. Collectively, through their positions described above, our directors have extensive experience in the alternative asset management and private equity businesses.

We do not currently intend to hold an annual meeting of shareholders until after we consummate a business transaction, and thus may not be in compliance with Section 64 of the BCA. Therefore, if our shareholders want us to hold an annual meeting prior to our consummation of a business transaction, they may attempt to force us to hold one if holders of not less than 10% of the shares entitled to vote in an election of directors demand, in writing, the calling of a special meeting specifying the time thereof, which shall not be less than two (2) nor more than three (3) months from the date of such call in accordance with Section 64(3) of the BCA.

Compensation for Officers and Directors

No compensation of any kind will be paid to our officers and directors (directly or indirectly) prior to a business transaction; however, our officers and directors will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying prospective target businesses and performing due diligence on suitable business transactions. There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of the expenses by anyone other than our board of directors, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

After our business transaction, our executive officers and directors who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to shareholders, to the extent then known, in the notice furnished to our shareholders. It is unlikely, however, that the amount of such compensation will be known at the time of a shareholder meeting held to consider a business transaction, as it will be up to the directors of the post-combination business to determine executive officer and director compensation. Any compensation to be paid to our co-chief executive officers and other officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely of independent directors or by a majority of the independent directors on our board of directors, in accordance with the rules of the Nasdaq Capital Market.

Director Independence

The Nasdaq Capital Market requires that a majority of our board must be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director.

Messrs. Bornozis, Argyros and Anastopoulos are our independent directors, constituting a majority of our board. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Any affiliated transactions will be on terms no less favorable to us than could be obtained from independent parties. Any affiliated transactions must be approved by a majority of our independent and disinterested directors.

Audit Committee

We have established an audit committee of the board of directors consisting of Mr. Bornozis, as chairman, Mr. Argyros and Mr. Anastopoulos, each of whom is an independent director under the Nasdaq Capital Market’s listing standards. The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•
reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 20-F;

•	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•	discussing with management major risk assessment and risk management policies;

•	monitoring the independence of the independent auditor;

•	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•	reviewing and approving all related-party transactions;

•	inquiring and discussing with management our compliance with applicable laws and regulations;

•	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•	appointing or replacing the independent auditor;

•
determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Financial Experts on Audit Committee

The audit committee will at all times be composed exclusively of “independent directors” who are “financially literate” as defined under the Nasdaq Capital Market listing standards. The Nasdaq Capital Market listing standards define “financially literate” as being able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement.

Pursuant to the rules of the Nasdaq Capital Market, the committee is required to have at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Mr. Bornozis satisfies the Nasdaq Capital Market’s definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

Nominating Committee

We have established a nominating committee of the board of directors, which will consist of Mr. Bornozis, as chairman, Mr. Argyros and Mr. Anastopoulos, each of whom is an independent director under the Nasdaq Capital Market’s listing standards. The nominating committee is responsible for overseeing the selection of persons to be nominated to serve on our board of directors. The nominating committee considers persons identified by its members, management, shareholders, investment bankers and others.

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

•	should have demonstrated notable or significant achievements in business, education or public service;

•
should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

•	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

The Nominating Committee will consider a number of qualifications relating to management and leadership experience, background and integrity and professionalism in evaluating a person’s candidacy for membership on the board of directors. The nominating committee may require certain skills or attributes, such as financial or accounting experience, to meet specific board needs that arise from time to time and will also consider the overall experience and makeup of its members to obtain a broad and diverse mix of board members. The nominating committee does not distinguish among nominees recommended by shareholders and other persons.

Code of Ethics

We have adopted a code of ethics that applies to all of our executive officers, directors and employees. The code of ethics codifies the business and ethical principles that govern all aspects of our business.

Conflicts of Interest

As a result of Mr. Syllantavos’ affiliation with BTHC X, Inc., a publicly traded shell company with minimal assets that intends to consummate a business transaction with an operating company in the Far East, which may focus on acquiring a business in the transportation industry, but is not required to do so within any specific period of time, and Mr. Tsirigakis’ affiliation with Star Bulk Carriers, a publicly traded global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector, our officers and directors may have fiduciary obligations from time to time that may cause them to have conflicts of interest in determining to which entity they present a specific business opportunity.

Our directors and officers may have legal obligations relating to presenting business opportunities to multiple entities to the extent of a director’s and officer’s multiple affiliations. In addition, conflicts of interest may arise when our board of directors evaluates a particular business opportunity. These conflicts of interest may not be resolved in our favor.

The discretion of our officers and directors, some of whom may be officers and/or directors of other companies, in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business transaction are appropriate and in our shareholders’ best interest. Investors should be aware of the following potential conflicts of interest:

•	None of our officers and directors is required to commit his full time to our affairs and, accordingly, each may have conflicts of interest in allocating his time among various business activities.

•
In the course of their other business activities, our officers and directors may become aware of investment and business opportunities that may be appropriate for presentation to us as well as the other entities with which they are affiliated. They may have conflicting fiduciary duties in determining to which entity a particular business opportunity should be presented. Such officers and directors may become subject to conflicts of interest regarding us and other business ventures in which they may be involved.

•
Our officers and directors are now and may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

•
Our sponsors and directors own common stock and warrants which will only be transferable if a business transaction is successfully completed. Since our sponsors and directors may own securities which will become worthless if a business transaction is not consummated, the members of our board of directors that have an interest in our sponsors and the other directors may have a conflict of interest in determining whether a particular target business is appropriate to effect a business transaction.

•
Other than with respect to the business transaction, we have not adopted a policy that expressly prohibits our directors, officers, securityholders or affiliates from having a direct or indirect pecuniary interest in any investment to be acquired or disposed of by us or in any transaction to which we are a party or have an interest. Nor do we have a policy that expressly prohibits any such persons from engaging for their own account in business activities of the types conducted by us. Accordingly, such parties may have an interest in certain transactions in which we are involved, and may also compete with us.

•	Our directors and officers may purchase common stock in the open market. Our directors and officers have agreed to vote any shares of common stock acquired by them in favor of a business transaction.

•
If we were to make a deposit, down payment or fund a “no shop” provision in connection with a potential business transaction, we may have insufficient funds available outside of the trust account to pay for due diligence, legal, accounting and other expenses attendant to completing a business transaction. In such event, our initial shareholders or others may have to incur such expenses in order to proceed with the proposed business transaction. As part of any such combination, our initial shareholders or other parties may negotiate the repayment of some or all of any such expenses, without interest or other compensation, which if not agreed to by the target business’s management, could cause our management to view such potential business transaction unfavorably, thereby resulting in a conflict of interest.

•
If our management negotiates to be retained post-business transaction as a condition to any potential business transaction, their financial interests, including compensation arrangements, could influence their motivation in selecting, negotiating and structuring a transaction with a target business, and such negotiations may result in a conflict of interest. For example, management may look unfavorably upon or reject a business transaction with a potential target business whose owners refuse to retain members of our management post-business transaction.

Under the BCA, our directors have a duty of loyalty to act honestly, in good faith and with that degree of diligence, care, and skill which ordinarily prudent men would exercise under similar circumstances in like positions. In fulfilling their duty of care to us, our directors must ensure compliance with our Amended and Restated Articles of Incorporation. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached (for example, in the case where a Marshall Islands shareholder has suffered a loss which is distinct to that of the loss by a company as a result of the directors’ breach, the directors can be said to have assumed a personal obligation to the shareholder in question or alternatively on behalf of the company by way of a derivative action).

In connection with the shareholder vote required to approve any business transaction, our initial shareholders, officers and directors have agreed to vote the shares of common stock owned by them prior to our initial public offering, in favor of approving a business transaction. The initial shareholders have also agreed that if they acquire common stock following our initial public offering, they will vote such acquired shares of common stock in favor of a business transaction. In addition, with respect to shares owned by them prior to our initial public offering, they have agreed to waive their respective rights to participate in any liquidation including the liquidation of our trust account to our public shareholders, occurring upon our failure to consummate a business transaction but only with respect to those shares acquired by them prior to our initial public offering and not with respect to any common stock acquired in the open market.

While we do not intend to pursue a business transaction with any company that is affiliated with our initial shareholders, executive officers or directors, we are not prohibited from pursuing such a transaction. In the event we seek to complete a business transaction with such a company, we would obtain an opinion from an independent investment banking firm which may or may not be a member of FINRA and is reasonably acceptable to the underwriters, that such a business transaction is fair to our shareholders from a financial point of view. Such opinion would be included in our proxy statement relating to the business transaction. Although our management has not consulted with any investment banker in connection with such an opinion, it is possible that we may not be able to obtain such an opinion due to, among other factors, timing and cost issues. In considering such costs, we will need to consider the cost of procuring a fairness opinion, and we expect to seek such an opinion unless the cost is substantially in excess of what it would be otherwise. In the event that we cannot obtain an opinion, we will include appropriate explanatory disclosure in the business transaction proxy statement.

Each of our officers and directors has, or may come to have, to a certain degree, other fiduciary obligations. Each of our officers and directors may have fiduciary obligations to those companies on whose board of directors they currently sit or may sit in the future. To the extent that they identify business opportunities that may be suitable for any of these other companies, they may have competing fiduciary obligations. Accordingly, they may not present opportunities to us that otherwise may be attractive to us unless these other companies and any successors to such entities has declined to accept such opportunities.

In order to minimize potential conflicts of interest which may arise from multiple corporate affiliations, each of our initial shareholders and or officers and directors has agreed, pursuant to letter agreements with our company and the underwriters, that until the earlier of a business transaction, our liquidation (or, in the case of our officers and directors, until such time as he ceases to be an officer or director), to present to us for our consideration, prior to presentation to any other entity, any business opportunity which may reasonably be required to be presented to us under Marshall Islands law, taking into account any pre-existing fiduciary obligations they might have. This agreement is intended to be enforceable by our company through the board of directors, but not by shareholders directly.

Below is a table summarizing the companies to which our officers and directors owe fiduciary obligations, all of which would have to: (i) be presented appropriate potential business transaction targets by our officers and directors and (ii) reject the opportunity to acquire such potential target businesses prior to their presentation of such target businesses to us:

Individual	Entity	Affiliation
Prokopios (Akis) Tsirigakis	Star Bulk Carriers Corp. Ocean Rig UDW, Inc.	Director Director
George Syllantavos	BTHC X, Inc.	President, Chief Executive Officer and Director
Nicolas Bornozis	Capital Link, Inc.	President
Alexandros Argyros	Axia Ventures Group	Managing Director
	FiliaGroup	Director
Stylianos Anastopoulos	Imperial Hellas Insurance Brokerage Co.	Director

While we do not currently believe that any conflict will arise between us and the entities mentioned above which are affiliated with our officers and directors, because our officers and directors have pre-existing relationships with these entities, it is likely that any such conflicts would be resolved in favor of those companies.

Although it may be beneficial to us that the members of our management team know each other and work together, these previous and/or existing relationships may influence the roles taken by our officers and directors with respect to us. For example, one of our directors or officers may be less likely to object to a course of action with respect to our activities because it may jeopardize their relationships in another enterprise. Therefore, such persons may not protect our interests as strenuously as would persons who had no previous relationship with each other.

Neither we nor the members of our management team or board of directors has established any procedures or the criteria to evaluate contacts or discussions related to potential target businesses if such potential target businesses created a conflict of interest situation.

In the event we are required to submit our initial business transaction to our public shareholders for a vote, our sponsors and directors have agreed to vote any shares of common stock held by them in favor of our initial business transaction. Unlike other blank check companies, there are no requirements that our sponsors and directors to vote with the majority of public shares entitled to vote. In addition, our sponsors and directors have agreed to waive their respective rights to participate in any liquidation distribution with respect to their initial shares. If our sponsors or any of our officers or directors purchase common stock in the open market, however, all such holders would be entitled to participate in any liquidation distribution in respect of such common stock but have agreed not to redeem such shares in connection with the consummation of a business transaction.

Neither we nor our officers or directors have established any procedures or criteria to evaluate contacts or discussions related to potential target businesses if such potential target businesses created a conflict of interest situation.

Although no salary or other compensation will be paid to our officers and directors prior a business transaction, they will receive reimbursement for out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business transactions. There is no specified limit on the amount of these out-of-pocket expenses. Although we believe that all actions taken by our directors on our behalf will be in our best interests, we cannot assure you that this will be the case.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 6,000,000 shares of our common stock outstanding as of January 31, 2012, based on information obtained from the persons named below, with respect to the beneficial ownership of our ordinary shares by:

•	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;
•	each of our officers and directors; and

•	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owners(1)	Amount and nature of beneficial ownership	Percentage of outstanding ordinary shares (9)
Astra Maritime Inc. (2)	472,400	7.9%
Orca Marine Corp. (2)	472,400	7.9%
Prokopios (Akis) Tsirigakis (2) (3)	640,400	10.7%
George Syllantavos (2) (3)	640,400	10.7%
Fjord Management S.A. (3)	168,000	2.8%
Nicolas Bornozis	56,000	*
Alexandros Argyros	15,600	*
Stylianos Anastopoulos	15,600	*
Bulldog Investors (4)	541,200	9.0%
Pine River Capital Management L.P.(5)	594,000	9.9%
Polar Securities Inc. (6)	400,000	6.7%
Hudson Bay Master Fund Ltd. (7)	594,000	9.9%
AQR Capital Management, LLC (8)	931,200	15.1%
All directors and officers as a group (5 persons) (2)	1,200,000	20.0%

(1) Unless otherwise indicated, the business address of each of the shareholders is c/o 90 Kifissias Avenue, Maroussi 15125, Athens, Greece.

(2) Mr. Tsirigakis is the sole shareholder of Astra Maritime Inc. and Mr. Syllantavos is the sole shareholder of Orca Marine Corp. As a result, Mr. Tsirigakis may be deemed to be beneficial owners of any shares deemed to be beneficially owned by Astra Maritime Inc., and Mr. Syllantavos may be deemed to be beneficial owners of any shares deemed to be beneficially owned by Orca Marine Corp.

(3) Mr. Tsirigakis and Mr. Syllantavos each own 50% of Fjord Management S.A. As a result, they may each be deemed to be beneficial owners of all of the shares deemed to be beneficially owned by Fjord Management S.A. Each of Messrs. Tsirigakis and Syllantavos disclaim beneficial ownership of any shares of Fjord Management S.A. in which he does not have a pecuniary interest.

(4) Based on information contained in a Schedule 13G filed by the following persons on July 25, 2011, Phillip Goldstein and Andrew Dakos are principals of Bulldog Investors.  Bulldog Investors has the sole voting and dispositive power with respect to these shares.  The address of Bulldog Investors is Park 80 West, 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663.

(5) Based on information contained in a Schedule 13G filed by the following persons on July 25, 2011, Brian Taylor, Pine River Master Fund Ltd. and Pine River Capital Management L.P. share voting and dispositive power with respect to these shares. The address for each of them is 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305.

(6) Based on information contained in a Schedule 13G filed by the following persons on July 25, 2011, Polar Securities Inc. and North Pole Capital Master Fund share voting and dispositive power with respect to these shares. The address for each of them is 372 Bay Street, 21st floor, Toronto, Ontario M5H 2W9, Canada.

(7) Based on information contained in a Schedule 13G filed by the following persons on July 26, 2011, Hudson Bay Master Fund Ltd., Hudson Bay Capital Management, L.P. (the “Investment Manager”) and Mr. Sander Gerber share voting and dispositive power with respect to these shares. The address of the principal business office of each of the Investment Manager and Mr. Gerber is 120 Broadway, 40th Floor, New York, NY 10271. The address of the principal business office of Hudson Bay Master Fund Ltd. is Walkers SPV Limited, Walker House, PO Box 908GT, Mary Street, Georgetown, Grand Cayman, Cayman Islands.

(8) Based on information contained in a Schedule 13G filed by the following person on August 5, 2011, AQR Capital Management, LLC serves as the investment manager to the AQR Diversified Arbitrage Fund, an open-end registered investment company, which holds 777,600 of the shares reported in the Schedule 13G.  AQR Capital Management, LLC has shared voting and dispositive power with respect to these shares. The address of such reporting person is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

Our initial shareholders purchased an aggregate of 3,108,000 insider warrants prior to the consummation of our initial public offering at the price of $0.75 per warrant for a purchase price of $2,331,000 in a private placement which was consummated in connection with our initial public offering. The purchase price of the insider warrants were added to the proceeds from the initial public offering held in the trust account. The insider warrants are identical to those warrants sold in this offering except that if held by our initial shareholders or their permitted assigns, these warrants (i) may be exercised for cash or on a cashless basis and (ii) are not subject to redemption. Our initial shareholders have agreed not to sell or otherwise transfer any of the insider warrants until the date that is 30 days after the date we complete our initial business transaction; provided, however that the transfers can be made to permitted transferees who agree in writing to be bound by such transfer restrictions.

Lockup of Initial Shares and Insider Warrants by our Directors and Affiliates

All of the shares of common stock outstanding prior to our initial public offering are subject to lockup provisions and may not be transferred, sold or assigned, until: (i) one year after the completion of our initial business transaction or (ii) the date on which we consummate a liquidation, share exchange, change of control transaction, share reconstruction and amalgamation or contractual control arrangement or engage in any other similar business transaction. Notwithstanding the foregoing, if the last sales price of our stock equals or exceeds $11.50 for any 20 trading days within any 30-trading day period during the lockup period, 50% of such shares will be released from lockup and, if the last sales price of our stock equals or exceeds $13.00 for any 20 trading days within any 30-trading day period during the lockup period, the remaining 50% of such shares shall be released from lockup. Notwithstanding the ability of our directors and their affiliates to transfer, assign or sell their earnout shares upon meeting the foregoing performance targets, they have agreed not to transfer, assign or sell their earnout shares before they are earned.

During the lockup period, our directors and their affiliates will not be able to sell or transfer such securities except to permitted transferees (i.e. immediate family members of the holder and trusts established by the holder for estate planning purposes, to shareholders of the sponsors, by virtue of the laws of descent and distribution or pursuant to a domestic relations order) who agree in writing to be bound to the transfer restrictions, agree to vote in favor of our initial business transaction in the event we seek shareholder approval in connection with our initial business transaction and waive any rights to participate in any liquidation distribution if we fail to consummate an initial business transaction. Our directors and their affiliates will retain all other rights as a shareholder, including, without limitation, the right to vote such initial shares and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be subject to the lockup and will be released pro rata, in accordance with the initial shares.

Our initial shareholders have agreed not to sell or otherwise transfer any of the insider warrants until the date that is 30 days after the date we complete our initial business transaction; provided, however that the transfers can be made to permitted transferees who agree in writing to be bound by such transfer restrictions.

If we are unable to effect a business transaction, our directors and their affiliates will not receive any portion of the redemption proceeds with respect to shares of common stock owned by them prior to this offering.

B.  Related Party Transactions

Our directors and their affiliates currently own 1,200,000 shares of common stock (net of 180,000 shares which were forfeited as a result of the underwriters’ not exercising their over-allotment option), after taking into account our initial issuance of 500 shares of common stock to our sponsors in a private placement on November 1, 2010 for an aggregate of $25,000 and a subsequent forward stock split of 3,450 shares for each outstanding share of common stock on November 22, 2010 (and after giving effect to the 0.8-for-1 reverse split in July 2011). On April 5, 2011, the sponsors transferred a total of 293,480 shares of their common stock (146,740 shares by each sponsor) to Fjord Management S.A., an entity owned jointly by Mr. Tsirigakis and Mr. Syllantavos (193,200 shares), Nicolas Bornozis (64,400 shares), Alexandros Argyros (17,940 shares) and Stylianos Anastopoulos (17,940 shares). In addition, our initial shareholders’ earnout shares (equal to 5.0% of our issued and outstanding shares) will be subject to forfeiture by such shareholders as follows: (i) 2.5% of our issued and outstanding shares will be subject to forfeiture in the event the last sales price of our stock does not equal or exceed $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 36 months following the closing of our initial business transaction and (ii) 2.5% of our issued and outstanding shares will be subject to forfeiture in the event the last sales price of our stock does not equal or exceed $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 36 months following the closing of our initial business transaction. The initial shares are subject to lockup restrictions described in “Major Shareholders” above.

Our initial shareholders purchased an aggregate of 3,108,000 warrants, or insider warrants, at the price of $0.75 per warrant for a purchase price of $2,331,000 in a private placement completed in connection with the consummation of the initial public offering. The purchase price of the insider warrants was added to the proceeds from our initial public offering and was deposited in the trust account pending our completion of an initial business transaction. The insider warrants are identical to those warrants sold in our initial public offering except that if held by our initial shareholders or their permitted assigns, these warrants (i) may be exercised for cash or on a cashless basis and (ii) are not subject to redemption. In addition, the insider warrants (including the underlying shares of common stock) will be subject to lockup provisions until one day following the consummation of our initial business transaction. If we do not complete an initial business transaction, the $2,331,000 purchase price of the insider warrants will be included as a part of the redemption amount payable to our public shareholders prior to any voluntary winding up as such amounts will be held in our trust account and the insider warrants will expire worthless.

Prior to the consummation of our initial public offering, Akis Tsirigakis and George Syllantavos, our co-chief executive officers, had loaned us $238,145 which was used to pay a portion of the expenses of our initial public offering including: SEC filing fees, FINRA filing fees, Nasdaq Capital Market initial listing fees and legal and audit fees and expenses. These loans were payable without interest upon the earlier of November 30, 2011 or upon the closing of our initial public offering. The loans were repaid in July 2011.

We have agreed to pay to Fjord NEPA (Greece), an entity controlled by Mr. Tsirigakis, $7,500 per month for office space and certain general and administrative services, including but not limited to receptionist, secretarial and general office services. This agreement commenced on July 14, 2011 and will continue until the earliest to occur of: (i) the consummation of a business transaction or (ii) February 14, 2013.

Messrs. Tsirigakis and Syllantavos have agreed that they will be liable to us, jointly and severally, if and to the extent any claims by a vendor for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement reduce the amounts in the trust account to below $10.10 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account. In the event that an executed waiver is deemed to be unenforceable against a third party, Messrs. Tsirigakis and Syllantavos will not be responsible to the extent of any liability for such third party claims.

In addition, in the event we are forced to liquidate pursuant to our amended articles of incorporation and do not have sufficient funds from our remaining assets outside of the trust account (which may include up to 100% of the interest earned on the proceeds placed in trust), Messrs. Tsirigakis and Syllantavos have agreed to advance us the funds necessary to pay any and all costs involved or associated with the process of liquidation and the return of the funds in the trust account to our public shareholders (currently anticipated to be no more than approximately $20,000) and have agreed not to seek repayment for such expenses.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

The shares of common stock and warrants of the Company are listed on the Nasdaq Capital Market under the symbols NMAR and NMARW, respectively.

D. Selling Shareholders

Not applicable.

 E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

The Company is authorized issue 200,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 preferred shares, $0.0001 par value per share. As of October 31, 2011, there were 6,000,000shares of common stock outstanding.  There were also 7,908,000 warrants outstanding, each to purchase one share of common stock. In addition, there was one unit purchase option outstanding to purchase 150,000 units (comprised of one share of common stock and one warrant) at an exercise price of $11.00 per unit.

B. Memorandum and Articles of Association

The description of our Second Amended and Restated Articles of Incorporation is contained in our Registration Statement on Form F-1, as amended (File No. 333-174634), filed with the Commission, which is incorporated herein by reference.

 C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this Annual Report on Form 20-F which are incorporated herein by reference.

D. Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Republic of the Marshall Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares of common stock.

E. Taxation

Marshall Islands Taxation

The following are the material Marshall Islands tax consequences of our activities to us and to our shareholders and warrant holders of investing in our common stock and warrants. We are incorporated in the Marshall Islands. Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by us to our shareholders or proceeds from the disposition of our common stock and warrants, provided such shareholders or warrant holders, as the case may be, are not residents in the Marshall Islands. There is no tax treaty between the United States and the Republic of the Marshall Islands.

United States Federal Income Taxation

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to beneficial owners of our shares of common stock or warrants and for U.S. federal income tax purposes, the holder is:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•
a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a person is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, it will be considered a “Non-U.S. Holder” for purposes of this discussion. The U.S. federal income tax consequences applicable to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a person’s decision to purchase our common stock and warrants. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances, and this discussion addresses only persons that acquire our shares of common stock and warrants upon their original issuance. In particular, this discussion considers only holders that will own our units, shares of common stock and warrants as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

•	financial institutions or “financial services entities”;

•	broker-dealers;

•	taxpayers who have elected mark-to-market accounting;

•	tax-exempt entities;

•	insurance companies;

•	regulated investment companies;

•	expatriates or former long-term residents of the United States;

•	persons that actually or constructively own 5% or more of our shares of common stock;

•	persons that hold our units, shares of common stock or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

•	persons whose functional currency is not the U.S. dollar.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold our shares of common stock and warrants through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of our units, shares of common stock and warrants, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership.

We have not sought, and will not seek, a ruling from the Internal Revenue Service (“IRS”) as to any U.S. federal income tax consequence described below. The IRS may disagree with the description herein, and its determination may be upheld by a court.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR INVESTOR MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR UNITS, SHARES OF COMMON STOCK AND WARRANTS, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS.

Allocation of Purchase Price Among Common Stock and Warrants

The discussion under this subheading applies to shareholders who purchased units in our initial public offering:

Each unit should be treated for U.S. federal income tax purposes as an investment unit consisting of the common stock and warrants underlying such units. For U.S. federal income tax purposes, each holder of a unit generally must allocate the purchase price of a unit among the common stock and warrants that comprise the unit based on the relative fair market values of each at the time of issuance. The price allocated to each share of common stock and each warrant (regardless of class) generally will be the U.S. Holder’s tax basis in such share or warrant, as the case may be.

Each U.S. Holder is advised to consult such holder’s own tax advisor with respect to the risks associated with an allocation of the purchase price among the common stock and the warrants that comprise a unit. We do not intend to provide any allocation of the purchase price among the common stock and warrant that comprise a unit. This discussion assumes that the characterization of the units described above is respected for U.S. federal income tax purposes.

U.S. Holders

Tax Reporting

U.S. Holders will be required to file an IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) to report a transfer of cash or other property to us. Substantial penalties may be imposed on a U.S. Holder that fails to comply with this reporting requirement. Each U.S. Holder is urged to consult with its own tax advisor regarding this reporting obligation.

Taxation of Distributions Paid on Common Stock

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder will be required to include in gross income as ordinary income the amount of any dividend paid on our shares of common stock. A distribution on our common stock will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Distributions in excess of such earnings and profits will be applied against and reduce the U.S. Holder’s basis in its shares of common stock and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such shares of common stock.

With respect to non-corporate U.S. Holders for taxable years beginning before January 1, 2013, dividends will be taxed at the lower applicable long-term capital gains rate (see “— Taxation on the Disposition of Shares of Common Stock and Warrants” below) only if our shares of common stock are readily tradable on an established securities market in the United States and certain other requirements are met. Under recently published IRS authority, shares of common stock are considered to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, including the Nasdaq Capital Market. U.S. Holders are advised consult their own tax advisors regarding the availability of the lower rate for any dividends paid with respect to our common stock.

Possible Constructive Distributions

The terms of each warrant provide for an adjustment to the number of shares of common stock for which the warrant may be exercised or to the exercise price of the warrant in certain events. An adjustment which has the effect of preventing dilution generally is not taxable. However, the U.S. Holders of the warrants would be treated as receiving a constructive distribution from us if, for example, the adjustment increases the warrant holders’ proportionate interest in our assets or earnings and profits (e.g., through an increase in the number of shares of common stock that would be obtained upon exercise) as a result of a distribution of cash to the holders of our common stock which is taxable to the U.S. Holders of such common stock as described under “— Taxation of Distributions Paid on Common Stock” above. Such constructive distribution would be subject to tax as described under that section in the same manner as if the U.S. Holders of the warrants received a cash distribution from us equal to the fair market value of such increased interest.

Taxation on the Disposition Shares of Common Stock and Warrants

Upon a sale or other taxable disposition of our shares of common stock or warrants, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the applicable securities. See “— Exercise or Lapse of a Warrant” below for a discussion regarding a U.S. Holder’s basis in the shares of common stock acquired pursuant to the exercise of a warrant.

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at a maximum rate of 15% for taxable years beginning before January 1, 2013. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the shares of common stock or warrants exceeds one year. The deductibility of capital losses is subject to various limitations that are not described herein because a discussion of such limitations depends on each U.S. Holder’s particular facts and circumstances. U.S. Holders who recognize losses with respect to a disposition of our units, common stock or warrants should consult their own tax advisors regarding the tax treatment of such losses.

Redemption of Common Stock

If a U.S. Holder redeems our common stock for the right to receive cash pursuant to the exercise of a shareholder redemption right, for U.S. federal income tax purposes such redemption is governed by Section 302 of the Code, which classifies such redemption either as a sale or exchange of such stock, on the one hand, or as a distribution with respect to such stock, on the other hand. Under Section 302 of the Code, the redemption of common stock will be treated as a sale or exchange of the common stock (rather than as a distribution) if the receipt of cash upon the redemption (i) results in a “complete termination” of such holder’s interest in us, (ii) is “substantially disproportionate” with respect to a U.S. Holder or (iii) is “not essentially equivalent to a dividend” with respect to such holder. If the redemption satisfies any of the three tests, then the tax treatment of such redemption will be as described under “— Taxation on the Disposition of Shares of Common Stock and Warrants” above. If none of these tests are satisfied, then the redemption will be treated as a distribution, and the tax effects will be as described under “— Taxation of Distributions Paid on Common Stock,” above.

A redemption will result in a complete termination of a U.S. Holder’s interest if either (i) all of the common stock actually and constructively owned by such U.S. Holder are redeemed or (ii) all of the common stock actually owned by such U.S. Holder are redeemed and such holder is eligible to waive, and effectively waives, in accordance with specific rules, the attribution of our stock owned by family members and such holder does not constructively own any other shares of our stock. A redemption is considered “substantially disproportionate” if the percentage of our outstanding voting shares actually and constructively owned by a U.S. Holder immediately following the redemption of our common stock is less than 80% of the percentage of our outstanding voting shares actually and constructively owned by such holder immediately before the redemption. The redemption of the common stock will not be essentially equivalent to a dividend if such redemption results in a “meaningful reduction” of a U.S. Holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority shareholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.”

In determining whether any of the foregoing tests are satisfied, a U.S. Holder must take into account not only our common stock actually owned by such holder, but also shares of common stock that are constructively owned by such holder. A U.S. Holder may constructively own, in addition to our common stock owned directly, common stock owned by related individuals and entities in which such holder has an interest or that have an interest in such holder, as well as any common stock such holder has a right to acquire by exercise of an option, which would generally include common stock which could be acquired pursuant to the exercise of the warrants.

The foregoing discussion of the Section 302 tests is general in nature and additional requirements may exist with respect to certain taxpayers. U.S. Holders should consult with their own tax advisors as to the tax consequences of an exercise of the redemption right.

Exercise or Lapse of a Warrant

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will not recognize gain or loss upon the exercise of a warrant. Shares of common stock acquired pursuant to the exercise of a warrant for cash generally will have a tax basis equal to the U.S. Holder’s tax basis in the warrant, increased by the amount paid to exercise the warrant. The holding period of such shares of common stock generally would begin on the day after the date of exercise of the warrant. If the terms of a warrant provide for any adjustment to the number of shares of shares of common stock for which the warrant may be exercised or to the exercise price of the warrants, such adjustment may, under certain circumstances, result in constructive distributions that could be taxable to the U.S. Holder of the warrants. Conversely, the absence of an appropriate adjustment similarly may result in a constructive distribution that could be taxable to the U.S. Holders of the warrants. See “— Possible Constructive Distributions,” above. If a warrant is allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the warrant. U.S. Holders who exercise a warrant other than by paying the exercise price in cash should consult their own tax advisors regarding the tax treatment of such an exercise, which may vary from that described above.

Additional Taxes After 2012

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, dividends on, and capital gains from the sale or other taxable disposition of, our securities, subject to certain limitations and exceptions. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of our securities.

Passive Foreign Investment Company Rules

A foreign corporation such as ours will be a passive foreign investment company, or PFIC, if at least 75% of its gross income in a taxable year, including its pro rata share of the gross income of any company in which it is considered to own at least 25% of the shares by value, is passive income. Alternatively, a foreign corporation will be a PFIC if at least 50% of its assets in a taxable year, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any company in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents, royalties, and gains from the disposition of passive assets.

Because we are a blank check company, with no current active business, we believe that it is likely that we will meet the PFIC asset or income test for the current taxable year. However, pursuant to a start-up exception, a corporation will not be a PFIC for the first taxable year the corporation has gross income, if: (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. The applicability of the start-up exception to us will not be known until after the close of our current taxable year. Also, after acquisition of a company or assets in a business transaction, we may still meet one of the PFIC tests depending on the timing of the acquisition and the amount of our passive income and assets and the passive income and assets of the acquired business. If the company that we acquire in a business transaction is a PFIC, then we will likely not qualify for the start-up exception and will be a PFIC for the current taxable year. Our actual PFIC status for any taxable year will not be determinable until after the end of the taxable year, and accordingly there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder held our shares of common stock or warrants, and the U.S. Holder of our common stock (but not our warrants) did not make a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our shares of common stock or a mark-to-market election for our shares of common stock, as described below, such holder will be subject to special rules with respect to:

•	any gain recognized by the U.S. Holder on the sale or other taxable disposition of its shares of common stock or warrants; and

•
any excess distribution made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the applicable securities during the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the applicable securities).

Under these rules,

•	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares of common stock or warrants;

•	the amount allocated to the taxable year in which the U.S. Holder recognized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

In general, a U.S. Holder may avoid the PFIC tax consequences described above in respect of our common stock acquired as part of a unit in our initial public offering by making a timely QEF election to include in income its pro rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

A U.S. Holder may not make a QEF election with respect to its warrants. As a result, if a U.S. Holder sells or otherwise disposes of a warrant (other than upon exercise of a warrant), any gain recognized generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above, if we were a PFIC at any time during the period the U.S. Holder held the warrants. If a U.S. Holder that exercises such warrants properly makes a QEF election with respect to the newly acquired shares of common stock (or has previously made a QEF election with respect to our shares of common stock), the QEF election will apply to the newly acquired shares of common stock, but the adverse tax consequences relating to PFIC shares will continue to apply with respect to such shares of common stock (which generally will be deemed to have a holding period for the purposes of the PFIC rules that includes the period the U.S. Holder held the warrants), unless the U.S. Holder makes a purging election. The purging election creates a deemed sale of such shares at their fair market value. The gain recognized by reason of the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will have a new basis and holding period in the shares of common stock acquired upon the exercise of the warrants for purposes of the PFIC rules.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching an appropriately completed IRS Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the tax year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a retroactive QEF election under their particular circumstances.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive a PFIC annual information statement from us. If we determine we are a PFIC for any taxable year, we will endeavor to provide to the U.S. Holder such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has elected the application of the QEF rules to our common stock, and the special tax and interest charge rules do not apply to such shares (because of a timely QEF election for the first tax year of the U.S. Holder’s holding period for our common stock or a purge of the PFIC taint pursuant to a purging election), any gain recognized on the appreciation of our common stock generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, a U.S. Holder that has made a QEF election is currently taxed on its pro rata share of our earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally will not be taxable as a dividend. The tax basis of a U.S. Holder’s shares will be increased by amounts that are included in income pursuant to the QEF election, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning shares in a PFIC with except to which a QEF election was made.

Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC will generally apply for subsequent years to a U.S. Holder who held shares of common stock while we were a PFIC, whether or not we meet the test for PFIC status in those years. A U.S. Holder who makes the QEF election discussed above for our first tax year in which the U.S. Holder holds (or is deemed to hold) our shares of common stock and for which we are determined to be a PFIC, however, will not be subject to the PFIC tax and interest charge rules (or the denial of basis step-up at death) discussed above in respect to such shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such shares for the tax years in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our tax years in which we are a PFIC and the U.S. Holder holds (or is deemed to hold) our shares of common stock, the PFIC rules discussed above will continue to apply to such shares unless the holder makes a purging election and pays the tax and interest charge with respect to the gain inherent in such shares attributable to the pre-QEF election period.

Alternatively, if a U.S. Holder owns shares of common stock in a PFIC that is treated as marketable stock, the U.S. Holder may make a mark-to-market election. If the U.S. Holder makes a valid mark-to-market election, such holder generally will not be subject to the PFIC rules described above in respect to its shares of common stock. Instead, in general, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its shares of common stock at the end of its taxable year over the adjusted basis in its shares of common stock. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its shares of common stock over the fair market value of its shares of common stock at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its shares of common stock will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the common stock will be treated as ordinary income. Currently, a mark-to-market election may not be made with respect to warrants.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission or on the Nasdaq Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Since our shares of common stock are listed and traded on the Nasdaq Capital Market, they will likely qualify as marketable stock for purposes of this election. However, there can be no assurance that our common stock will be “regularly traded” for purposes of the mark-to-market election. U.S. Holders are advised to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our shares of common stock under their particular circumstances.

If we are a PFIC and, at any time, have a non-U.S. subsidiary (including for these purposes any foreign subsidiary we form in connection with a proposed business transaction) that is classified as a PFIC, U.S. Holders generally would be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, the lower-tier PFIC. We will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC. In addition, we may not hold a controlling interest in any such lower-tier PFIC and thus there can be no assurance we will be able to cause the lower-tier PFIC to provide the required information. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

If a U.S. Holder owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, such holder will have to file an IRS Form 8621 in any such taxable year in which such holder (1) recognizes gain on a direct or indirect disposition of such PFIC’s stock, (2) receives direct or indirect distributions from such PFIC or (3) is making a QEF election with respect to such PFIC’s stock.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of our shares of common stock and warrants are advised to consult their own tax advisors concerning the application of the PFIC rules to their acquisition, ownership and disposition of our common stock and warrants under their particular circumstances.

Non-U.S. Holders

Dividends paid to a Non-U.S. Holder in respect to its common stock generally will not be subject to U.S. federal income tax, unless the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base that such holder maintains in the United States).

In addition, a Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain attributable to a sale or other disposition of our shares of common stock or warrants unless such gain is effectively connected with its conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such holder maintains in the United States) or the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale or other disposition and certain other conditions are met (in which case, such gain from United States sources generally is subject to tax at a 30% rate or a lower applicable tax treaty rate).

            Dividends and gains that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base in the United States) generally will be subject to tax in the same manner as for a U.S. Holder and, in the case of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes, may also be subject to an additional branch profits tax at a 30% rate or a lower applicable tax treaty rate.

Backup Withholding and Information Reporting

In general, information reporting for U.S. federal income tax purposes will apply to distributions made on our shares of common stock within the United States to a non-corporate U.S. Holder and to the proceeds from sales and other dispositions of our shares of common stock or warrants to or through a U.S. office of a broker by a non-corporate U.S. Holder. Payments made (and sales and other dispositions effected at an office) outside the United States will be subject to information reporting in limited circumstances.

In addition, backup withholding of United States federal income tax, currently at a rate of 28%, generally will apply to dividends paid on our shares of common stock to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a non-corporate U.S. Holder, in each case who:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that backup withholding is required; or

•	fails to comply with applicable certification requirements.

A Non-U.S. Holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

We will withhold all taxes required to be withheld by law from any amounts otherwise payable to any holder of our securities, including tax withholding required by the backup withholding rules. Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS.

F. Dividends and Paying Agents

The Company has no current plans to pay dividends.  The Company does not currently have a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

The Company files annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The net proceeds of our initial public offering, including amounts in the trust account, were invested in U.S. government treasury bills with a maturity of 180 days or less or in money market funds investing solely in U.S. government treasury bills and meeting the conditions under Rule 2a-7 promulgated under the Investment Company Act. Due to the short-term nature of these investments, we do not believe we have a material exposure to interest rate risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of security holders have not been materially changed.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures are controls and other procedures that are designed to ensure that the information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is accumulated and communicated to our management, including our Co-Chief Executive Officers and Chief Financial Officer, to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, our Co-Chief Executive Officers and Chief Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures as of October 31, 2011. Based upon their evaluation, our Co-Chief Executive Officers and Chief Financial Officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective.

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

ITEM 16. [RESERVED]

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

Pursuant to the rules of the Nasdaq Capital Market, the committee is required to have at least one member who has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background that results in the individual’s financial sophistication. The board of directors has determined that Mr. Bornozis is independent, satisfies the Nasdaq Capital Market’s definition of financial sophistication and also qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

ITEM 16B. CODE OF ETHICS

In July 2011, our board of directors adopted a code of ethics for senior executive and financial officers. A copy of the code of ethics is filed as an exhibit to this Annual Report.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Since November 1, 2010 (inception), the Company’s principal independent registered public accounting firm has been Withum Smith+Brown, PC.

The following table represents the aggregate fees for service rendered by Withum Smith+Brown, PC for the period from November 1, 2010 to October 31, 2011.

	October 31, 2011
Audit Fees	$57,000	(1)
Audit-Related Fees	11,000
Tax Fees	-
All Other Fees	-
Total fees	$68,000

(1) Includes audit fees of $37,000 in connection with the Company’s initial public offering in July 2011.

Consistent with SEC policies and guidelines regarding audit independence, the Audit Committee is responsible for the pre-approval of all audit and permissible non-audit services provided by our principal independent accounting firm on a case-by-case basis. Our Audit Committee has established a policy regarding approval of all audit and permissible non-audit services provided by our principal independent accountants. Our Audit Committee pre-approves these services by category and service. Our Audit Committee has preapproved all of the services provided by our principal independent accountants in 2011.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of the Company are included in this Annual Report beginning on page F-1, which are incorporated herein by reference.

ITEM 19. EXHIBITS
EXHIBIT INDEX

Exhibit No.	Description

1.1	Second Amended and Restated Articles of Incorporation (1)
1.2	Certificate of Correction
1.3	Bylaws (2)
4.1	Underwriting Agreement, dated July 14, 2011, by and between Nautilus Marine Acquisition Corporation and Maxim Group LLC, as representative of the underwriters (1)
4.2	Warrant Agreement, dated July 14, 2011, by and between Nautilus Marine Acquisition Corporation and American Stock Transfer & Trust Company (1)
4.3	Investment Management Trust Agreement, dated July 14, 2011, by and between Nautilus Marine Acquisition Corporation and American Stock Transfer & Trust Company (1)
4.4	Registration Rights Agreement, dated July 14, 2011, by and among Nautilus Marine Acquisition Corporation and the securityholders named therein (1)
4.5	Letter Agreement, dated as July 14, 2011, among the Company, Nautilus Marine Acquisition Corporation and each of the directors and officers of the Registrant (1)
4.6	Warrant Subscription Agreement, dated May 15, 2011 (2)
4.7	Amendment No. 1 to Warrant Subscription Agreement, dated June 15, 2011 (2)
4.8	Amendment No. 2 to the Warrant Subscription Agreement, dated July 14, 2011 (1)
4.9	Administrative Services Agreement between the Registrant and Fjord NEPA (Greece) (2)
4.10	Form of Indemnity Agreement by and between the Registrant and each of the directors and officers of the Registrant (2)
4.11	Form of Unit Purchase Option dated July 20, 2011 granted to the underwriters (2)
11.1	Code of Conduct and Ethics (2)
12.1	Certification of Co-Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2	Certification of Co-Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Financial Statements for the period ending October 31, 2011
101	Interactive Data File

(1) Incorporated by reference to the registrant’s current report on Form 6-K filed on July 20, 2011.
(2) Incorporated by reference to the registrant’s registration statement on Form F-1, initially filed on June 1, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this report on its behalf.

NAUTILUS MARINE ACQUISITION CORP.

February 16, 2012	By:
/s/ George Syllantavos
George Syllantavos
Chief Financial Officer