Form 20-F
period 2012-10-31
Nautilus Marine Acquisition Corp
filed 2013-02-04
CIK 1507154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended October 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒    No ☐

NAUTILUS MARINE ACQUISITION CORP.

INTRODUCTION AND RECENT DEVELOPMENTS

Unless otherwise indicated and except where the context otherwise requires,

●	all dollar amounts in are in U.S. dollars unless otherwise indicated;

●	references to “we,” “us,” “our,” “our company” or “Nautilus” are to Nautilus Marine Acquisition Corp., a company organized under the laws of the Republic of the Marshall Islands;

●	references to the “Acquisition” refer to the acquisition of Assetplus pursuant to the Share Purchase Agreement;

●	references to “BCA” means the Business Corporation Act of the Republic of Marshall Islands;

●	references to the “Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;

●	references to a “FPI” or “FPI status” are references to a foreign private issuer as defined by and determined pursuant to Rule 3b-4 of the Exchange Act;

●
references to “initial business transaction” and to “business transaction” are to our initial acquisition, share exchange, share reconstruction and amalgamation or contractual control arrangement with, or purchase of, all or substantially all of the assets of, or engaging in any other similar business transaction with, an unidentified operating business or assets;

●	references to our “initial public offering” or “IPO” are to our initial public offering which was consummated on July 20, 2011;

●
references to “initial shares” or “insider shares” are to the 1,200,000 shares of common stock (net of 180,000 shares of common stock which were forfeited on August 15, 2011 since the underwriter’s over-allotment option was not exercised) owned by our directors and their affiliates, which were purchased in a private placement prior to our initial public offering;

●
references to “insiders” refer to each of (i) Astra Maritime Inc. (“Astra”) and (ii) Orca Marine Corp. (“Orca”), which are owned by Prokopios (Akis) Tsirigakis, our Chairman of the Board, Co-Chief Executive Officer and President, and George Syllantavos, our Co-Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director, respectively, (iii) Fjord Management S.A. (“Fjord”), which is jointly owned in equal parts by Messrs. Tsirigakis and Syllantavos, respectively, and (iv)our initial shareholders;

●
references to “insider warrants” are to the warrants to purchase an aggregate 3,108,000 shares of common stock for the purchase price of $2,331,000, in a private placement that occurred prior to the consummation of our initial public offering;

●	references to “offer to purchase” are to the offer to purchase, as filed with the SEC and as amended and/or restated from time to time, being used by us in connection with the Tender Offer;

●	references to a “prospectus” or the “IPO prospectus” are to our initial public offering prospectus, dated July14, 2011, as filed with the SEC;

●	references to “public shares” are to shares of common stock sold as part of the units in the initial public offering (whether they were purchased in the offering or thereafter in the open market);

●	references to “public shareholders” are to holders of public shares, including shares purchased by insiders;

●	references to “SEC” are to the U.S. Securities and Exchange Commission;

●	references to “Securities Act” are to the United States Securities Act of 1933, as amended;

●
references to the “Share Purchase Agreement” refer to that certain share purchase agreement entered into on December 5, 2012 by and between the Nautilus, Assetplus Limited, a Cyprus limited liability company (“Assetplus”), and each of Vega Resource Group AS (“Vega Resource”) and Oil and Gas Ships Investor Limited (“Oil & Gas”, and together with Vega Resource, the “Sellers”) as the ultimate beneficial owners of 100% of the issued and outstanding equity shares of Assetplus, pursuant to which we will acquire from the Sellers 100% of the issued and outstanding equity shares of Assetplus and its subsidiaries (the “Subsidiaries”), and Assetplus will become a wholly-owned subsidiary of Nautilus;

●	references to our “sponsors” are to Astra Maritime Inc. and Orca Marine Corp. which are owned by Prokopios (Akis) Tsirigakis and George Syllantavos, respectively;

●	references to a “target business” are to one or more operating businesses or assets which, we may target for an initial business transaction;

●
references to the “Tender Offer” refer to the opportunity for our shareholders, described in the offer to purchase, to redeem their shares of our common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, less taxes, upon the consummation of the Acquisition;

●	references to the “Transaction” refer collectively to the Acquisition and the Tender Offer; and

●	references to the “trust account” refer to our trust account established to hold the net proceeds of our IPO and private placement.

Recent Developments

On December 5, 2012, Nautilus entered into a Share Purchase Agreement with Assetplus, and each of Vega Resource and Oil and Gas as ultimate beneficial owners of 100% of the issued and outstanding equity shares of Assetplus, pursuant to which Nautilus will acquire from Vega Resource and Oil and Gas 100% of the issued and outstanding equity shares of Assetplus, and Assetplus will become a wholly-owned subsidiary of Nautilus. The consideration relating to the Acquisition includes common stock and cash, as further described in our Form 6-K, filed with the SEC on December 7, 2012.

Also, on December 7, 2012, Nautilus commenced the Tender Offer, as the same may be amended from time to time, through which and concurrently with the Acquisition, Nautilus is providing its shareholders with the opportunity to tender their shares of Nautilus common stock for $10.10 per share from the cash available to Nautilus from its trust account, upon the consummation of the Acquisition.  The description of the Share Purchase Agreement is qualified in its entirety by reference to the full text of the Share Purchase Agreement which was filed with the SEC on December 7, 2012 as an exhibit to our Form 6-K, and the description of the Tender Offer is qualified in its entirety by reference to the Schedule TO-I (and the offer to purchase which is an exhibit thereto), as amended, filed with the SEC.  You are urged to read the entire Share Purchase Agreement and the other exhibits attached thereto.  Our board of directors has approved the Share Purchase Agreement and authorized us to conduct the Tender Offer.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

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

The risk factors and cautionary language referred to in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things:

●	risks associated with the Transaction;
●	our status as a development stage company;
●	the reduction of the proceeds held in the trust account due to third party claims;
●	our selection of a prospective target business or asset;
●	our issuance of our capital shares or incurrence of debt to complete a business transaction;
●	our ability to consummate an attractive business transaction due to our limited resources and the significant competition for business transaction opportunities;
●	conflicts of interest of our officers and directors;
●	potential current or future affiliations of our officers and directors with competing businesses;
●	our ability to obtain additional financing if necessary;
●	the ability of our directors and affiliates to control or influence the outcome of matters requiring shareholder approval due to its substantial interest in us;
●	delisting of our securities from the Nasdaq Capital Market or an inability to have our securities listed on the Nasdaq Capital Market following a business transaction;
●	the adverse effect the outstanding warrants may have on the market price of our ordinary shares;
●	the adverse effect on the market price of our shares of common stock due to the existence of registration rights with respect to the securities owned by our directors and affiliates;
●	the lack of a market for our securities;
●	our being deemed an investment company;
●	our dependence on our key personnel;
●	our dependence on a single company after our business transaction;
●	environmental, permitting and other regulatory risks;
●	foreign currency fluctuations and overall political risk in foreign jurisdictions;
●	our operating and capital expenditures;
●	our competitive position; and
●	expected results of operations and/or financial position.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report.  For any risks associated with the Transaction, see the offer to purchase related to the Tender Offer as filed with the SEC on December 7, 2012 and as has been subsequently amended.

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

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.  Selected Financial Data

The following selected financial data is derived from our audited financial statements as of and for the fiscal year ended October 31, 2012. The summary financial information for that period and as of that date should be read in conjunction with those consolidated financial statements and the accompanying notes included elsewhere in this Annual Report.

Our results of operations in any past period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report.

Summary of statement of operations data:
(US$)

	Year ended October 31, 2012	Year ended October 31, 2011
Revenue	$--	$--
Loss from operations	$(468,684)	$(94,590)
Net loss attributable to ordinary shareholders	$(468,684)	$(94,590)
Net loss per ordinary share attributable to ordinary shareholders, basic and diluted	$(0.07)	$(0.03)

Summary of statement of cash flows data:
(US$)

Cash Flows from Operating Activities	Year ended October 31, 2012	Year ended October 31, 2011
Net Cash used in Operating Activities	$(405,438)	$(42,867)
Cash Flows from Investing Activities
Net Cash used in Investing Activities	$—	$(48,480,000)
Cash Flows from Financing Activities
Net Cash provided by financing activities	$133,540	$48,813,231

Summary of balance sheet data:
(US$)

	2012	2011

Cash (1)	$18,466	$290,364
Working Capital (2)	$47,761,913	$48,144,518
Total Assets	$48,572,810	$48,776,241
Total Shareholders’ Equity, Net	$4,745,761	$5,139,313

(1)
Our current cash proceeds not held in the trust account are the remnants of loans provided by certain of our insiders in July 2012. We no longer have any cash proceeds not held in the trust account remaining from our initial public offering.”

(2)	Working capital is calculated as current assets minus current liabilities.

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

You should carefully consider the following risk factors and all other information contained in this Annual Report.  If any of the following risks occur, our business, financial conditions or results of operations may be materially and adversely affected. In that event, the trading price of our securities could decline, and you could lose all or part of your investment.  This Annual Report also contains forward-looking statements that involve risks and uncertainties.  There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the proposed Transaction, these factors include, but are not limited to: the risk that we may (i) be unable to satisfy certain conditions to the Acquisition; (ii) be unable to consummate the Acquisition and (iii) withdraw the offer to purchase, not purchase and promptly return any common stock tendered to us pursuant to the offer to purchase; the risk that governmental and regulatory review of the offer documents may delay the Acquisition or result in the inability of the Transaction to be consummated by February 14, 2013 and the length of time necessary to consummate the proposed Transaction; the risk that a condition to closing may not be satisfied or waived; the risk that the anticipated benefits of the Transaction may not be fully realized or may take longer to realize than expected; the risk that any projections, including earnings, revenues, expenses, synergies, margins or any other financial items are not realized; disruption from the Transaction making it more difficult to maintain relationships with the customers, employees or suppliers of Assetplus; a reduction in Assetplus’s industry profit margins; changing interpretations of generally accepted accounting principles; continued compliance with government regulations; changing legislation and regulatory environments; the continued ability to meet the Nasdaq Capital Market listing standards, including maintaining the requisite number of round lot holders or shareholders and maintaining the independent director requirements for the board of directors and its committees; “perils of the sea” or other unforeseen reasons that may adversely affect the business of Assetplus and its ability to service or fulfill its contracts with its customers; a lower return on investment; the inability to manage rapid growth; requirements or changes affecting the business in which Assetplus is engaged; the general volatility of the market price of our common stock; general economic conditions; the risk of the concentration of Assetplus’s business with Petróleo Brasileiro S.A. or its affiliates (“Petrobras”), and related risks associated with the business of Petrobras generally; the strength of the Brazilian or world economies. These risks, as well as other risks associated with the Transaction, will be more fully discussed in the Schedule TO that was filed with the SEC on December 7, 2012 in connection with the proposed Transaction

Risks Related to Our Business

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

We have until February 14, 2013 to consummate an initial business transaction. If we do not consummate a business transaction by such date, we will (i) cease all operations except for the purposes of winding up, (ii) redeem our common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, including interest but net of taxes payable and less interest earned on the proceeds placed in the trust account but withdrawn by us for working capital purposes, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as possible following such redemption, dissolve and liquidate as part of our plan of dissolution and liquidation. Furthermore, there will be no distribution with respect to our outstanding warrants, which will expire worthless.

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

We will only have until February 14, 2013 to consummate an initial business transaction. If we do not consummate a business transaction by such date, we will (i) cease all operations except for the purposes of winding up, (ii) as promptly as possible, but not more than five business days thereafter, redeem our common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, including interest but net of taxes payable and less interest earned on the proceeds placed in the trust account but withdrawn by us for working capital purposes, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as possible following such redemption, dissolve and liquidate as part of our plan of dissolution and liquidation. Furthermore, there will be no distribution with respect to our outstanding warrants, which will expire worthless. We may not be able to find a suitable target business within the required time frame nor may we be able to consummate an acquisition in such time period. In addition, our negotiating position and our ability to conduct adequate due diligence on any prospective target may be reduced as we approach the deadline for either our entering into a letter of intent or consummation of a business transaction.

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

Our purchases of common stock in privately negotiated transactions would reduce the funds available to us after our initial business transaction, may make it more difficult for us to maintain the listing of our common stock on a national securities exchange, and may have negative economic effects on shareholders from whom we do not purchase common stock in such private transactions.

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

As a consequence of such purchases:

●	the funds in our trust account that are so used will not be available to us after our initial business transaction;

●
the public “float” of our common stock may be reduced and the number of beneficial holders of our securities may be reduced following the consummation of our business transaction, which may make it difficult to maintain compliance with the continued listing standards of a national securities exchange, and adversely impact your ability to trade in our securities;

●
because the shareholders who sell their common stock in a privately negotiated transaction, as described above, may receive a per-share purchase price payable from the trust account that is not reduced by a pro rata share of taxes payable, our remaining shareholders may bear the entire payment of accrued and unpaid taxes and deferred underwriting commission. That is, if we seek shareholder approval of our initial business transaction, the redemption price per share payable to public shareholders who elect to have their common stock redeemed will be reduced by a larger percentage of any taxes payable and deferred underwriting commission than it would have been in the absence of such privately negotiated transactions, and shareholders who do not elect to have their common stock redeemed and remain our shareholders after the business transaction will bear the economic burden of a larger percentage of the taxes payable and deferred underwriting commission; and

●
the payment of any premium would result in a reduction in book value per share for the remaining shareholders compared to the value received by shareholders that have their common stock purchased by us at a premium.

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

As of October 31, 2012, $18,466, which funds are remaining from certain loans from certain of our insiders, was held outside the trust account. In addition, up to 100% of the interest earned on the proceeds placed in the trust account is available to us for working capital purposes; however, we will not have an operating business in the period prior to our business transaction and will therefore be primarily dependent on these funds. These amounts may prove to be insufficient, especially if a portion of the available proceeds is used to make a down payment or pay exclusivity or similar fees in connection with a business transaction, or if we expend a significant portion of the available proceeds in pursuit of a business transaction that is not consummated.

We could use a portion of the $18,466 held outside of the trust account as of October 31, 2012 and up to 100% of the interest earned on the proceeds placed in the trust account for working capital purposes, including due diligence costs in connection with a potential business transaction or to pay fees to consultants to assist us with our search for a target business. We could also use a portion of these funds as a down payment, “reverse break-up fee” (a provision designed to compensate a target for any breach by the buyer which results in a failure to close the transaction), or to fund a “no-shop” provision (a provision designed to keep target businesses from “shopping” around for transactions with others on terms more favorable to such target businesses) with respect to a particular proposed business transaction, although we do not have any current intention to do so. If we entered into such an agreement with a prospective target where we paid for the right to receive exclusivity from a target business and were subsequently required to forfeit such funds (whether as a result of our breach or otherwise) or if we agree to a reverse break-up fee and subsequently were required to pay such fee as a result of our breach of a merger or other agreement or if our costs are otherwise higher than expected, we might not have sufficient funds to continue searching for, or conducting due diligence with respect to, any other potential target businesses. If we do not have sufficient proceeds available to fund our expenses, we may be forced to obtain additional financing, either from our management or the sponsors or from third parties, to continue operating. In July 2012, Messrs. Tsrigakis and Syllantavos loaned us an aggregate of $120,000 for general working capital purposes and in December 2012, they loaned us an aggregate of $140,000 for expenses relating to the consummation of our business transaction, as discussed in “Contractual Obligations” below. However, we may not be able to obtain additional financing and our sponsors and management are not obligated to provide any additional financing. If we do not have sufficient proceeds and cannot find additional financing, we may be forced to dissolve and liquidate prior to consummating a business transaction.

A decline in interest rates could limit the amount available to fund our search for a target business or businesses and complete our initial business transaction since we will depend on interest earned on the trust account to fund our search, to pay our tax obligations and to complete a business transaction.

As of October 31, 2012, $18,466, which funds are remaining from loans from certain of our insiders, is available to us outside the trust account to fund our working capital requirements. We will depend on sufficient interest being earned on the proceeds and loans held in the trust account to provide us with additional working capital that we will need to identify one or more target businesses and to consummate our initial business transaction, as well as to pay any tax obligations that we may owe. The current low interest rate environment may make it more difficult for us to have sufficient funds available to structure, negotiate or close our initial business transaction. In such event, we would need to borrow funds from certain of our insiders or management team to operate or may be forced to liquidate. In July 2012, Messrs. Tsrigakis and Syllantavos loaned us an aggregate of $120,000 for general working capital purposes and in December 2012, they loaned us an aggregate of $140,000 for expenses relating to the consummation of our business transaction, as discussed in “Contractual Obligations” below. However, neither our sponsors nor any of our officers or directors is under any obligation to advance additional funds to us in such circumstances.

If we are deemed to be an investment company under the United States Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete a business transaction.

If we are deemed to be an investment company under the Investment Company Act of 1940, as amended, our activities may be restricted, including:

●	restrictions on the nature of our investments; and

●	restrictions on the issuance of securities, each of which may make it difficult for us to complete a business transaction.

In addition, we may have imposed upon us burdensome requirements, including:

●	registration as an investment company;

●	adoption of a specific form of corporate structure; and

●	reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

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

Our amended articles of incorporation authorizes the issuance of 200,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share. Depending upon the requirements of the target business or asset, and the amount of funds available to us from the trust account following any payments to holders redeeming their common stock, we may issue a substantial number of additional shares of common or preferred stock, or a combination of common and preferred stock, to complete a business transaction. The target’s preference in receiving cash, stock or a blend of cash and stock as consideration for the business transaction may be driven by the target’s desire for working capital, cash in-hand or control of the post-transaction entity. Any such additional securities will not have a claim against the trust account, will not participate in any manner in the proceeds of the trust account and will not reduce the per-share redemption price to below $10.10. To the extent the value of the target business or asset exceeds the value of the funds held in our trust account, it is likely that we would issue additional shares, incur debt, or a combination of cash, shares and debt to complete such business transaction. We cannot assure you whether or not we may issue shares of our capital stock or debt securities to complete a business transaction because we have not identified a target business or asset, do not know what industry such ultimate target will be operating in and do not know the amount of funds that will ultimately be available to us to complete our business transaction. The issuance of additional shares of our capital stock or debt securities:

●	may significantly reduce the equity interest of our current shareholders;

●	may subordinate the rights of holders of shares of common stock if preferred stock is issued with rights senior to those afforded to the holders of our shares of common stock;

●
may cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and may result in the resignation or removal of our present officers and directors; and

●	may adversely affect prevailing market prices for our shares of common stock.

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

We anticipate the investigation of each specific target business and the negotiation, drafting and execution of relevant agreements, disclosure documents and other instruments will require substantial management time and attention and substantial costs for accountants, attorneys and other third party fees and expenses. If we decide not to enter into an agreement with respect to a specific proposed initial business transaction we have investigated, the costs incurred up to that point for the proposed transaction likely would not be recoverable. Furthermore, even if an agreement is reached relating to a specific target business, we may fail to consummate the business transaction for any number of reasons including those beyond our control. Any such resources expended in connection with a proposed business transaction that is not consummated will result in a loss to us of the related costs, which could materially adversely affect subsequent attempts to locate and consummate a business transaction.

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

Certain of our officers and directors have been principals of, or affiliated or associated with, other blank check companies, and/or may in the future become, affiliated with additional entities engaged in business activities similar to those intended to be conducted by us. Due to these existing affiliations, our officers and directors may have fiduciary obligations to present potential business opportunities to those entities prior to presenting them to us, which could cause additional conflicts of interest. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor. For a complete discussion of our management’s business affiliations and the potential conflicts of interest that you should be aware of, see “Directors, Senior Management and Employees — Conflicts of Interest.”

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

We are not limited to a particular industry or geographic area and may acquire a business operating in an industry that is beyond the expertise of our management.

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

Our initial public offering and the private placement of insider warrants provided us with net proceeds of $47,900,000 (excluding $480,000 in deferred underwriter commissions and $100,000 of deferred legal fees) that we may use to complete a business transaction. We may not be able to acquire more than one target business because of various factors, including the existence of complex accounting issues and the requirement that we prepare and file pro forma financial statements with the SEC that present operating results and the financial condition of several target businesses as if they had been operated on a combined basis. Additionally, we may encounter numerous logistical issues if we pursue multiple target businesses, including the difficulty of coordinating the timing of negotiations, notice disclosure and closings. We may also be exposed to the risk that our inability to satisfy conditions to closing with one or more target businesses would reduce the fair market enterprise value of the remaining target businesses in the combination. Due to these added risks, we are more likely to choose a single target business with which to pursue a business transaction than multiple target businesses. Unless we combine with a target business in a transaction in which the purchase price consists substantially of shares of common stock and/or preferred stock, it is likely we will complete only one business transaction with the proceeds of our initial public offering. Accordingly, the prospects for our success may depend solely on the performance of a single business. If this occurs, our operations will be highly concentrated and we will be exposed to higher risk than other entities that have the resources to complete several business transactions, or that operate in diversified industries or industry segments.

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

We will proceed with our initial business transaction unless holders of more than approximately 88% of our common stock redeem their common stock; however, should we be required to retain a minimum amount in the trust account by the target company, we may be unable to consummate our initial business transaction even if holders of less than approximately 88% of our common stock elect to redeem. The approximately 88% redemption threshold is different from the redemption thresholds used by most blank check companies. Traditionally, blank check companies would not be able to consummate a business transaction if the holders of the company’s public shares voted against a proposed business transaction and elected to redeem more than a much smaller percentage of the shares sold in such company’s initial public offering, which percentage threshold is typically between 19.99% and 39.99%. As a result, many blank check companies have been unable to complete business transactions because the amount of shares voted by their public shareholders electing redemption exceeded the maximum redemption threshold pursuant to which such company could proceed with a business transaction. As a result, we may be able to consummate a business transaction even though a substantial majority of our public shareholders entitled to vote do not agree with the transaction and have redeemed their shares or, solely if we seek shareholder approval of our initial business transaction, and do not conduct redemptions in connection with our business transaction pursuant to the tender offer rules, have entered into privately negotiated agreements to sell their shares to us or our sponsors, officers or directors. In addition, the redemption threshold may be further limited by the terms and conditions of a proposed business transaction. See “Information on the Company — Business Overview — Effecting a Business Transaction” for additional information.

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

The warrants held by our public warrant holders may be called for redemption at any time after the warrants become exercisable:

●	in whole and not in part,

●	at a price of $0.01 per warrant at any time after the warrants become exercisable,

●	upon not less than 30 days’ prior written notice of redemption, and

●
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

As a foreign private issuer, we are permitted to rely on exemptions from certain Nasdaq Capital Market corporate governance standards and other Exchange Act requirements applicable to U.S. issuers. This may afford less protection to holders of our securities.

As a foreign private issuer, we are permitted to follow home country corporate governance practices instead of certain requirements of Nasdaq Marketplace Rules. The corporate governance practice in our home country, the Marshall Islands, does not require the implementation of certain Nasdaq Capital Market corporate governance standards. Following our home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may provide less protection than is accorded to investors under the Nasdaq Marketplace Rules applicable to domestic issuers. We may elect to follow home country practice with regard to, among other things, the composition of our audit committee, the involvement of independent directors in the process for nominating directors, the composition of the board of directors, compensation of officers, the scheduling of executive sessions, the availability and content of a code of conduct and quorum at shareholders’ meetings. In addition, we may follow home country practice instead of the Nasdaq Capital Market requirement to obtain shareholder approval for certain dilutive events (such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company).

As a foreign private issuer, we will also be exempt from those rules and regulations under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file quarterly and current reports with the SEC as frequently or as promptly as U.S. issuers. Further, we will be exempt from detailed disclosure regarding executive compensation and compensation philosophy and we may prepare our financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board without reconciliation to GAAP and we will be exempt from the disclosure guidelines of Regulation FD.

We may also have: (i) a nonmanagement employee on our audit committee, (ii) a two tiered board system consisting of a management board and a supervisory/nonmanagement board and our supervisory/nonmanagement board may be designated as the audit committee, (iii) one member of our audit committee may be a stockholder, representative of a stockholder or stockholder group, owning more than 50% of our voting securities, subject to certain conditions and (iv) a representative of a foreign government or foreign governmental entity may be a member of our audit committee.

If we fail to meet all applicable Nasdaq Capital Market requirements and Nasdaq determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock, impair the value of your investment,  adversely affect our ability to raise needed funds and subject us to additional trading restrictions and regulations.

Our common stock and warrants are listed on the Nasdaq Capital Market, a national securities exchange. In order to maintain that listing, we must satisfy minimum financial and other requirements. On January 11, 2013, we received a letter from Nasdaq, which stated a determination by Nasdaq that we are not in compliance with Nasdaq’s continued listing requirement to maintain a minimum of 300 public holders under Nasdaq Rule 5550(a)(3).  However, based on a review by the Nasdaq staff of information submitted by us relating to the Acquisition, the Nasdaq staff granted us an extension of time, until February 15, 2013, to complete such Acquisition and to demonstrate compliance with all the requirements for initial listing, and in particular the requirement to maintain a minimum of 300 public holders, following the business combination as described in Listing Rule IM-5101-2. To our knowledge, the only initial listing requirement that we may not be in compliance with upon the closing of the Acquisition is the requirement to maintain a minimum of 300 public holders.

Pursuant to our articles of incorporation, we will be required to liquidate if we cannot consummate the acquisition of Assetplus or another business combination prior to February 14, 2013. With the extension granted by Nasdaq, it is expected that our common stock will continue to be listed on Nasdaq during such period.

As mentioned above, if and when we consummate the Acquisition, we are required to comply with Nasdaq’s initial listing standards, which are more rigorous than Nasdaq’s continued listing requirements. We cannot assure you that we will continue to be able to meet those listing requirements.

If we fail to meet all applicable Nasdaq requirements and Nasdaq delists our securities from trading on its exchange, we expect our securities could be quoted on the OTC Bulletin Board or the “pink sheets.” If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our securities;

●	reduced liquidity for our securities;

●
a determination that our common stock is a “penny stock” which will require brokers trading in our common stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Furthermore, The National Securities Markets Improvement Act of 1996 (“NSMIA”), which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Because our common stock and warrants are listed on Nasdaq, they are covered securities for the purpose of NSMIA. If our securities were no longer listed on Nasdaq and therefore not “covered securities”, we would be subject to regulation in each state in which we offer our securities.

We do not currently intend to hold an annual meeting of shareholders until after our consummation of a business transaction, and if our shareholders want us to hold an annual meeting prior to our consummation of a business transaction, they may attempt to force us to hold one.

We do not currently intend to hold an annual meeting of shareholders until after we consummate our initial business transaction. Until we hold an annual meeting of shareholders, public shareholders may not be afforded the opportunity to elect directors and to discuss company affairs with management. If our shareholders want us to hold an annual meeting prior to our consummation of a business transaction, they may attempt to force us to hold one since holders of not less than 10% of the shares entitled to vote in an election of directors may, in writing, demand the call of a special meeting specifying the time thereof, which shall not be less than two nor more than three months from the date of such call in accordance with Section 64(3) of the BCA.

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

If our shares of common stock are delisted from Nasdaq and become subject to the SEC’s penny stock rules, broker-dealers may experience difficulty in completing customer transactions and trading activity in our securities may be adversely affected.

If our shares of common stock are delisted from Nasdaq and become subject to the “penny stock” rules promulgated under the Exchange Act, broker-dealers may find it difficult to effectuate customer transactions and trading activity in our securities may be adversely affected. As a result, the market price of our securities may be depressed, and you may find it more difficult to sell our securities.

If at any time we have net tangible assets of $5,000,000 or less and our shares of common stock have a market price per share of less than $5.00, transactions in our common stock will be subject to these “penny stock” rules. Under these rules, broker-dealers who recommend such securities to persons other than institutional accredited investors must:

●	make a special written suitability determination for the purchaser;

●	receive the purchaser’s written agreement to the transaction prior to sale;

●
provide the purchaser with risk disclosure documents which identify certain risks associated with investing in “penny stocks” and which describe the market for these “penny stocks” as well as a purchaser’s legal remedies;

●
obtain a signed and dated acknowledgment from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before a transaction in a “penny stock” can be completed; and

●	cancel the purchase transaction in violation of the “penny stock” rules and return the investor’s money.

We may qualify as a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequences to U.S. investors.

In general, we will be treated as a PFIC for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned corporate subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned corporate subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of our common stock or warrants, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. Because we are a blank check company, with no past or current active business, we believe that we have been a PFIC since our inception.  If we are a PFIC for any taxable year, our U.S. shareholders would face adverse U.S. federal tax consequences. Under the PFIC rules, unless those shareholders make an election available under the Code (which election could itself have adverse U.S. federal tax consequences for such shareholders), such shareholders would be subject to U.S. federal income tax at the then highest rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our common shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our common shares. See below under “Additional Information — Taxation — United States Federal Income Taxation” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we continue to be treated as a PFIC. We urge U.S. investors to consult their own tax advisors regarding the possible application of the PFIC rules.

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

Operations in countries other than the U.S. are subject to various risks peculiar to each country. With respect to any particular country, these risks may include:

●	expropriation and nationalization of our assets in that country;

●	political and economic instability;

●	civil unrest, acts of terrorism, force majeure, war, or other armed conflict;

●	natural disasters, including those related to earthquakes and flooding;

●	inflation;

●	currency fluctuations, devaluations, and conversion restrictions;

●	confiscatory taxation or other adverse tax policies;

●	governmental activities that limit or disrupt markets, restrict payments, or limit the movement of funds;

●	governmental activities that may result in the deprivation of contract rights; and

●	governmental activities that may result in the inability to obtain or retain licenses required for operation.

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

Risks Associated with the Shipping Industry

If charter rates fluctuate and the shipping industry continues to undergo cyclical turns, it may have a negative impact on our profitability and operations following consummation of the Transaction.

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

The operation of vessels is subject to extensive and changing environmental protection, safety and other federal, state and local laws, rules, regulations and treaties, compliance with which may entail significant expense, including expenses for ship modifications and changes in operating procedures. We cannot assure you we will be able to comply with all laws, rules, regulations and treaties following a business transaction. If we are unable to adhere to these requirements, it could result in the imposition of penalties and fines against us, and could also result in the imposition of restrictions on our business and operations. Furthermore, the costs of compliance also could have a material adverse effect on our profitability and operations. For a more complete discussion of the government regulations applicable to the shipping industry, please see the section entitled “Information on the Company— Business Overview — Government, Environmental and Other Regulations” below.

World events could affect our results of operations and financial condition.

Terrorist attacks, as well the threat of future terrorist attacks in the United States or elsewhere, continue to cause uncertainty in the world financial markets and may affect our business, operating results and financial condition. Additional acts of terrorism and armed conflict around the world may contribute to further economic instability in the global financial markets. In the past, political conflicts have also resulted in attacks on vessels, mining and offshore drilling platforms and other efforts to disrupt offshore production of oil and natural gas, particularly in the Arabian Gulf region. Any of these occurrences could have a material adverse impact on our operating results, revenues and costs.

Maritime claimants could arrest our vessels, which would interrupt our business.

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

We are subject to complex laws and regulations, including environmental regulations that can adversely affect the cost, manner or feasibility of doing business.

Our operations are subject to numerous laws and regulations in the form of international conventions and treaties, national, state and local laws and national and international regulations in force in the jurisdictions in which our vessels operate or are registered, which can significantly affect the ownership and operation of our vessels. These requirements include, but are not limited to, the U.S. Oil Pollution Act of 1990, or OPA, the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention for the Prevention of Pollution from Ships, the IMO International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, the International Convention on Load Lines of 1966 and the U.S. Marine Transportation Security Act of 2002. Compliance with such laws, regulations and standards, where applicable, may require installation of costly equipment or operational changes and may affect the resale value or useful lives of our vessels. We may also incur additional costs in order to comply with other existing and future regulatory obligations, including, but not limited to, costs relating to air emissions, the management of ballast waters, maintenance and inspection, elimination of tin-based paint, development and implementation of emergency procedures and insurance coverage or other financial assurance of our ability to address pollution incidents. These costs could have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

A failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations. Environmental laws often impose strict liability for remediation of spills and releases of oil and hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Under OPA, for example, owners, operators and bareboat charterers are jointly and severally strictly liable for the discharge of oil within the 200-mile exclusive economic zone around the United States. An oil spill could result in significant liability, including fines, penalties, criminal liability and remediation costs for natural resource damages under other federal, state and local laws, as well as third-party damages. We are required to satisfy insurance and financial responsibility requirements for potential oil (including marine fuel) spills and other pollution incidents. Although Assetplus has arranged insurance to cover certain environmental risks, there can be no assurance that such insurance will be sufficient to cover all such risks or that any claims will not have a material adverse effect on our business, results of operations, cash flows and financial condition and our ability to pay dividends.

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

Recent Developments

On December 5, 2012, Nautilus entered into a Share Purchase Agreement with Assetplus, and each of Vega Resource and Oil and Gas as ultimate beneficial owners of 100% of the issued and outstanding equity shares of Assetplus, pursuant to which Nautilus will acquire from Vega Resource and Oil and Gas 100% of the issued and outstanding equity shares of Assetplus, and Assetplus will become a wholly-owned subsidiary of Nautilus. The consideration relating to the Acquisition includes common stock and cash, as further described in our Form 6-K, filed on December 7, 2012.

Also, on December 7, 2012, Nautilus commenced the Tender Offer, as the same may be amended from time to time, through which and concurrently with the Acquisition, we are providing our shareholders with the opportunity to tender their shares of Nautilus common stock for $10.10 per share from the cash available to Nautilus from its trust account, upon the consummation of the Acquisition.  The description of the Share Purchase Agreement is qualified in its entirety by reference to the full text of the Share Purchase Agreement which was filed with the SEC on December 7, 2012 as an exhibit to our Form 6-K, and the description of the Tender Offer is qualified in its entirety by reference to the Schedule TO-I (and the offer to purchase which is an exhibit thereto), as amended, filed with the SEC.  You are urged to read the entire Share Purchase Agreement and the other exhibits attached thereto.  Our board of directors has approved the Share Purchase Agreement and authorized us to conduct the Tender Offer.

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

Competitive Strengths

We believe our specific competitive strengths to be the following:

●
Prior Blank Check Company Experience.  Our management team, including our executive officers and certain of our directors have already been involved in an initial public offering and the subsequent consummation of a business combination for a prior blank check company Star Maritime, which on December 21, 2005 conducted an initial public offering raising $189 million at an offering price of $10.00 per unit and subsequently on November 27, 2007 consummated a business combination with a fleet of eight (8) dry bulk vessels and started trading on the Nasdaq Stock Market as Star Bulk Carriers Corp. (Nasdaq: SBLK) on December 3, 2007 with an opening price of $12.50 per share. The business combination proposed by Star Maritime was approved by holders of more than 99% of the shares in the proxy process. Messrs. Tsirigakis and Syllantavos founded, and were officers and directors of Star Maritime and played the leading role throughout the business combination transaction for Star Maritime, including identifying numerous suitable acquisition candidates including the ultimate target, and the proxy solicitation of shareholder approval for such acquisition. We believe our management’s prior acquisition experience with a blank check company represents a competitive advantage.

●
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

●
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

●
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

●
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

Strong Financial Position and Flexibility

With a trust account initially in the amount of $48,480,000 (including $480,000 of deferred underwriting compensation and $100,000 of deferred legal fees payable upon consummation of a business transaction), and a public market for our common stock, we offer a target business a variety of options to facilitate a future business transaction and fund growth and expansion of business operations. Because we are able to consummate a business transaction using our authorized shares, debt or a combination of the foregoing, we have the flexibility to use an efficient structure allowing us to tailor the consideration to be paid to the target business to address the needs of the parties. However, if our business transaction requires us to use a significant portion of our cash to pay the purchase price, we may need to arrange third party financing to help fund our business transaction. Since we have no specific business transaction under consideration, we have not taken any steps to secure third party financing, and would only do so simultaneously with the consummation of our initial business transaction. Accordingly, our flexibility in structuring a business transaction will be subject to these contingencies.

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

●
Feeder / Feedermax Containerships.  Below 1,000 TEU in capacity, these vessels are generally operated on an intra-regional basis, often relaying or “feeding” cargo within a region from or to main port hubs served by mainlane trades / larger containerships.

●
Intermediate Containerships.  Sub-Panamax or Handy vessels between 1,000 TEU and 2,999 TEU in capacity, which generally serve north-south, intra-regional and in some cases non-mainlane east-west trades as well as certain feeder trades.

●
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

●
Very Large Crude Carriers, or VLCCs.  Tanker vessels that are used to transport crude oil with cargo capacity typically 200,000 to 320,000+ dwt that are more than 300 meters in length. The majority of the world’s crude oil is transported via VLCCs.

●
Suezmax.  Crude oil tanker vessels with cargo capacity typically between 120,000 to 200,000 dwt. These vessels are used in some of the fastest growing oil producing regions of the world, such as West Africa. Suezmax tankers are the largest ships able to transit the Suez Canal with a full payload and are capable of both long and short haul voyages.

●
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

●	Product. Tanker vessels with cargo capacity typically less than 60,000 dwt. Product tankers are capable of carrying refined petroleum products, such as fuel oils, gasoline, jet fuel, naphtha, etc.

Petroleum and or product carrying tankers are further categorized into medium-range (MR) typically below 60,000 dwt and long-range (LR) typically of panamax size.

●
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

●
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

●
Anchor-Handling Tugs.  An Anchor Handling Tug (AHT) is a tug equipped with winches and other equipment primarily used for moving anchors and positioning or towing oil-rigs and drilling vessels. In order to perform these operations, AHTs are designed with high horsepower often exceeding 15,000 Bhp.

●
Anchor-handling Tug/Supply Vessels.  An Anchor-handling Tug/Supply Vessel (AHTS) is a combined supply and anchor-handling vessel. It is specially designed to provide anchor-handling services and to tow offshore platforms, barges and production modules/vessels, while it is also capable to perform supply-vessel service as described above.

●	Standby Rescue Vessels. These vessels are equipped for firefighting, rescue operations and oil recovery.

●	Crew boats. These vessels are used to transport the crew to from the shore to offshore facilities.

●	Specialty Vessels. There are numerous specialized vessels specifically designed to fit a particular need or combination of needs of an offshore facility.

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

Noncompliance with the ISM Code or with other IMO regulations may subject a ship owner or bareboat charterer to increased liability, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports including United States and European Union ports.

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

●
on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped vessels and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

●	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

●	the development of vessel security plans;

●	ship identification number to be permanently marked on a vessel’s hull;

●
a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

●	compliance with flag state security certification requirements.

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

Class Renewal Surveys:  Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

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

Effecting a Business Transaction

General

We are a blank check company formed pursuant to the laws of the Republic of the Marshall Islands, or RMI, for the purpose of acquiring, through a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, recapitalization, exchangeable share transaction or other similar business transaction with one or more operating businesses or assets. While our efforts in identifying a prospective target business for our initial business transaction is not limited to a particular industry or geographic region, we are initially focusing our search on identifying a prospective target business or asset(s) in the international maritime shipping, offshore and related maritime services industries. Our sponsors, officers and directors have agreed that we will only have until February 14, 2013 to consummate our initial business transaction. If we do not consummate a business transaction prior to such date, we will (i) cease all operations except for the purposes of winding up, (ii) as promptly as possible, but not more than five business days thereafter, redeem our common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, including interest but net of taxes payable and less interest earned on the proceeds placed in the trust account but withdrawn by us for working capital purposes, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as possible following such redemption, dissolve and liquidate as part of our plan of dissolution and liquidation. Furthermore, there will be no distribution with respect to our outstanding warrants which will expire worthless. Our articles of incorporation may be amended as many times and in as many respects as may be desired provided that such amendments must contain only such provisions as might lawfully be contained in our original articles of incorporation. The redemption of common stock with relation to (i) and (ii) above is enforceable under RMI law. There is no limit on the number of potential business transactions we may present to our shareholders until February 14, 2013.

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

●
subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to a business transaction; and

●	result in our dependency upon the development or market acceptance of a single or limited number of products, processes or services.

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

As a consequence of such purchases:

●	the funds in our trust account that are so used will not be available to us after our initial business transaction;

●
the public “float” of our common stock may be reduced and the number of beneficial holders of our securities may be reduced following the consummation of our business transaction, which may make it difficult to maintain compliance with the continued listing standards of a national securities exchange, and adversely impact your ability to trade in our securities;

●
because the shareholders who sell their common stock in a privately negotiated transaction, as described above, may receive a per-share purchase price payable from the trust account that is not reduced by a pro rata share of the deferred underwriting commissions or taxes payable, our remaining shareholders may bear the entire payment of such deferred commissions and accrued and unpaid taxes. That is, if we seek shareholder approval of our initial business transaction, the redemption price per share payable to public shareholders who elect to have their common stock redeemed will be reduced by a larger percentage of any taxes payable than it would have been in the absence of such privately negotiated transactions, and shareholders who do not elect to have their common stock redeemed and remain our shareholders after the business transaction will bear the economic burden of a larger percentage of the deferred commissions and taxes payable; and

●
the payment of any premium would result in a reduction in book value per share for the remaining shareholders compared to the value received by shareholders that have their common stock purchased by us at a premium.

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

Liquidation of trust account and redemption by public shareholders if no initial business transaction

Our sponsors, officers and directors have agreed that we will only have until February 14, 2013 to consummate our initial business transaction. If we do not consummate a business transaction on or before such date, we will (i) cease all operations except for the purposes of winding up, (ii) as promptly as possible, but not more than five business days thereafter, redeem our common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, including interest but net of taxes payable and less interest earned on the proceeds placed in the trust account but withdrawn by us for working capital purposes, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as possible following such redemption, dissolve and liquidate as part of our plan of dissolution and liquidation, to be adopted in accordance with Section 106 of the BCA. Furthermore, there will be no distribution with respect to our outstanding warrants, which will expire worthless. In the event we are unable to consummate our initial business transaction within the allotted time, we intend to release such funds within approximately five business days following that date. Pursuant to the terms of our certificate of incorporation, our powers following the expiration of the permitted time period for consummating a business transaction will automatically thereafter be limited to acts and activities relating to dissolving and winding up our affairs, including liquidation.

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

Upon consummation of our initial public offering, we deposited approximately $48,480,000 of the offering proceeds into the trust account for the benefit of our public shareholders (including $480,000 in deferred underwriting commissions and $100,000 in deferred legal fees payable upon completion of our initial business transaction). In the event no business transaction is consummated on or before February 14, 2013, we will (i) cease all operations except for the purposes of winding up, (ii) redeem our common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, including interest but net of taxes payable and less interest earned on the proceeds placed in the trust account but withdrawn by us for working capital purposes, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as possible following such redemption, dissolve and liquidate as part of our plan of dissolution and liquidation. Furthermore, there will be no distribution with respect to our outstanding warrants, which will expire worthless.

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

Under the dissolution provisions of the Marshall Islands Business Corporations Act at any time within one year after dissolution we may give notice requiring all creditors, including unliquidated or contingent claims, and any with who the company has unfulfilled contract to present their claims in writing and in detail at a specified place and by a specified day which shall not be less that six months after the first publication of such notice. If a notice is issued such notice shall be published once a week for 4 weeks.  Our board of directors must adequately provide for payment of its liabilities and obligations in dissolution. If the corporation complies with certain procedures set forth in Section 106 of the BCA intended to ensure that it makes reasonable provision for all claims against it, including the notice described above, any liability of shareholders with respect to a liquidation would be barred if such claims are not presented not less than six months after the publication of such notice. However, as stated above, if we do not effect a business transaction on or before February 14, 2013, we shall (i) cease all operations except for the purposes of winding up, (ii) as promptly as possible, but not more than five business days thereafter, redeem our common stock for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, including interest but net of taxes payable and less interest earned on the proceeds placed in the trust account but withdrawn by us for working capital purposes, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as possible following such redemption, dissolve and liquidate the balance of our net assets to our remaining shareholders, as part of our plan of dissolution and liquidation. Accordingly, it is our intention to make liquidating distributions to our shareholders as soon as reasonably possible following February 14, 2013 and, therefore, we do not intend to comply with those procedures. As such, our shareholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our shareholders may extend well beyond the third anniversary of such date. Section 106 of the BCA requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the subsequent 3 years. However, because we are a blank check company, rather than an operating company, and our operations will be limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as accountants, lawyers, investment bankers, etc.) or prospective target businesses. As described above, pursuant to the obligation contained in our underwriting agreement, we will seek to have all vendors, service providers and prospective target businesses execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account. As a result of this obligation, the claims that could be made against us are significantly limited and the likelihood that any claim that would result in any liability extending to the trust account is remote. We have an obligation to pursue indemnification from Messrs. Tsirigakis and Syllantavos pursuant to the terms of their agreement with us. Further, Messrs. Tsirigakis and Syllantavos may be liable only to the extent necessary to ensure that the amounts in the trust account are not reduced below $10.10 per share less any per share amounts distributed from our trust account to our public shareholders in the event we are unable to consummate a business transaction on or before February 14, 2013, and will not be liable as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, Messrs. Tsirigakis and Syllantavos will not be responsible to the extent of any liability for such third party claims.

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

Employees

Nautilus currently has two executive officers. These individuals are not obligated to devote any specific number of hours to our matters and intend to devote only as much time as they deem necessary to our affairs. Accordingly, because a target business has been selected, our executive officers will spend more time investigating such target business and negotiating and processing the initial business (and consequently spend more time on Nautilus’s affairs) than they did prior to locating a suitable target business. We do not intend to have any full time paid employees prior to the consummation of our initial business transaction.

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

We intend to use cash from the proceeds of our initial public offering, our authorized shares, incurred debt, or a combination of cash, shares and debt, in effecting our initial business transaction. However, the ultimate consideration we pay to complete a business transaction depends upon the requirements of the target business or asset, and the amount of funds available to us from the trust account following any payments to holders redeeming their common stock. The target’s preference in receiving consideration in the form of cash, stock or a blend of cash and stock may be driven by the target’s desire for working capital, cash in-hand or control of the post-transaction entity. To the extent the value of the target business or asset exceeds the value of the funds held in our trust account, it is likely that we would issue additional authorized shares, incur debt, or a combination of cash, shares and debt to complete such business transaction. We cannot assure you whether or not we may issue shares of our capital stock or debt securities to complete a business transaction because we have not identified a target business or asset, do not know what industry such ultimate target will be operating in and do not know the amount of funds that will ultimately be available to us to complete our business transaction. The issuance of additional shares:

●	may significantly reduce the equity interest of current shareholders;

●	may subordinate the rights of holders of common stock if preferred shares are issued with rights senior to those afforded to the holders of our common stock;

●
may likely cause a change in control if a substantial number of our shares of common stock are issued, which may affect, among other things, our ability to use our net operating loss carry forwards, if any, and most likely will also result in the resignation or removal of our present officers and directors; and

●	may adversely affect prevailing market prices for our common stock and/or warrants.

Similarly, if we incur substantial debt, it could result in:

●	default and foreclosure on our assets if our operating cash flow after a business transaction is insufficient to pay our debt obligations;

●
acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contains covenants that require the maintenance of certain financial ratios or reserves and any such covenant is breached without a waiver or renegotiation of that covenant;

●	our immediate payment of all principal and accrued interest, if any, if the debt security is payable on demand;

●	covenants that limit our ability to acquire capital assets or make additional acquisitions;

●	our inability to obtain additional financing, if necessary, if the debt security contains covenants restricting our ability to obtain additional financing while such security is outstanding;

●	our inability to pay dividends on our common stock;

●
using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock if declared, expenses, capital expenditures, acquisitions and other general corporate purposes;

●	limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

●	increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

●
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

Results of Operations and Known Trends or Future Events

Through October 31, 2012, our efforts have been limited to organizational activities, activities relating to our initial public offering, activities relating to identifying and evaluating prospective acquisition candidates and activities relating to general corporate matters. We have not generated any revenues to date and will not generate any revenues until after we consummate our initial business transaction. As of October 31, 2012, $48,498,219 was held in the trust account (including $480,000 of deferred underwriting commissions, $100,000 in deferred legal fees and $2,331,000 from the sale of the insider warrants) and we had cash outside of the trust account of $18,466 which funds are remaining from loans from certain of our insiders.  For the year ended October 31, 2011, $48,485,877 was held in the trust account (including $480,000 of deferred underwriting discounts and commissions, $100,000 in deferred legal fees and $2,331,000 from the sale of the insider warrants) and we had cash outside of the trust account of $290,364. All of the interest income on the balance of the trust account (net of taxes payable) may be available to us to fund our working capital requirements but given the current interest rates, it is doubtful that we will earn a significant amount of interest. The current low interest rate environment may make it more difficult for such investments to generate sufficient funds, together with the amounts available outside the trust account, to locate, conduct due diligence, structure, negotiate and close our business transaction. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the twelve months ended October 31, 2012, we had a net loss of $396,145 consisting of expenses of $468,684 and interest income of $72,539. For the twelve months ended October 31, 2011, we had a net loss of $88,713 consisting of expenses of $94,590 and interest income of $5,877.

Liquidity and Capital Resources

As of October 31, 2012, we had $18,466 in a bank account available for use by management to cover the costs associated with identifying a target business and negotiating an acquisition or merger. As of October 31, 2011, we had $290,364 in such bank account.

Our initial public offering and private placement of warrants to our sponsors provided us with $299,411 of working capital after transferring $48,480,000 into the trust account. For the twelve months ended October 31, 2012, cash used for operating activities totaling $405,438 was primarily due to costs paid in connection with searching for acquisition candidates and administrative expenses. For the twelve months ended October 31, 2011, cash used for operating activities totaling $42,867 was primarily due to administrative expenses.  The increase of $362,571 between October 31, 2012 and October 31, 2011 was primarily due to costs incurred in connection with the Company's efforts of targeting, reviewing and negotiating acquisition candidates. We started with no cash as of November 1, 2010.

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

 We believe that the $18,466 held outside the trust account (as of October 31, 2012) along with up to 100% of the interest earned on the proceeds placed in the trust account will be sufficient to allow us to operate until at least February 14, 2013. Over this time period, we will be using these funds for identifying and evaluating prospective acquisition candidates, performing business due diligence on prospective target businesses, reviewing corporate, title, environmental, financial documents and material agreements regarding prospective target businesses, audit fees and structuring, negotiating and consummating the business transaction. To meet our working capital needs following the consummation of our initial public offering, certain of our officers and directors may, but are not obligated to, loan us funds, from time to time, or at any time, in whatever amount such officer or director deems reasonable in his or her sole discretion, which may be convertible into warrants of the post business transaction entity at a price of $0.75 per warrant at the option of the lender. The warrants would be identical to the insider warrants. Any such loans will not have a claim against the trust account and will not reduce the per-share redemption price to below $10.10. The holders of a majority of such warrants (or underlying shares) will be entitled to demand that we register these securities pursuant to an agreement to be entered into at the time of the loan. The holders of a majority of these securities would have certain “piggy-back” registration rights with respect to registration statements filed subsequent to such date. We will bear the expense incurred with the filing of any such registration statements. As of October 31, 2012, Messrs. Tsrigakis and Syllantavos loaned us an aggregate of $120,000 for general working capital purposes, and in December 2012, they loaned us an additional aggregate amount of $140,000 for expenses relating to the consummation of our business transaction, as discussed in the section titled “Contractual Obligations.”

As of December 31, 2012, our officers have loaned us additional funds in the aggregate amount of $260,000 for the consummation of our initial business transaction to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering of debt or equity securities if such funds are required to consummate a business transaction that is presented to us. Subject to compliance with applicable securities laws, we would only consummate such financing simultaneously with the consummation of our initial business transaction.

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

If the Acquisition is consummated, the funds held in the trust account will be released to pay: (i) first, the shareholders of Nautilus holding common stock sold in Nautilus’s IPO who shall have validly tendered and not withdrawn their common stock and (ii) then, the balance, if any, to Nautilus, which shall then, subject to the discretion of its board of directors, allocate any funds distributed to it towards the payment of its obligations pursuant to the Share Purchase Agreement and/or to third parties (e.g., professionals, advisors, printers, etc.) who have rendered services to Nautilus in connection with the Transaction, in addition to approximately $580,000 in deferred underwriting and legal fees from our IPO. The $480,000 of the funds attributable to the deferred underwriting discount and commissions (1.0% of the gross proceeds from the sale of the Units sold in the IPO) and $100,000 of deferred legal fees from our IPO will be released upon consummation of the Transaction.

If we do not consummate an initial business transaction by February 14, 2013, we will (i) cease all operations except for the purpose of winding up, (ii) redeem our public shares for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, including interest but net of taxes payable and less interest earned on the proceeds placed in the trust account but withdrawn by us for working capital purposes and (iii) as promptly as possible following such redemption, dissolve and liquidate as part of our plan of dissolution and liquidation. We will pay the costs of liquidation from its remaining assets outside of the trust account. If such funds are insufficient, Messrs. Tsirigakis and Syllantavos have agreed to advance the funds necessary to pay any and all costs involved or associated with the process of liquidation and the return of the funds in the trust account to the public shareholders.

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

Contractual Obligations

As of October 31, 2012, we do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than a monthly fee of $7,500 payable to Fjord NEPA (Greece), an entity controlled by Mr. Tsirigakis, for office space and certain general and administrative services, including but not limited to receptionist, secretarial and general office services. This agreement commenced on July 14, 2011 and will continue until the earliest to occur of: (i) the consummation of a business transaction or (ii) February 14, 2013.

Promissory Notes

In July 2012, Nautilus issued non-interest bearing unsecured promissory notes (the “July Notes”) in the aggregate amount of $120,000 to Messrs. Tsirigakis ($60,000) and Syllantavos ($60,000) in consideration for the payment by such officers of various expenses. The July Notes were due upon consummation of a business transaction. The July Notes may, at the option of each holder, be convertible into warrants of the post-business transaction entity at a price of $0.75 per warrant and have identical terms to the Insider Warrants as set forth in our IPO prospectus. The July Notes do not have a claim against the trust account and will not reduce the per-share redemption price to below $10.10. The holders of the July Notes have certain registration rights as described therein. On December 5, 2012, the July Notes were amended to extend their due dates to 90 days after consummation of the Transaction.

On December 5, 2012, Nautilus issued additional non-interest bearing unsecured convertible promissory notes (the “December Notes”) in the aggregate amount of $140,000 to Messrs. Tsirigakis ($70,000) and Syllantavos ($70,000) in consideration for the payment by such officers of various expenses in connection with the Transaction and the Offer. The December Notes are due 90 days after consummation of the Transaction. The December Notes may, at the option of each holder, be convertible into warrants of the post-business transaction entity at a price of $0.75 per warrant and have identical terms to the Insider Warrants, as set forth in our IPO prospectus. The December Notes do not have a claim against the trust account and will not reduce the per-share redemption price to below $10.10. The holders of the December Notes have certain registration rights as described therein.

Recent Accounting Pronouncements

We do not believe that the adoption of any recently issued accounting standards will have a material impact on our financial position and results of operations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Our current directors and executive officers are as follows:

Name	Age	Position
Prokopios (Akis) Tsirigakis	57	Chairman of the Board, Co-Chief Executive Officer and President
George Syllantavos	48	Co-Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director
Nicolas Bornozis	57	Director
Alexandros Argyros	32	Director
Stylianos (Stelios) Anastopoulos	62	Director

Prokopios (Akis) Tsirigakis has served as our Chairman of the Board of Directors, President and Co-Chief Executive Officer since inception. Since September 2011, Mr. Tsirigakis serves as a non-executive director on the Board of Directors of Ocean Rig UDW, Inc. (Nasdaq: ORIG) a company owning and operating a fleet of ultra deepwater semi-submersible rigs and drillships. In November 2007 he founded, and until February 2011 was the President and Chief Executive Officer of, Star Bulk Carriers Corp. a dry-bulk shipping company listed on the Nasdaq Stock Market (Nasdaq: SBLK) that owns and manages vessels aggregating in excess of 1.2 million deadweight tons of cargo capacity. He has served as a director of Star Bulk Carriers Corp. since November 2007. From May 2005 to November 2007 he founded and served as Chairman of the Board, Chief Executive Officer and President of Star Maritime Acquisition Corp., a SPAC that raised $189 million in December 2005, listed on the NYSE Amex, LLC (AMEX: SEA) and effected a $345 million acquisition of eight dry bulk carriers. Mr. Tsirigakis formerly served on the board of directors of Dryships Inc., a dry bulk transportation company listed on the Nasdaq Global Market (Nasdaq: DRYS). Since November 2003 to December 2007, he served as Managing Director of Oceanbulk Maritime S.A., a dry cargo shipping company that has operated and managed vessels. From November 1998 to November 2007, Mr. Tsirigakis served as the Managing Director of Combine Marine Inc., a company which he founded that provides ship management services to third parties. From 1984 to 1998, Mr. Tsirigakis was the Vice-President and Technical Director of Konkar Shipping Agencies S.A. of Athens, after having served as Konkar’s Technical Director from 1984 to 1991; the company at the time managed 16 dry bulk carriers, multi-purpose vessels and tanker/combination carriers. From 1982 to 1984, Mr. Tsirigakis was the Technical Manager of Konkar’s affiliate, Arkon Shipping Agencies Inc. of New York. He is a life-member of The Propeller Club of the United States, a member of the Technical Committee (CASTEC) of Intercargo, the International Association of Dry Cargo Shipowners, President of the Hellenic Technical Committee of RINA, the Italian Classification Society and member of the Technical Committees of various Classification Societies. Mr. Tsirigakis received his Masters and B.Sc. in Naval Architecture from The University of Michigan, Ann Arbor and has seagoing experience.

George Syllantavos has served as our Co-Chief Executive Officer, Chief Financial Officer, Secretary, Treasurer and Director since inception. From November 2007 to August 2011, he served as Chief Financial Officer, Secretary and director of Star Bulk Carriers Corp. a global dry bulk shipping company listed on the Nasdaq Stock Market (Nasdaq: SBLK) that owns and manages vessels aggregating in excess of 1.2 million deadweight tons of cargo capacity. Since September 2009, he has been the President, Secretary, Treasurer and sole director of BTHC X, Inc. (OTCBB: BTXI), a company exploring business combination opportunities in the Far East. From May 2005 to November 2007 he served as the Chief Financial Officer, Secretary and Director of Star Maritime Acquisition Corp., a SPAC that raised $189 million in December 2005, listed on the NYSE Amex, LLC (AMEX: SEA) and effected a $345 million acquisition of eight dry bulk carriers. From May 1999 to December 2007, he was the President and General Manager of Vortex Ltd., an aviation consulting firm specializing in strategic analysis, fleet planning and asset management. From January 1998 to April 1999, he served as a financial advisor to Hellenic Telecommunications Organization S.A., where, on behalf of the Chief Executive Officer, he coordinated and led the company’s listing on the New York Stock Exchange (NYSE: OTE) and where he was responsible for the strategic planning and implementation of multiple acquisitions of fixed-line telecommunications companies. Mr. Syllantavos served as a financial and strategic advisor to both the Greek Ministry of Industry & Energy (from June 1995 to May 1996) and the Greek Ministry of Health (from May 1996 to January 1998), where, in 1997 and 1998, he helped structure the equivalent of a US$700 million bond issuance for the payment of outstanding debts to the suppliers of the Greek National Health System. From 1998 to 2004, he served as a member of the Investment Committee of a merchant banking firm, where he reviewed and analyzed many acquisition targets of small or medium sized privately-held manufacturing firms in the U.S. and internationally, and assisted in negotiating, structuring and implementing the acquisition of several such firms. Before that, he served for many years as an aviation consultant specializing in strategic planning and fleet asset management. Mr. Syllantavos has a B.Sc. in Industrial Engineering from Roosevelt University and an MBA in Operations Management, International Finance and Transportation Management from Northwestern University (Kellogg).

Nicolas Bornozis has been a member of our Board of Directors since February 2011. He has over 28 years of experience in the US and European financial and capital markets. Since 1996, he has served as the Founder and President of Capital Link, Inc., an international investor relations and advisory firm, which assists listed companies and capital markets related organizations to develop and maintain access to European and North American investors. Capital Link has a leading position in investor relations for listed shipping companies and also focuses on U.S. closed-end funds and ETFs and international companies accessing the U.S. and European markets. He also established and managed, Alexander Capital, L.P, a US broker-dealer firm, which developed securities brokerage business in North America with the Greek, Egyptian and Russian markets and sold the company at the end of 2003. From 1988 to 1995, he served as President and CEO of CCF International Finance Corp. (CCF IFC), the US broker/dealer subsidiary of Credit Commercial de France, now part of HSBC. Prior to CCF IFC, he worked at the International Department of Bankers Trust Company in New York and then at the commercial banking operation of CCF in New York where he was responsible for business development and lending to US multinationals and Wall Street firms with special focus on asset based financing — shipping and real estate. He holds an MBA from Harvard Business School (1982) and a law degree from the University of Athens (1979) in Greece with specialization in commercial and corporate law. For ten years he was a visiting lecturer on international banking and finance at the City University Business School in London, United Kingdom. He is a member of the Advisory Board of the Atlantic Bank of New York, a subsidiary of the New York Community Bank.

Alexandros Argyros has been a member of our Board of Directors since February 2011. Since March 2010, he has been with Axia Ventures Group where he is currently serving as a Managing Director in the Investment Banking Division. Prior to that and since early 2009, Mr. Argyros has been a director of FiliaGroup, a private equity fund focusing on investments in the Environmental and Alternative Energy sectors within Greece. From 2002 to 2009, he spent seven years with Morgan Stanley, including three years with the global industrials group in New York and London and four years with the Greek coverage team in Athens focusing mainly on transactions involving public and private companies in the Greek commercial shipping sector. He currently sits on the Board of Directors of Filia Environmental Industries S.A. and FiliaCom S.A., both private companies active in the Environmental and Alternative Energy fields. Alexandros holds a BA in Economics from Amherst College.

Stylianos (Stelios) Anastopoulos has been a member of our Board of Directors since February 2011. His career in shipping spans almost four decades, including positions of responsibility in both commercial merchant shipping and the Hellenic Navy. Since 2004, he has served as the Honorary Consul of The Commonwealth of the Bahamas in Greece and he pursued the interests of the Bahamas and in particular by representing The Bahamas Maritime Authority in the region. He is a member of the Board of Directors of the Imperial Hellas Insurance Brokerage Co. since 2004. From 2001 to 2004, he served as Operations Advisor to Imperial Hellas Insurance Inc, a casualty and asset insurance company. From 1999 to 2001, he served as Safety & Quality Advisor at European Navigation, a dry bulk vessel operator and from 1998 to 1999 served as Safety & Quality Supervisor at Cardiff Marine a dry bulk, crude and products vessel operator and manager of the fleet of Dryships (Nasdaq: DRYS). Prior to that, Mr. Anastopoulos had a 29-year career in the Hellenic Navy serving in various active assignments involving full operational, technical, training and executive responsibilities. He served as a Commander on submarines and surface navy ships, as well as shore based units. He exited with the rank of Rear Admiral in 1998. From 1988 to 1991, he served as the Naval Attache in the Embassy of the Hellenic Republic in Ankara, Turkey. Mr. Anastopoulos is a 1970 graduate of the Hellenic Naval Academy (First Class Honors) and a 1984 graduate of the Hellenic Naval War College.

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

●
reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 20-F;

●	discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

●	discussing with management major risk assessment and risk management policies;

●	monitoring the independence of the independent auditor;

●	verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

●	reviewing and approving all related-party transactions;

●	inquiring and discussing with management our compliance with applicable laws and regulations;

●	pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

●	appointing or replacing the independent auditor;

●
determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

●
establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

●	approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

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

Guidelines for Selecting Director Nominees

The guidelines for selecting nominees, which are specified in the Nominating Committee Charter, generally provide that persons to be nominated:

●	should have demonstrated notable or significant achievements in business, education or public service;

●
should possess the requisite intelligence, education and experience to make a significant contribution to the board of directors and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and

●	should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the shareholders.

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

The discretion of our officers and directors, some of whom may be officers and/or directors of other companies, in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business transaction are appropriate and in our shareholders’ best interest. Investors should be aware of the following potential conflicts of interest:

●	None of our officers and directors is required to commit his full time to our affairs and, accordingly, each may have conflicts of interest in allocating his time among various business activities.

●
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

●
Our officers and directors are now and may in the future become affiliated with entities, including other blank check companies, engaged in business activities similar to those intended to be conducted by our company.

●
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

●
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

●
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

●
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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 6,000,000 shares of our common stock outstanding as of February 4, 2013, based on information obtained from the persons named below, with respect to the beneficial ownership of our ordinary shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;
●	each of our officers and directors; and
●	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owners(1)	Amount and nature of beneficial ownership	Percentage of outstanding ordinary shares (9)
Astra Maritime Inc. (2)	472,400	7.9%
Orca Marine Corp. (2)	472,400	7.9%
Prokopios (Akis) Tsirigakis (2) (3)	640,100	10.7%
George Syllantavos (2) (3)	640,100	10.7%
Fjord Management S.A. (3)	168,000	2.8%
Nicolas Bornozis	56,000	*
Alexandros Argyros	15,600	*
Stylianos Anastopoulos	15,600	*
Bulldog Investors (4)	584,524	9.7%
Pine River Capital Management L.P.(5)	447,800	7.5%
Polar Securities Inc. (6)	476,299	7.9%
Hudson Bay Master Fund Ltd. (7)	594,000	9.9%
AQR Capital Management, LLC (8)	931,200	15.5%
All directors and officers as a group (5 persons) (2)	1,200,000	20.0%

(1)         Unless otherwise indicated, the business address of each of the shareholders is c/o 90 Kifissias Avenue, Maroussi 15125, Athens, Greece.

(2)         Mr. Tsirigakis is the sole shareholder of Astra Maritime Inc. and Mr. Syllantavos is the sole shareholder of Orca Marine Corp. As a result, Mr. Tsirigakis may be deemed to be beneficial owners of any shares deemed to be beneficially owned by Astra Maritime Inc., and Mr. Syllantavos may be deemed to be beneficial owner of any shares deemed to be beneficially owned by Orca Marine Corp.

(3)         Mr. Tsirigakis and Mr. Syllantavos each own 50% of Fjord Management S.A. As a result, they may each be deemed to be beneficial owners of 50% of the shares deemed to be beneficially owned by Fjord Management S.A. Each of Messrs. Tsirigakis and Syllantavos disclaim beneficial ownership of any shares of Fjord Management S.A. in which he does not have a pecuniary interest.

(4)          Based on information contained in a Schedule 13G/A filed by the following persons on February 14, 2012, Phillip Goldstein and Andrew Dakos are principals of Bulldog Investors. Bulldog Investors has the sole voting with respect to 408,831 Common Shares and sole dispositive power with respect to 584,524 Common Shares. The address of Bulldog Investors is Park 80 West, 250 Pehle Ave. Suite 708, Saddle Brook, NJ 07663.

(5)         Based on information contained in a Schedule 13G/A filed by the following persons on January 29, 2013, Brian Taylor is the principal of each of, Pine River Master Fund Ltd. and Pine River Capital Management L.P., and shares with them voting and dispositive power with respect to these shares. The address for each of them is 601 Carlson Parkway, Suite 330, Minnetonka, MN 55305.

(6)          Based on information contained in a Schedule 13G/A filed by the following persons on February 14, 2012, Polar Securities Inc. and North Pole Capital Master Fund share voting and dispositive power with respect to these shares. Paul Sabourin serves as the Chief Investment Officer of each of Polar Securities and North Pole, and their address is 372 Bay Street, 21st floor, Toronto, Ontario M5H 2W9, Canada.

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

(8)          Based on information contained in a Schedule 13G/A filed by the following person on February 8, 2012, AQR Capital Management, LLC (“AQR”) serves as the investment manager to the AQR Diversified Arbitrage Fund, an open-end registered investment company, which holds 754,800 of the shares reported in the Schedule 13G. AQR Capital Management, LLC has shared voting and dispositive power with respect to these shares. Abdon Bolivar serves as the Chief Compliance Officer to AQR, and its address is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830.

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

Lockups

Locked-Up Shares

On November 12, 2012, before management believed that the offer to purchase was publicly announced, we entered into Lock-Up Option Agreements with the Restricted Investors for an aggregate of 542,700 shares of common stock (the “Locked-up Shares”), representing approximately 11.3% of the common stock issued in our IPO. Pursuant to the Lock-Up Option Agreements, each Restricted Investor agreed not to tender its respective Locked-up Shares in the offer to purchase. In addition, during the Lock-up Period, which commenced on November 12, 2012 and will terminate on the 11th business day following the Expiration Date, each Restricted Investor is also prohibited from selling, transferring or otherwise disposing of the Lock-up Shares during the Lock-up Period. Also, pursuant to the Lock-up Option Agreement, we have granted a put right to each Restricted Investor, exercisable commencing on the expiration of the Lock-up Period and terminating on the second business day thereafter, pursuant to which each Locked-up Share may be put back to the Company, at the option of the Restricted Investor. We would then be required to purchase each Locked-up Share validly put back to us on the second business day following the valid exercise of the put right. The obligations of each Restricted Investor and Nautilus under the Lock-Up Option Agreements are irrevocable and binding; however the closing of the purchase of Lock-up Shares from the Restricted Investors pursuant to the put right is subject to the consummation of the offer to purchase. The Lock-up Option Agreement does not affect the Restricted Investors’ rights to redemption in the event of any liquidation.

Subsequently, on January 31, 2013, the Company entered into Amendment No. 1 of the Lock-up Option Agreements with the Restricted Investors (the “Amended Lock-Up”).  Pursuant to the Amended Lock-Up, the per share price that the Company would be required to purchase any Locked-up Share validly put back to it was reduced to $10.10, from $10.30.  The Amended Lock-Up did not change any other provision of the Lock-Up Option Agreements.

Founders Shares and Insider Warrants

Our insiders currently own 1,200,000 insider shares (net of 180,000 shares of common stock which were forfeited as a result of the IPO underwriters’ not exercising their over-allotment option), after taking into account our initial issuance of 500 shares of common stock to our insiders in a private placement on November 1, 2010 for an aggregate of $25,000 and a subsequent forward stock split of 3,450 shares for each outstanding share of common stock on November 22, 2010 (and after giving effect to the 0.8-for-1 reverse split in July 2011). On April 5, 2011, the insiders transferred a total of 293,480 shares of common stock (146,740 shares by each sponsor) to Fjord Management S.A., an entity owned jointly by Mr. Tsirigakis and Mr. Syllantavos (193,200 shares), Nicolas Bornozis (64,400 shares), Alexandros Argyros (17,940 shares) and Stylianos Anastopoulos (17,940 shares). In addition, our insiders’ earnout shares (equal to 5.0% of our issued and outstanding shares of common stock) will be subject to forfeiture by such shareholders as follows: (i) 2.5% of our issued and outstanding shares of common stock will be subject to forfeiture in the event the last sales price of our stock does not equal or exceed $14.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 36 months following the closing of our initial business transaction and (ii) 2.5% of our issued and outstanding shares of common stock will be subject to forfeiture in the event the last sales price of our stock does not equal or exceed $11.50 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period within 36 months following the closing of our initial business transaction. The insider shares are subject to lockup restrictions prohibiting their sale or transfer until (i) one year following consummation of a business transaction or (ii) the date on which we consummate a liquidation, share exchange, change of control transaction, share reconstruction and amalgamation or contractual control arrangement or engage in any other similar business transaction. Notwithstanding the foregoing, if the last sales price of our stock equals or exceeds $11.50 for any 20 trading days within any 30-trading day period during the lockup period, 50% of such shares will be released from lockup and, if the last sales price of our stock equals or exceeds $13.00 for any 20 trading days within any 30-trading day period during the lockup period, the remaining 50% of such shares shall be released from lockup. Notwithstanding the ability of our directors and their affiliates to transfer, assign or sell their earnout shares upon meeting the foregoing performance targets, they have agreed not to transfer, assign or sell their earnout shares before they are earned.

During the lockup period, our directors and their affiliates will not be able to sell or transfer such securities except to permitted transferees (i.e. immediate family members of the holder and trusts established by the holder for estate planning purposes, to shareholders of the insiders, by virtue of the laws of descent and distribution or pursuant to a domestic relations order) who agree in writing to be bound to the transfer restrictions, agree to vote in favor of our initial business transaction in the event we seek shareholder approval in connection with our initial business transaction and waive any rights to participate in any liquidation distribution if we fail to consummate an initial business transaction. Our directors and their affiliates will retain all other rights as a shareholder, including, without limitation, the right to vote such insider shares and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be subject to the lockup and will be released pro rata, in accordance with the insider shares.

Our initial shareholders and the holders of the insider warrants are subject to lockup provisions and such insider warrants may not be transferred, sold or assigned, until the date that is 30 days after the date we complete our initial business transaction; provided, however that the transfers can be made to permitted transferees who agree in writing to be bound by such transfer restrictions.

If we are unable to effect a business transaction, our directors and their affiliates will not receive any portion of the redemption proceeds with respect to their insider shares.

Change in Control

Pursuant to the terms of the Share Purchase Agreement, we will (subject to market conditions) conduct a Tender Offer pursuant to Rule 13e-4 and Regulation 14E (each, as modified, waived or otherwise agreed to with the SEC) of the Securities Exchange Act of 1934, as amended.  Through the Tender Offer, our shareholders will be provided with the opportunity to redeem up to 88% of the shares of Common Stock issued in the Offering.  Furthermore, in connection with the Transaction, the Sellers, in accordance with the terms and conditions of the Share Purchase Agreement, will receive equity securities of Nautilus, as more fully described in the Form 6-K.

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

On November 12, 2012, before management believed that the offer to purchase was publicly announced, we entered into a lock-up with put option agreement (each, a “Lock-Up Option Agreement”) with each of AQR Opportunistic Premium Offshore Fund, L.P. (“AQR OPOF”), AQR Diversified Arbitrage Fund (“AQR DAF”), Hare & Co. (“H&C”) and CNH Diversified Opportunities Master Account (“CNH”, and together with AQR OPOF, AQR DAF and H&C, the “Restricted Investors”) for an aggregate of 542,700 shares of common stock (the “Lock-up Shares”), representing approximately 11.3% of the common stock issued in our IPO. Pursuant to the Lock-Up Option Agreements, each Restricted Investor has agreed not to tender its respective Locked-up Shares in the offer to purchase. In addition, during the lock-up period, which commenced on November 12, 2012 and will terminate on the 11th business day following the Expiration Date (the “Lock-up Period”), each Restricted Investor is also prohibited from selling, transferring or otherwise disposing of the Lock-up Shares during the Lock-up Period. Also, pursuant to the Lock-up Option Agreement, we have granted a put right to each Restricted Investor, exercisable commencing on the expiration of the Lock-up Period and terminating on the second business day thereafter, pursuant to which each Locked-up Share may be put back to the Company, at the option of the Restricted Investor. The obligations of each Restricted Investor and Nautilus under the Lock-Up Option Agreements are irrevocable and binding; however, the exercise of the put right and closing of the purchase of the Locked-up Shares from the Restricted Investors is subject to the consummation of the offer to purchase. The Lock-up Option Agreement does not affect the Restricted Investors’ rights to redemption in the event of any liquidation.  On January 31, 2013, the Company entered into the Amended Lock-Up with the Restricted Investors.  Pursuant to the Amended Lock-Up, the per share price that the Company would be required to purchase any Locked-up Share validly put back to it was reduced to $10.10, from $10.30.  The Amended Lock-Up did not change any other provision of the Lock-Up Option Agreements.

Indemnification

In order to protect the amounts held in the trust account, Messrs. Tsirigakis and Syllantavos have agreed to indemnify us, pro rata based upon their indirect beneficial ownership in us prior to our IPO, for all claims of creditors, to the extent that we fail to obtain waivers from vendors, service providers and prospective target business to the extent necessary to ensure that the amounts in the trust account available for distribution to our shareholders below $10.10 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under our indemnity of the IPO underwriters against certain liabilities, including liabilities under the Securities Act. In the event that an executed waiver is deemed to be unenforceable against a third party, Messrs. Tsirigakis and Syllantavos will not be responsible to the extent of any liability for such third party claims. In the event that the proceeds in the trust account are reduced below $10.10 per share or upon the liquidation of our trust account and Messrs. Tsirigakis and Syllantavos assert that they are unable to satisfy their obligations or that they have no indemnification obligations related to a particular claim, our independent directors, if any, would determine whether to take legal action against Messrs. Tsirigakis and Syllantavos to enforce their indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against Messrs. Tsirigakis and Syllantavos to enforce their indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, we cannot assure you that due to claims of creditors the actual value of the (i) per share redemption price or (ii) per share liquidation price will not be less than $10.10 per share.

Loans to Nautilus

Prior to the consummation of our IPO, Akis Tsirigakis and George Syllantavos, our co-chief executive officers, had loaned us $238,145 pursuant to certain promissory notes. The proceeds of these loans were used by us to pay for a portion of our IPO expenses. The loans were fully repaid in July 2011.

Promissory Notes

In July 2012, Nautilus issued non-interest bearing unsecured promissory notes in the aggregate amount of $120,000 to Messrs. Tsirigakis ($60,000) and Syllantavos ($60,000) in consideration for the payment by such officers of various expenses. The July Notes were due upon consummation of a business transaction. The July Notes may, at the option of each holder, be convertible into warrants of the post-business transaction entity at a price of $0.75 per warrant and have identical terms to the Insider Warrants as set forth in our IPO prospectus. The July Notes do not have a claim against the trust account and will not reduce the per-share redemption price to below $10.10. The holders of the July Notes have certain registration rights as described therein. On December 5, 2012, the July Notes were amended to extend their due dates to 90 days after consummation of the Transaction.

On December 5, 2012, Nautilus issued the December Notes in the aggregate amount of $140,000 to Messrs. Tsirigakis ($70,000) and Syllantavos ($70,000) in consideration for the payment by such officers of various expenses in connection with the Transaction and the Offer. The December Notes are due 90 days after consummation of the Transaction. The December Notes may, at the option of each holder, be convertible into warrants of the post-business transaction entity at a price of $0.75 per warrant and have identical terms to the Insider Warrants, as set forth in our IPO prospectus. The December Notes do not have a claim against the trust account and will not reduce the per-share redemption price to below $10.10. The holders of the December Notes have certain registration rights as described therein

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report.

B. Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Not applicable.

B. Plan of Distribution

Not applicable.

C. Markets

Our shares of common stock and warrants are listed on the Nasdaq Capital Market under the symbols NMAR and NMARW, respectively.

D. Selling Shareholders

Not applicable.

 E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. Share Capital

We are authorized issue 200,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 preferred shares, $0.0001 par value per share. As of October 31, 2012, there were 6,000,000 shares of common stock outstanding.  There were also 7,908,000 warrants outstanding, each to purchase one share of common stock. In addition, there was one unit purchase option outstanding to purchase 150,000 units (comprised of one share of common stock and one warrant) at an exercise price of $11.00 per unit.

B. Memorandum and Articles of Association

The description of our Second Amended and Restated Articles of Incorporation is contained in our Registration Statement on Form F-1, as amended (File No. 333-174634 ), filed with the SEC, which is incorporated herein by reference.

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

●	an individual who is a citizen or resident of the United States;

●
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●
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

This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a person’s decision to purchase our common stock and warrants. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances, and this discussion addresses only persons that acquire our shares of common stock and warrants upon their original issuance. In particular, this discussion considers only holders that will own our units, shares of common stock and warrants as capital assets within the meaning of Section 1221 of the Code and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or “financial services entities”;

●	broker-dealers;

●	taxpayers who have elected mark-to-market accounting;

●	tax-exempt entities;

●	insurance companies;

●	regulated investment companies;

●	expatriates or former long-term residents of the United States;

●	persons that actually or constructively own 5% or more of our shares of common stock;

●	persons that hold our units, shares of common stock or warrants as part of a straddle, constructive sale, hedging, conversion or other integrated transaction; or

●	persons whose functional currency is not the U.S. dollar.

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

Capital gains recognized by U.S. Holders generally are subject to U.S. federal income tax at the same rate as ordinary income, except that long-term capital gains recognized by non-corporate U.S. Holders are generally subject to U.S. federal income tax at lower rates. Capital gain or loss will constitute long-term capital gain or loss if the U.S. Holder’s holding period for the shares of common stock or warrants exceeds one year. The deductibility of capital losses is subject to various limitations that are not described herein because a discussion of such limitations depends on each U.S. Holder’s particular facts and circumstances. U.S. Holders who recognize losses with respect to a disposition of our units, common stock or warrants should consult their own tax advisors regarding the tax treatment of such losses.

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

Medicare Contribution Taxes

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

Because we are a blank check company, with no current active business, we believe that we have been a PFIC since our inception.

If we are a PFIC for any taxable year during which a U.S. Holder held our shares of common stock or warrants, and the U.S. Holder of our common stock (but not our warrants) did not make a timely qualified electing fund (“QEF”) election for the first taxable year of its holding period for our shares of common stock or a mark-to-market election for our shares of common stock, as described below, such holder will be subject to special rules with respect to:

●	any gain recognized by the U.S. Holder on the sale or other taxable disposition of its shares of common stock or warrants; and

●
any excess distribution made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the applicable securities during the three preceding taxable years or, if shorter, such U.S. Holder’s holding period for the applicable securities).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the shares of common stock or warrants;

●	the amount allocated to the taxable year in which the U.S. Holder recognized the gain or excess distribution will be taxed as ordinary income;

●	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

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

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC or on the Nasdaq Capital Market, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Since our shares of common stock are listed and traded on the Nasdaq Capital Market, they will likely qualify as marketable stock for purposes of this election. However, there can be no assurance that our common stock will be “regularly traded” for purposes of the mark-to-market election. U.S. Holders are advised to consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election in respect to our shares of common stock under their particular circumstances.

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

In addition, backup withholding of United States federal income tax generally will apply to dividends paid on our shares of common stock to a non-corporate U.S. Holder and the proceeds from sales and other dispositions of shares or warrants by a non-corporate U.S. Holder, in each case who:

●	fails to provide an accurate taxpayer identification number;

●	is notified by the IRS that backup withholding is required; or

●	fails to comply with applicable certification requirements.

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

F. Dividends and Paying Agents

We have no plans to pay dividends prior to the consummation of the Transaction.  We do not currently have a paying agent.

G. Statement by Experts

Not applicable.

H. Documents on Display

We file annual reports and other information with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov .

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

ITEM 15. CONTROLS AND PROCEDURES

Item 15(a). Disclosure Controls and Procedures

Nautilus has carried out an evaluation under the supervision and with the participation of Nautilus’ management, including the Co-Chief Executive Officers (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the design and operation of Nautilus’ disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of October 31, 2012. Disclosure controls and procedures require that information to be disclosed in the reports Nautilus files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required, within the time periods specified in the applicable rules and forms, and that such information is accumulated and communicated to Nautilus’ management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Nautilus’ evaluation, the CEO and CFO have concluded that, as of October 31, 2012, the disclosure controls and procedures were effective at the reasonable assurance level.

Item 15(b). Management’s Annual Report on Internal Control over Financial Reporting

Nautilus’ management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Nautilus’ internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America. Nautilus’ internal control over financial reporting includes those policies and procedures that:

(i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Nautilus;

(ii)
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of Nautilus are being made only in accordance with authorizations of management and directors; and

(iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Nautilus’ assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Nautilus’ management evaluated the effectiveness of Nautilus’ internal control over financial reporting as of October 31, 2012 based on the criteria established in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the evaluation, management has concluded that Nautilus maintained effective internal control over financial reporting as of October 31, 2012.

Nautilus’ independent registered public accounting firm, WithumSmith+Brown, PC, has issued an audit report on Nautilus’ internal control over financial reporting as of October 31, 2012, presented on page F-1.

Item 15(c). Attestation Report of the Registered Public Accounting Firm

Not applicable.

Item 15(d). Changes in Internal Control over Financial Reporting

There has been no change in Nautilus’ internal control over financial reporting during the fiscal year ended October 31, 2012 that has materially affected, or is reasonably likely to materially affect, Nautilus’ internal control over financial reporting.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Since November 1, 2010 (inception), our independent registered public accounting firm has been Withum Smith+Brown, PC.

The following table represents the aggregate fees for service rendered by Withum Smith+Brown, PC for the period from November 1, 2010 to October 31, 2012.

	October 31, 2012	October 31, 2011
Audit Fees	$36,500	$57,000	(1)
Audit-Related Fees	5,000	11,000
Total fees	$41,500	$68,000

(1)   October 31, 2011 audit fees include audit fees of $37,000 in connection with our initial public offering in July 2011.

Consistent with SEC policies and guidelines regarding audit independence, the Audit Committee is responsible for the pre-approval of all audit and permissible non-audit services provided by our principal independent accounting firm on a case-by-case basis. Our Audit Committee has established a policy regarding approval of all audit and permissible non-audit services provided by our principal independent accountants. Our Audit Committee pre-approves these services by category and service. Our Audit Committee has preapproved all of the services provided by our principal independent accountants in 2012.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

Our financial statements are included in this Annual Report beginning on page F-1, which are incorporated herein by reference.

ITEM 19. EXHIBITS
EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Incorporation (1)
1.2	Certificate of Correction (4)
1.3	Bylaws (2)
4.1	Underwriting Agreement, dated July 14, 2011, by and between Nautilus Marine Acquisition Corporation and Maxim Group LLC, as representative of the underwriters (1)
4.2	Warrant Agreement, dated July 14, 2011, by and between Nautilus Marine Acquisition Corporation and American Stock Transfer & Trust Company (1)
4.3	Investment Management Trust Agreement, dated July 14, 2011, by and between Nautilus Marine Acquisition Corporation and American Stock Transfer & Trust Company (1)
4.4	Registration Rights Agreement, dated July 14, 2011, by and among Nautilus Marine Acquisition Corporation and the securityholders named therein (1)
4.5	Letter Agreement, dated as July 14, 2011, among Nautilus, Nautilus Marine Acquisition Corporation and each of the directors and officers of the Registrant (1)
4.6	Warrant Subscription Agreement, dated May 15, 2011 (2)
4.7	Amendment No. 1 to Warrant Subscription Agreement, dated June 15, 2011 (2)
4.8	Amendment No. 2 to the Warrant Subscription Agreement, dated July 14, 2011 (1)
4.9	Administrative Services Agreement between the Registrant and Fjord NEPA (Greece) (2)
4.10	Form of Indemnity Agreement by and between the Registrant and each of the directors and officers of the Registrant (2)
4.11	Form of Unit Purchase Option dated July 20, 2011 granted to the underwriters (2)
4.12	Promissory Note, dated July 30, 2012, issued to George Syllantavos in the amount of $60,000 (3)
4.13	Promissory Note, dated July 30, 2012, issued to Akis Tsirigakis in the amount of $60,000 (3)
11.1	Code of Conduct and Ethics (2)
12.1	Certification of Co-Chief Executive Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
12.2	Certification of Co-Chief Executive Officer and Chief Financial Officer Pursuant to Rule 13a-14(a) or Rule 15d-1(a)
13.1	Certifications Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Financial Statements for the year ending October 31, 2012
101	Interactive Data File

(1) Incorporated by reference to the registrant’s current report on Form 6-K filed on July 20, 2011.
(2) Incorporated by reference to the registrant’s registration statement on Form F-1, initially filed on June 1, 2011.
(3) Incorporated by reference to the registrant’s current report on Form 6-K filed on September 14, 2012.
(4) Incorporated by reference to the registrant’s annual report on Form 20-F for the period ended October 31, 2011.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this report on its behalf.

NAUTILUS MARINE ACQUISITION CORP.

February 4, 2013	By:	/s/ George Syllantavos
George Syllantavos
Chief Financial Officer