Form 20-F
Nautilus Marine Acquisition Corp
filed 2013-02-21
CIK 1507154

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended __________________

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report: February 14, 2013

Commission File Number: 001-35235

NAUTILUS MARINE ACQUISITION CORP.
 (Exact name of Registrant as specified in its charter)

Not applicable	Republic of Marshall Islands
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

90 Kifissias Avenue
Maroussi 15125
Athens, Greece
(Address of Principal Executive Offices)

George Syllantavos
90 Kifissias Avenue
Maroussi 15125
Athens, Greece
+30 210 876-4858.
gsyllantavos@nautiluscorp.com
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the shell company report: 4,090,968 shares of common stock.

 Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐            Accelerated filer ☐          Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐    Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☐

NAUTILUS MARINE ACQUISITION CORP.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Shell Company Report on Form 20-F (including information incorporated by reference herein, the “Report”) contains or may contain forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”) that involve significant risks and uncertainties.  All statements other than statements of historical facts are forward-looking statements.  These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements.  The risk factors and cautionary language referred to or incorporated by reference in this Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described in our forward-looking statements, including among other things:

●	the risk that the business and assets of Assetplus Limited (“Assetplus”) will not be properly integrated into Nautilus;
●	the risk that the business of Assetplus will not perform as anticipated;
●	the risk that the benefits to Nautilus and its stockholders anticipated from acquisition by Nautilus of Assetplus may not be fully realized or may take longer to realize than expected;
●	the risks associated with the current concentration of Assetplus’ business with one customer, Petrobras;
●	the potential for lower return on investment by Nautilus on its investments in vessel assets;
●	the inability of Nautilus to expand and diversify the business of Assetplus;
●	the risk of the delisting of our securities from the Nasdaq Capital Market;
●	conflicts of interest of our officers and directors;
●	potential current or future affiliations of our officers and directors with competing businesses;
●	our ability to obtain additional financing if necessary;
●	the ability of our directors and affiliates to control or influence the outcome of matters requiring stockholder approval due to its substantial interest in us;
●	the adverse effect the outstanding warrants may have on the market price of our shares of common stock;
●	the adverse effect on the market price of our shares of common stock due to the existence of registration rights with respect to the securities owned by our directors and affiliates;
●	the lack of a market for our securities;
●	our dependence on our key personnel;
●	environmental, permitting and other regulatory risks;
●	foreign currency fluctuations and overall political risk in foreign jurisdictions;
●	the risk that any projections, including earnings, revenues, expenses, synergies, margins or any other financial items are not realized;
●	the potential for reductions in industry profit margins due to, among other factors, declining charter rates;
●	the inability of Nautilus to manage growth;
●	requirements or changes affecting the shipping and maritime industry;
●	our operating and capital expenditures;
●	our competitive position; and
●	expected results of operations and/or financial position.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Report.  Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.  We undertake no obligation to publicly update or revise any forward-looking statements contained in this Report, or the documents to which we refer readers in this Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

-i-

EXPLANATORY NOTE

On December 5, 2012, Nautilus Marine Acquisition Corp. entered into a Share Purchase Agreement (“Purchase Agreement”) with Assetplus Limited, a Cyprus company (“Assetplus”), and each of Vega Resource Group AS (“Vega Resource”) and Oil and Gas Ships Investor Limited (“Oil & Gas”) as ultimate beneficial owners of 100% of the issued and outstanding equity shares of Assetplus, pursuant to which Nautilus agreed to acquire from Vega Resource and Oil and Gas 100% of the issued and outstanding equity shares of Assetplus, and Assetplus would become a wholly-owned subsidiary of Nautilus (the “Acquisition”).

On February 14, 2013, Nautilus consummated the Acquisition pursuant to the terms of the Purchase Agreement. This Report is being filed in connection with the Acquisition.

Unless otherwise indicated, “we,” “us,” “our,” “the Company” and similar terminology refers to Nautilus Marine Acquisition Corp., a company organized under the laws of the Republic of the Marshall Islands, and its subsidiaries subsequent to the Acquisition.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A.             Directors and Senior Management

The directors and executive officers upon consummation of the transactions contemplated by the Purchase Agreement are described in the Company’s Amended and Restated Offer to Purchase filed with the Securities and Exchange Commission as Exhibit 99(A)(1)(F) to the Company’s Amendment No. 5 to Schedule TO filed on February 4, 2013, as amended  by the Company’s Amendment No. 6 to Schedule TO filed on February 11, 2013 (collectively referred to as the “Offer to Purchase”) in the section entitled “Management of Nautilus Following the Acquisition” beginning on page 157 and is incorporated herein by reference.

B.             Advisors

Ellenoff Grossman & Schole LLP, 150 East 42nd Street, 11th Floor, New York, NY 10017, has acted as counsel for the Company and will continue to do so subsequent to the consummation of the Acquisition. Reeder & Simpson, P.C., P.O. Box 601, Majuro, MH 96960, has acted as Marshall Islands law counsel for the Company and will continue to do so subsequent to the consummation of the Acquisition.

The principal banker for the Company is Maxim Group LLC, 405 Lexington Avenue, New York, New York 10174.

C.             Auditors

From the Company’s inception through the consummation of the transactions contemplated by the Purchase Agreement, WithumSmith+Brown, PC, 1411 Broadway, 9th Floor, New York, New York 10018, has acted as the Company’s independent registered public accounting firm and will continue to do so subsequent to the consummation of the Acquisition.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.             Selected Financial Data

Selected financial information regarding Nautilus and Assetplus is included in the Offer to Purchase in the sections entitled “Selected Historical Financial Information” beginning on page 47, and “Unaudited Pro Forma Condensed Consolidated Financial Statements” beginning on page 145, and are incorporated herein by reference.

B.             Capitalization and Indebtedness

The capitalization of the Company is included in the Offer to Purchase in the section entitled “Capitalization” beginning on page 52, and is incorporated herein by reference.

C.             Reasons for the Offer and Use of Proceeds

Not applicable.

D.             Risk Factors

The risks associated with Nautilus are described in the Offer to Purchase in the section entitled “Risk Factors - Risks Related to Nautilus” beginning on page 21 and are incorporated herein by reference. The risks associated with Assetplus’ business are described in the Offer to Purchase in the sections entitled “Risk Factors - Risks Associated with the Shipping Industry” beginning on page 26 and “Risks Related to Assetplus’s Business and Industry” beginning on page 29 and are incorporated herein by reference.

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

On August 15, 2011, we announced that the underwriters of our initial public offering elected not to exercise their over-allotment option.  As a result, our initial shareholders forfeited an aggregate of 180,000 shares of our common stock.

On July 15, 2011, our units commenced trading on the Nasdaq Capital Market under the symbol “NMARU”.  On August 29, 2011, the units automatically separated into the common stock and warrants underlying the units and commenced trading on the Nasdaq Capital Market under the symbols “NMAR” and “NMARW”, respectively. Following the separation, the units ceased trading.

On December 5, 2012, Nautilus entered into a Purchase Agreement with Assetplus, and each of Vega Resource and Oil and Gas as ultimate beneficial owners of 100% of the issued and outstanding equity shares of Assetplus, pursuant to which Nautilus agreed to acquire from Vega Resource and Oil and Gas 100% of the issued and outstanding equity shares of Assetplus, and Assetplus would become a wholly-owned subsidiary of Nautilus. On February 14, 2013, Nautilus consummated its acquisition pursuant to the terms of the Purchase Agreement. The material terms of the Purchase Agreement and related agreements are described in the Offer to Purchase in the sections entitled “The Transaction,” beginning on page 54, “The Share Purchase Agreement,” beginning on page 64, “Sources of Debt Financing for the PSVs and OSRVs” beginning on page 73 and “Additional Material Related Agreements” beginning on page 75, and are incorporated herein by reference.

The entry by Nautilus into the Purchase Agreement obligated Nautilus to consummate prior to the closing of the Acquisition a tender offer (the “Tender Offer”) pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act.  Through the Tender Offer, shareholders of Nautilus were provided with the opportunity to redeem their Nautilus common stock for cash equal to their pro rata share of the aggregate amount then on deposit in Nautilus’ trust account, less taxes, upon the consummation of the Acquisition.  The Tender Offer expired at 5:00 p.m., New York City time, on February 13, 2013. Based upon information provided by American Stock Transfer & Trust Company, the depositary for the Tender Offer, as of the expiration of the Tender Offer, a total of 4,225,864 shares of common stock were validly tendered and not withdrawn, all of which were accepted for purchase.  As such, Nautilus accepted for purchase 4,225,864 shares of common stock (or 70.4% of Nautilus’ issued and outstanding shares of common stock) at a purchase price of $10.10 per share for a total cost of approximately $42.68 million, excluding fees and expenses related to the Tender Offer.

B.             Business Overview

Following and as a result of the Acquisition, all of Nautilus’ business is conducted through Assetplus and its subsidiaries.  A description of the business is included in the Offer to Purchase in the sections entitled “Business of Assetplus” beginning on page 120, “The International Offshore Supply Vessel Industry” beginning on page 123 and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Assetplus” beginning on page 141, and incorporated herein by reference.

C.             Organizational structure

Upon consummation of the Acquisition, Assetplus became a wholly owned subsidiary of Nautilus.  The Company’s organizational chart is included in the Offer to Purchase on page 8, and incorporated herein by reference.

D.             Property, plants and equipment

The Company’s fixed assets and encumbrances are described in the Offer to Purchase in the sections entitled “Business of Assetplus” beginning on page 120 and “Sources of Debt Financing for the PSVs and OSRVs” beginning on page 73, which information is incorporated herein by reference.

ITEM 4A. UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition of each of Nautilus and Assetplus is included in the Offer to Purchase in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Nautilus” beginning on page 111 and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Assetplus” beginning on beginning on page 141, and incorporated herein by reference.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.             Directors and Executive Officers

Information regarding the directors and executive officers of Nautilus upon the consummation of the Acquisition is included in the Offer to Purchase in the section entitled “Management of Nautilus Following the Acquisition” beginning on page 157. Information regarding Messrs. Tsirigakis and Syllantavos is included in the section of the Offer to Purchase entitled “Management of Nautilus” beginning on page 115.  All such information is incorporated herein by reference.

B.             Compensation

The executive compensation of Nautilus’ executive officers and directors is described in the Offer to Purchase in the section entitled “Additional Material Related Agreements – Employment Agreements and Consultancy Agreements” beginning on page 78, which information is incorporated herein by reference.

C.             Board Practices

Information regarding Nautilus’s board of directors subsequent to the Acquisition is included in the Offer to Purchase in the section entitled “Management of Nautilus Following the Acquisition” beginning on page 157, and is incorporated herein by reference.

D.             Employees

As of the date of this Report, Nautilus has four employees, including two executive officers.

F.             Share Ownership

Ownership of Nautilus’ shares by its executive officers and directors upon consummation of the Acquisition is set forth in Item 7.A of this Report.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.             Major Shareholders

The following table sets forth information regarding the beneficial ownership based on 4,090,968 shares of our common stock outstanding as of February 14, 2013 (subsequent to the closing of the Acquisition and the closing of the Tender Offer), based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;
●	each of our officers and directors; and
●	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owners(1)	Amount and nature of beneficial ownership	Percentage of outstanding ordinary shares
Astra Maritime Inc. (2)	275,567	6.74%
Orca Marine Corp. (2)	275,567	6.74%
Prokopios (Akis) Tsirigakis (2) (3)	324,567	7.93%
George Syllantavos (2) (3)	324,567	7.93%
Fjord Management S.A. (3)	98,000	2.40%
Alexandros Gotsopoulos	-	-
Anthony Argyropoulos	-	-
Savvas Georghiades	-	-
AQR Capital Management, LLC (4)	542,700	13.27%
Oil and Gas Ships Investor Limited (5)	1,985,149	48.53%
Vega Resource Group AS (6)	237,624	5.81%
Mezzanine Financing Investment III Ltd. (7)	594,059	14.52%
All directors and officers as a group (5 persons) (2)	649,134	15.87%

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

(3)           Mr. Tsirigakis and Mr. Syllantavos each own 50% of Fjord Management S.A. As a result, they may each be deemed to be beneficial owners of 50% of the shares deemed to be beneficially owned by Fjord Management S.A. Each of Messrs. Tsirigakis and Syllantavos disclaims beneficial ownership of any shares of Fjord Management S.A. in which he does not have a pecuniary interest.

(4)           Abdon Bolivar serves as the Chief Compliance Officer to AQR Capital Management, LLC (“AQR”). AQR’s address is Two Greenwich Plaza, 3rd Floor, Greenwich, CT 06830. These shares are subject to a lock-up and put option agreement between AQR and Nautilus, dated November 12, 2012 and amended on January 31, 2013.  Pursuant to the agreement, AQR is prohibited from selling, transferring or otherwise disposing of these shares until the 11th business day following the expiration of the Tender Offer.  The agreement also provides that AQR has a put right for these shares, which is exercisable following the expiration of the lock-up period and terminating on the second business day thereafter, pursuant to which the shares may be put back to Nautilus at $10.10 per share.

(5)           Ms. Vrysiis Aikaterini Vosniadi is the natural person with voting and dispositive power with respect to these shares. The address of this shareholder is c/o Assetplus Limited, 10 Skopa Street, Tribune Huse, 1075, Nicosia, Cyprus.

(6)           Messrs. Kjell Eivind Karlsen, Kenneth Fjelt, Per Andreas Schøyen, Svein-Harald Mosvold Knutsen and Tom Arne Nordvik share voting and dispositive power with respect to these shares. The address of these shareholders is c/o Vega Offshore Management AS, PO Box 54, N-4611 Kristianland, Norway.

(7)           Ms. Elissavet Manola is the natural person with voting and dispositive power with respect to these shares. The address of this shareholder is 5/1 Merchants Street, Valletta, Malta.

B.             Related Party Transactions

Related party transactions of Nautilus and Assetplus are described in the Offer to Purchase in the section entitled “Certain Relationships and Related Transactions” beginning on page 165, and is incorporated by reference herein.

C.             Interests of Experts and Counsel

Not Applicable.

ITEM 8. FINANCIAL INFORMATION

A.             Consolidated Statements and Other Financial Information

See Item 18 of this Report.

B.             Significant Changes

Not applicable.

ITEM 9. THE OFFER AND LISTING

A.             Offer and Listing Details

Our shares of common stock and warrants are listed on the Nasdaq Capital Market under the symbols NMAR and NMARW, respectively. Information about the market price of our units, common stock and warrants prior to the Business Combination, including quarterly highs and lows, is included in the Offer to Purchase in the section entitled “Price Range of Securities and Dividends” beginning on page 105 and is incorporated herein by reference. The following table includes information of the high and low market prices for the last two years and for the last six months:

	Units		Common Stock		Warrants
	Low	High	Low	High	Low	High
Annual High and Lows
October 31, 2012	N/A	N/A	$9.49	$10.50	$0.06	$0.41
October 31, 2011	$9.86	$9.92	$9.40	$9.56	$0.30	$0.40
Monthly High and Lows
February 2013 (through February 14, 2013)	N/A	N/A	$9.78	$10.80	$0.15	$0.29
January 2013	N/A	N/A	$10.00	$10.10	$0.15	$0.35
December 2012	N/A	N/A	$9.96	$10.10	$0.28	$0.54
November 2012	N/A	N/A	$9.96	$10.11	$0.15	$0.40
October 2012	N/A	N/A	$9.96	$10.50	$0.11	$0.25
September 2012	N/A	N/A	$9.94	$10.00	$0.13	$0.22
August 2012	N/A	N/A	$9.82	$9.95	$0.10	$0.23

Holders of our common stock and warrants should obtain current market quotations for their securities. There can be no assurance that a trading market will develop for these securities.

B.             Plan of Distribution

Not applicable.

C.             Markets

Our shares of common stock and warrants are listed on the Nasdaq Capital Market under the symbols NMAR and NMARW, respectively.

D.             Selling Shareholders

Not applicable.

E.              Dilution

Not applicable.

F.              Expenses of the Issue

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A.             Share Capital

We are authorized to issue 200,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 preferred shares, $0.0001 par value per share. As of the date of this Report (subsequent to the closing of the Acquisition and the closing of the Tender Offer), there were 4,090,968 shares of common stock outstanding.  There were also 7,908,000 warrants outstanding, each to purchase one share of common stock. In addition, there was one unit purchase option outstanding to purchase 150,000 units (comprised of one share of common stock and one warrant) at an exercise price of $11.00 per unit.

B.             Memorandum and Articles of Association

The description of our Second Amended and Restated Articles of Incorporation is contained in our Registration Statement on Form F-1, as amended (File No. 333-174634 ), filed with the SEC, which is incorporated herein by reference.

C.             Material Contracts

All material contracts governing the business of the Company are described elsewhere in this Report or in the information incorporated by reference herein.

D.             Exchange Controls and Other Limitations Affecting Security Holders

Under the laws of the Republic of the Marshall Islands, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to nonresident holders of our shares of common stock.

E.              Taxation

Marshall Islands Taxation

Under current Marshall Islands law, we are not subject to tax on income or capital gains, and no Marshall Islands withholding tax or income tax will be imposed upon payments of dividends by us to our shareholders or proceeds from the disposition of our common stock and warrants, provided such shareholders or warrant holders, as the case may be, are not residents of the Marshall Islands. There is no tax treaty between the United States and the Marshall Islands.

United States Federal Income Taxation

The material United States federal income tax consequences of owning and disposing of our securities following the Acquisition are described in the Offer to Purchase in the section entitled “The Offer — United States Federal Income Taxation” beginning on page 91, and is incorporated herein by reference.

F.              Dividends and Paying Agents

Our dividend policy is described in the Offer to Purchase in the section entitled “Dividends and Dividend Policy of Nautilus Following the Transaction” beginning on page 105 and is incorporated herein by reference.

G.             Statement by Experts

Not applicable.

H.             Documents on Display

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. You may read and copy any report or document we file, including the exhibits, at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room.

I.              Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

We do not have instruments subject to market risk.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

See Item 18.

ITEM 18. FINANCIAL STATEMENTS

The financial statements of Nautilus are included in the Offer to Purchase beginning on page F-2, and are incorporated herein by reference.  The financial statements of Assetplus are included in the Offer to Purchase beginning on page F-19 and are incorporated herein by reference. The information set forth in the Offer to Purchase in the section entitled “Unaudited Pro Forma Condensed Consolidated Financial Information” beginning on page 145 is incorporated herein by reference.

ITEM 19. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Description
1.1	Second Amended and Restated Articles of Incorporation (1)
1.2	Certificate of Correction (4)
1.3	Bylaws (2)
1.4*	Amendment No. 1 to the Bylaws
4.1	Underwriting Agreement, dated July 14, 2011, by and between Nautilus Marine Acquisition Corporation and Maxim Group LLC, as representative of the underwriters (1)
4.2	Warrant Agreement, dated July 14, 2011, by and between Nautilus Marine Acquisition Corporation and American Stock Transfer & Trust Company (1)
4.3	Registration Rights Agreement, dated July 14, 2011, by and among Nautilus Marine Acquisition Corporation and the securityholders named therein (1)
4.4	Letter Agreement, dated as July 14, 2011, among Nautilus, Nautilus Marine Acquisition Corporation and each of the directors and officers of the Registrant (1)
4.5	Warrant Subscription Agreement, dated May 15, 2011 (2)
4.6	Amendment No. 1 to Warrant Subscription Agreement, dated June 15, 2011 (2)
4.7	Amendment No. 2 to the Warrant Subscription Agreement, dated July 14, 2011 (1)
4.8	Form of Indemnity Agreement by and between the Registrant and each of the directors and officers of the Registrant (2)
4.9	Form of Unit Purchase Option dated July 20, 2011 granted to the underwriters (2)
4.10	Share Purchase Agreement, by and among Nautilus Marine Acquisition Corp., Assetplus Limited, Vega Resources Group AS, and Oil & Gas Ships Investors Limited, dated December 5, 2012 (6)
4.11	Form of Lock-up with Put Agreement, entered into by and between Nautilus Marine Acquisition Corp. and certain investors, dated on November 12, 2012 (6)
4.12	First Equity Incentive Plan (6)
4.13	Standby Facility, dated December 5, 2012, established by Astra Maritime Inc. and Orca Marine Corp. in favor of Nautilus Marine Acquisition Corp. (6)
4.14	Irrevocable Standby Facility, dated December 5, 2012, established by Astra Maritime Inc. and Orca Marine Corp. in favor of Nautilus Marine Acquisition Corp. (6)
4.15	Amended and Restated Promissory Note dated December 5, 2012, issued to Prokopios (Akis) Tsirigakis in the amount of $60,000 (6)
4.16	Amended and Restated Promissory Note dated December 5, 2012, issued to George Syllantavos in the amount of $60,000 (6)
4.17	Promissory Note dated December 5, 2012, issued to George Syllantavos in the amount of $70,000 (6)
4.18	Promissory Note dated December 5, 2012, issued to Prokopios (Akis) Tsirigakis in the amount of $70,000 (6)
4.19	Exclusive Option Agreement, dated November 7, 2012, by and between Nautilus Marine Acquisition Corp. and Vega Resource Group AS (6)
4.20	Amendment No.1 to the Lock-up with Put Agreement, entered into by and between Nautilus Marine Acquisition Corp. and certain investors, dated January 31, 2013 (5)
4.21	Consulting Agreement dated November 13, 2012, between Nautilus Marine Acquisition Corp. and Donava Holdings Inc. (5)
4.22	Employment Agreement dated November 13, 2012, between Nautilus Marine Acquisition Corp. and Prokopios (Akis) Tsirigakis (5)
4.23	Consulting Agreement dated November 13, 2012, between Nautilus Marine Acquisition Corp. and Ramada Holdings Inc. (5)
4.24	Employment Agreement dated November 13, 2012, between Nautilus Marine Acquisition Corp. and George Syllantavos (5)
4.25	Amended and Restated Offer to Purchase dated February 4, 2013 (5)
101	Interactive Data File _________________ *Filed herewith

(1)	Incorporated by reference to the registrant’s report on Form 6-K filed on July 20, 2011.
(2)	Incorporated by reference to the registrant’s registration statement on Form F-1, initially filed on June 1, 2011.
(3)	Incorporated by reference to the registrant’s report on Form 6-K filed on September 14, 2012.
(4)	Incorporated by reference to the registrant’s annual report on Form 20-F for the period ended October 31, 2011.
(5)	Incorporated by reference to the registrant’s Amendment No. 7 to Schedule TO-I filed on February 4, 2013, as amended.
(6)	Incorporated by reference to the registrant’s Form 6-K filed on December 7, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

NAUTILUS MARINE ACQUISITION CORP.

February 21, 2013	By:	/s/ George Syllantavos
Name: George Syllantavos
Title: Chief Financial Officer